United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2017

Vale S.A.

Avenida das Américas, No. 700 — Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	119

PUBLICLY HELD COMPANY

National Corporate Taxpayer Number (Cadastro Nacional de Pessoas Jurídicas — CNPJ) 33.592.510/0001-54

EXTRAORDINARY SHAREHOLDERS’ MEETING

NOTICE OF MEETING

The Shareholders of Vale S.A. (“Vale” or the “Company”) are invited to meet in an Extraordinary Shareholders’ Meeting, to be held on October 18, 2017, at 10 a.m., at the address Avenida das Américas n. 700, 2nd floor, room 218 (auditorium), Città America, Barra da Tijuca, in this City, in order to vote on the following items on the Agenda:

I.                                        Amend Vale’s By-laws to implement certain adjustments and improvements described below, namely:

1.              Amend the head paragraph of Art. 5 to reflect the composition of the Company’s capital stock after the corporate restructuring;

2.              Modify the head paragraph of Art. 9, to set forth that the Secretary of the Meeting will henceforth be appointed by the Chairman of the Meeting;

3.              Amend the Sole Paragraph of Art. 9 which becomes §1, in order to set forth that any person appointed by the Chairman of the Board of Directors may preside over the Meeting, in cases of absence or temporary impediment of the Chairman or Vice-Chairman of the Board of Directors or their respective alternates;

4.              Include §2 to Art. 9 to establish that the minutes of the meetings will be drawn up in the form of summary and that they will be signed by enough shareholders needed to constitute the quorum necessary for approval of the items;

5.              Amend Art. 14, item XVIII, to set forth that the secretary of governance shall be appointed by the Board of Directors, and, as a result, exclude §15 of Art. 11 and §2 of Art. 13 that mentioned the Secretary of the Board of Directors;

6.              Modify Art. 14, item XXVI, to clarify the wording on the provision of guarantees in general by the Company;

7.              Include §3 in Art. 14 in order to establish that Vale and its subsidiaries are prohibited from contributing to political parties, and to their representatives or candidates;

8.              Amend the head paragraph of Art. 15 to create the Financial Committee, Personnel Committee, Compliance and Risk Committee, Audit Committee and Sustainability Committee;

9.              Adapt the wording of §1 of Art. 18 on the appointment of members of Vale’s Advisory Committees (“Committees”);

10.       Amend the title and head paragraph of Art. 19 to determine that the working and responsibilities of the Committees shall be defined by the Board of Directors in the internal rules of each of the Committees;

11.       Due to the amendment above, exclude Subsection IV, Arts. 20 to 25, with the consequent renumbering of the other articles of the By-laws and updating of the cross references mentioned in the current Arts. 14, XVII; 31, §1; 33, V and VI; 34, IV; 46; 49, I; 51, §§ 5th, 6th and 8th; 53; 54; 55 and 56;

12.       Include §3 in Art.19 to set forth that it is the Board of Directors’ duty, within its legal limits, to determine that certain responsibilities of the Fiscal Council will henceforth be exercised, exclusively, by the Audit Committee; and

13.       Include a cross reference in §1 of Art. 39 to set forth that certain additional responsibilities of the Fiscal Council will henceforth be exercised by the Audit Committee;

II.                                   Proposal for conversion of all class “A” preferred shares issued by the Company into common shares at the ratio of 0.9342 common shares to each class “A” preferred share; and

III.                              Election of two independent members of the Board of Directors in order to fill vacant positions until the end of the management term of the current Board of Directors.

The effectiveness of the vote made with regard to item II of the Agenda shall be subject to prior approval of the item by holders of more than half of the class “A” preferred shares, meeting in a Special Shareholders’ Meeting, to be held on the same date, pursuant to §1 of Art. 136 of Law No. 6,404/1976 and amendments.

All the relevant documentation regarding the items to be voted on in the Shareholders’ Meeting are available to the shareholders at Vale’s head office, on its website (http://www.vale.com) and on the websites of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (www.cvm.gov.br), the B3 Brazilian Stock Exchange (B3 S.A. — Brasil, Bolsa, Balcão) (www.b3.com.br) and the Securities and Exchange Commission (www.sec.gov).

The shareholder may participate in the Meeting in person or through a duly established proxy, observing the terms of §1 of Art. 126 of Law 6,404/76. In this case, the proxy must have been established within one (1) year and be a shareholder, administrator, lawyer registered with the Brazilian Bar Association or a financial institution. As provided in Circular Letter/CVM/SEP/No.01/2017, legal entity shareholders may be represented at the Meeting through their legal representatives or through duly constituted agents, in accordance with the company’s formation documents and under the rules of the Brazilian Civil Code, and in this specific case there is no need for the agent to be a shareholder, an administrator of the company or a lawyer. Similarly, the shareholders that are investment funds, as decided by the CVM Board in the scope of CVM Administrative Procedure No. RJ-2014-3578, may be represented at the Meeting through legal representatives or through agents duly established by their manager or administrator, as provided under their by-laws.

We inform that the shareholder should appear at the Meeting providing proof of ownership of Vale shares issued within four (4) business days prior to the date of the Meeting, by the depository financial institution or custodian, as well as: (a) in the case of an individual shareholder, valid photo I.D. or, if applicable, the I.D. of the shareholder’s proxy and respective power of attorney; (b) in the case of a legal entity shareholder, the valid photo I.D. of the legal representative and the documents proving representation, including the proxy appointment and copy of the formation documents and of the minutes of the election of the administrators, and, (c) in the case of investment fund, the valid photo I.D. of the legal representative and the documents proving representation, including the proxy appointment and copy of the fund by-laws in force, of the formation documents of its administrator or manager, as the case may be, and minutes of the election of the administrators of the administrator or manager. If such documents are in a foreign language, they must be translated into Portuguese by a sworn translator, and notarization and consularization shall not be necessary. It should be noted that documents in English and Spanish do not need to be translated.

The representation documents will be checked to ensure they are in order before the Meeting is held.

To expedite the process of conducting the Meeting, we request that the shareholders who will be represented by proxy kindly deliver the documents proving representation, as mentioned above, at least 72 (seventy-two) hours prior to the Meeting.

The Company shall also allow its shareholders, for this Shareholders’ Meeting, to exercise their voting rights through absentee ballot. In this case, by October 11, 2017 (inclusive), the shareholder must transmit instructions for completion, sending the respective absentee ballot to: 1) the depository of the Company’s shares; 2) their respective custodians that render this service, in the case of shareholders holding shares deposited in the central depository; or 3) directly to the Company. For additional information, the shareholder shall comply with the rules set forth in CVM Instruction 481/2009 and the procedures described in the absentee ballot provided by the Company, as well as the respective Manual for Participation in the Meeting.

Rio de Janeiro, September 15, 2017.

Gueitiro Matsuo Genso

Chairman of the Board of Directors

Manual for Participation

in the Vale S.A.

Extraordinary Shareholders’ Meeting

October 18, 2017

Exhibit II — Information about the candidates to the two available positions on the Board of Directors, as set forth in Art. 10 of CVM Instruction 481/2009.

Exhibit III — Report in table form, detailing the origin and justification of the amendments proposed to Vale’s By-Laws, including any legal and economic effects, as well as the draft of Vale’s By-Laws, highlighting the proposal for wording of each provisions of the by-laws to be changed, pursuant to article 11 of CVM Instruction 481/2009.

Exhibit IV — Information required by article 17 of CVM Instruction 481/2009.

Exhibit V — Information required by article 20 of CVM Instruction 481/2009.

I.                                       Notice of Meeting

The Shareholders of Vale S.A. (“Vale” or “Company”) are hereby called to the Extraordinary Shareholders’ Meeting which will be held on October 18, 2017, at 10 a.m., at the address Avenida das Américas no. 700, 2nd floor, Room 218 (auditorium), Città America, Barra da Tijuca, in the city of Rio de Janeiro, in order to vote on the following items on the Agenda:

I.                    Amendment to Vale’s By-Laws to implement certain adjustments and improvements described below, namely:

1.              Amend the head paragraph of Art. 5 to reflect the composition of the Company’s capital stock after the corporate restructuring;

2.              Modify the head paragraph of Art. 9, to set forth that the Secretary of the Meeting become to be appointed by the Chairman of the Meeting;

3.              Amend Sole Paragraph of Art. 9 which becomes §1, in order to provide that any person appointed by the Chairman of the Board of Directors presided over by the Meeting, in cases of absence or temporary impediment of the Chairman or vice-chairman of the Board of Directors of their respective alternates;

4.              Include §2 to Art. 9 to establish that the minutes of the meetings will be drawn up in the form of summary and that they will be signed by enough shareholders needed to constitute the quorum necessary for approval of the items;

5.              Amend Art. 14, item XVIII, to set forth that the secretary of governance shall be appointed by the Board of Directors, and, as a result, exclude §15 of Art. 11 and §2 of Art. 13 that mentioned the Secretary of the Board of Directors;

6.              Modify Art. 14, item XXVI, to clarify the wording on the provision of guarantees in general by the Company;

7.              Include §3 in Art. 14 in order to establish that Vale and its subsidiaries are prohibited from contributing to political parties, and to their representatives or candidates;

8.              Amend the head paragraph of Art. 15 to organize the Financial Committee, Personnel Committee, Compliance and Risk Committee, Audit Committee and Sustainability Committee;

9.              Adapt the wording of §1 of Art. 18 on the appointment of members of Vale’s Advisory Committees (“Committees”);

10.       Amend the title and head paragraph of Art. 19 to determine that the working and responsibilities of the Committees shall be defined by the Board of Directors in the internal rules of each of the Committees;

11.       Due to the amendment above, exclude Subsection IV, Arts. 20 to 25, with the consequent renumbering of the other articles of the By-laws and updating of the cross references mentioned in the current Arts. Arts. 14, XVII; 31, §1; 33, V and VI; 34, IV; 46; 49, I; 51, §§ 5th, 6th and 8th; 53; 54; 55 and 56;

12.       Include §3 in Art.19 to set forth that it is the Board of Directors’ duty, within its legal limits, to determine that certain responsibilities of the Fiscal Council will henceforth be exercised, exclusively, by the Audit Committee; and

13.       Include a cross reference in §1 of Art. 39 to set forth that certain additional responsibilities of the Fiscal Council will henceforth be exercised by the Audit Committee;

II.               Proposal for conversion of all class “A” preferred shares issued by the Company into common shares at the ratio of 0.9342 common shares to each class “A” preferred share; and

III.          Election of two independent members of the Board of Directors in order to fill vacant positions until the end of the management term of the current Board of Directors.

II.                                  Procedures for Participation in the Meeting

The shareholders’ participation in the Extraordinary Shareholders’ Meeting (“Meeting”) is of utmost importance. For the Meeting to be held, the presence of at least ¼ (one quarter) of the Company’s capital stock with voting rights is necessary to vote on the issues set forth in items (ii) and (iii) of the Meeting’s Agenda, and 2/3 (two thirds) of the Company’s capital stock with voting rights is necessary to address the proposals of the amendments to the by-laws, item (i) of the Meeting’s Agenda. If either of these quorums is not met, the Company will publish a new Notice of Meeting announcing the new date for the Meeting to be held at second call to address the pending subjects, which can be held with the presence of any number of shareholders.

Vale’s shareholders may attend the Shareholders’ Meeting in person, by a duly constituted proxy, or by sending an absentee ballot, pursuant to CVM Instruction 481/2009 of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários — “CVM”), as amended (“CVM Instruction 481/2009”).

2.1.                                                    Participation in Person

The following documents are required for shareholders to participate in person in the Meeting:

Individual

•                  valid photo I.D. (original or certified copy) of the shareholder. The following documents may be submitted: (i) Identity Card (RG); (ii) Foreigner’s Identity Card (RNE); (iii) Passport; (iv) Professional Association card accepted as identification for legal purposes (for example, OAB, CRM, CRC, CREA); or (v) Driver’s License (CNH).

•                  proof of ownership of shares issued by Vale issued by the depository financial institution or custodian up to four (4) business days before the date of the Meeting.

Legal Entity

•                  valid photo I.D. of the legal representative (original or certified copy). The following documents may be submitted: (i) Identity Card (RG) or Foreigner’s Identity Card (RNE); (ii) Passport; (iii) Professional Association card accepted as identification for legal purposes (for example, OAB, CRM, CRC, CREA); or (iv) Driver’s License (CNH).

•                  documents proving representation, including the proxy appointment and copy of the formation documents and of the minutes of the election of the directors, and, in the case of investment fund, copies of (i) the fund by-laws in force, (ii) the formation documents of its director or manager, as the case may be, and (iii) the election of such directors. If such documents are in a foreign language, they must be translated into Portuguese by a sworn translator, and notarization and consularization shall not be necessary. It should be noted that documents in English and Spanish do not need to be translated either.

•                  proof of ownership of shares issued by Vale issued by the depository financial institution or custodian up to four (4) business days before the date of the Meeting.

We remind you that the documents will be checked to ensure they are in order before the beginning of the Meeting. For this reason, the shareholders are requested to kindly arrive in advance of the aforementioned Meeting so that the documents can be duly checked in a timely manner for their participation.

2.2.                                                    Participation by Proxy

Shareholder participation in the Meeting can be through a duly constituted proxy, observing the terms of Art. 126, §1 of Law no. 6,404 of December 15, 1976, as amended (“Law 6,404/76”). The proxy must have been nominated less than one (1) year previously, and be a shareholder, a manager, a lawyer registered with the Brazilian Bar Association (Ordem de Advogados do Brasil — OAB), or be a financial institution, and the members of investment funds must be represented by their fund management company.

Pursuant to the provisions set forth in Circular-Letter/CVM/SEP/no. 01/2017, shareholders that are legal entities may be represented in the shareholders’ meeting by their legal representatives or by a duly constituted proxy in accordance with the provisions of their respective formation documents and the Brazilian Civil Code. In this specific case, it is not required that the proxy of the legal entity shareholder be qualified as a shareholder, a company manager or a lawyer. Accordingly, investment fund shareholders, pursuant to the decision of the CVM Board under CVM Administrative Proceeding no. RJ-2014-3578, may be represented in the shareholders’ meeting through legal representatives or through proxies duly constituted by their manager or director, in accordance with their by-laws. In any case, it should be noted that legal entity shareholders and investment fund shareholders who wish to be represented in the Meeting by proxy must submit, in addition to the proxy appointment and proxy’s I.D., all the documents mentioned in item 2.1 above.

Any proxy written in a foreign language must be accompanied by the corporate documents, in the case of a legal entity, and the proxy instrument, all duly translated into Portuguese by a sworn translator, and notarization and consularization shall not be necessary. It should be noted that documents in English and Spanish do not need to be translated.

In item VI of this Manual, there is a proxy template for the shareholders’ reference. Shareholders may also use proxies other than that suggested in this Manual, as long as they are in accordance with the provisions of Law 6,404/76 and the Brazilian Civil Code.

To expedite the process of conducting the Meeting, those shareholders represented through a power of attorney (proxy) may, at their sole and exclusive discretion, send the representation documents at least 72 (seventy-two) hours prior to aforementioned Meeting, to the following address:

Attn.: Investor Relations Officer

Avenida das Américas no. 700, bloco 8, 2 andar, sala 218

Barra da Tijuca — Rio de Janeiro — RJ

Despite the above-mentioned deadline, we point out that the shareholder who appears by the start of the Meeting with the required documents will be entitled to participate and vote, even if he or she has not submitted them to the Company in advance.

We remind you that the representation documents will be checked before the beginning of the Meeting to ensure they are in order. For this reason, shareholders are requested to kindly arrive in advance of the Meeting so that the documents necessary for their participation can be duly checked in timely manner for their participation.

2.3.                                                    Participation of Holders of American Depositary Shares (“ADSs”)

Holders of ADSs may attend the Meeting, in which they will be represented by Citibank N.A. (“Citibank”), as a depository financial institution, observing the terms and procedures set forth in the “Deposit Agreement” signed with Vale. Citibank will send the voting cards (proxies) to the ADS holders so that they may exercise their voting rights, and will be representing in the Meeting through its representative in Brazil, Banco Bradesco S.A.

2.4.                                                    Participation by Absentee Ballot

As set forth in art. 21-A and subsequent articles of CVM Instruction 481/2009, the Company’s shareholders may send, as of this date, their voting instructions with respect to the matters addressed at the Meeting by completing and sending the absentee ballot (“Ballot”), attached as Exhibit I to this Manual. The content of the Ballot should reflect Exhibit 21-F of CVM Instruction 481/2009, which unites all the proposals for vote included in the Meeting’s Agenda.

The Ballot must:

•                  be accessed, to be printed and completed in advance, under the banner “AGE 10.18.2017” on the first page of the Company’s website (www.vale.com), as well as on the website of the CVM; and

•                  be received at least seven (7) days prior to the Meeting date, i.e., by 10.11.2017 (inclusive). Any voting ballots received after this date will be disregarded.

The shareholder opting to exercise his or her vote through the Ballot must do so through one of the following options:

(i)                                     through instructions for completion transmitted to the Company’s depository;

(ii)                                  through instructions for completion transmitted to their respective custodians, in the case of shareholders holding shares deposited in a central depository; or

(iii)                               through sending the Ballot directly to the Company.

After the deadline for absentee voting, namely, as of 10.12.2017, the shareholders can no longer change the voting instructions sent, except at the Meeting, in person or through a duly constituted proxy, upon specific request to disregard the voting instructions sent by Ballot, before the respective matter is put up to vote.

2.4.1.                  Through instructions for completion transmitted to the Company’s depository

This option is exclusively for shareholders holding shares deposited with Banco Bradesco S.A. and that are not deposited in the central depository:

The shareholder holding shares that are not deposited in the central depository — namely, at the B3 S.A. — Brasil, Bolsa, Balcão (São Paulo Stock Exchange) (“B3”) — and who opts to exercise his or her right to absentee voting through providers of depository services of the Company’s shares, Banco Bradesco S.A. (“Bradesco”), shall appear at any one of Bradesco’s 5,300 branches at least 7 days before the Meeting date, during the local banking hours, and submit the completed Ballot, initialed and signed, as well as the documents identified in the table below, so that the information in the Ballot may be transferred to Bradesco’s systems.

Documents to be submitted at the Bradesco branch, together with the Ballot	Individual	Legal Entity	Investment Fund
CPF and Photo ID of the shareholder or legal representative *	☒	☒	☒
Formation Documents, consolidated and updated **	☐	☒	☒
Document proving powers of representation **	☐	☒	☒
Consolidated and updated fund by-laws	☐	☐	☒

* Types of I.D. accepted: RG, RNE, CNH, Passport and officially recognized professional association card.

** For investment funds, manager and/or administrator documents, observing the voting policy.

Under art. 21-B of CVM Instruction 481/2009, the shareholder must transmit the instructions for completing the Ballot to the depository agent at least seven (7) days before the Meeting is conducted, i.e., by 10.11.2017 (inclusive).

Shareholders with questions may contact Bradesco as follows:

Tel: 0800 701 1616

e-mail: 4010.acecustodia@bradesco.com.br

Bradesco informs that the information above was inserted solely so the shareholder can have a channel to ask any questions related to sending the ballot to the depository agent. However, Bradesco shall not accept the receipt of Ballots through electronic mail, and only ballots submitted through any Bradesco branch shall be considered, in the terms and conditions set forth in this Manual.

2.4.2.                  Through instructions for completion transmitted to their respective custodians

This option is exclusively for shareholders holding shares under custody of the central depository — i.e., at B3. In this case, the absentee vote shall be exercised by shareholders in accordance with the procedures adopted by their respective custodians.

The shareholder holding the shares deposited in the Central Depository of B3 and who opts to exercise his or her right to absentee vote through service providers must transmit their voting instructions to their respective custodians, observing the rules established by them, which, in turn, shall forward such voting intentions to the Central Depository of B3.

To do so, the shareholders should get in touch with their respective custodians and check the procedures established by them to issue the voting instructions through the Ballot, as well as the documents and information they require to exercise such right, in order to send the respective ballot in a timely manner for their participation.

Under art. 21-B of CVM Instruction 481/2009, the shareholder must transmit the instructions for completing the Ballot to their custodians at least seven days before the Meeting is conducted, i.e., by 10.11.2017 (inclusive), unless a different deadline, which must be before such date, is established by their custodians.

Please note that, as established by art. 21-S of CVM Instruction 481/2009, the Central Depository of B3, upon receiving voting instructions of shareholders through their respective custodians, will disregard any instructions differing from that same vote that may have been issued by the same CPF (Individual Taxpayer I.D.) or CNPJ (Corporate Taxpayer I.D.) number.

2.4.3.                  Through sending the Ballot directly to the Company

The shareholders may also, as an alternative to the procedures described in items 2.4.1 and 2.4.2 above, send their Ballots directly to the Company.

To do so, the shareholders must print the Ballot (attached as Exhibit I to this Manual), complete it, initial all the pages and sign it, noting that the Company does not require certified signatures on Ballots issued in Brazil or notarization of those issued outside of Brazil.

Then, the shareholders must send the Ballot, duly completed, initialed and signed, and with the signatory’s signature certified or notarized, as applicable, to the following mailing address: Avenida das Américas no. 700, bloco 8, 2 andar, loja 218, Barra da Tijuca, in the city of Rio de Janeiro — RJ, to the attention of the Investor Relations Office, together with a copy of the documents listed below:

Individuals

•                  valid photo I.D. of the shareholder. The following documents may be submitted: (i) Identity Card (RG); (ii) Foreigner’s Identity Card (RNE); (iii) Passport; (iv) Professional Association card accepted as identification for legal purposes (for example, OAB, CRM, CRC, CREA); or (v) Driver’s License (CNH).

Legal entities

•                  documents proving representation, including copy of the formation documents and of the minutes of the election of the directors, and, in the case of investment fund, copy (i) of fund by-laws in force, (ii) of the formation documents of its director or manager, as the case may be, and (iii) of the election of such directors. If such documents are in a foreign language, they must be translated into Portuguese by a sworn translator, and notarization and consularization shall not be necessary. It should be noted that documents in English and Spanish do not need to be translated.

•                  valid photo I.D. of the legal representative. The following documents may be submitted: (i) Identity Card (RG) or Foreigner’s Identity Card (RNE); (ii) Passport; (iii) Professional Association card accepted as identification for legal purposes (for example, OAB, CRM, CRC, CREA); or (iv) Driver’s License (CNH).

The shareholder may also, if he or she prefers, send the documents to the Company in advance, by sending digitalized copies of the Ballot and the documents referred to above to the email address vale.ri@vale.com. Either way, it is indispensable that the Company receives the original (physical) copy of the Ballot and copies of the other documents sent before via email by the shareholder, within seven (7) days before the Meeting, i.e., by 10.11.2017 (inclusive), to the address mentioned above in this item 2.4.3.

Within three (3) days after receipt of such documents, the Company shall contact the shareholder, via the email address listed in item 2.1 of the Ballot, to confirm its receipt and acceptance.

If the Ballot is not properly completed or accompanied by the documents of proof described above, it will be disregarded and such fact shall be informed to the shareholder via digital communication sent to the email address listed in item 2.1 of the Ballot, which will indicate the need to resend the Ballot or the accompanying documents (provided there is sufficient time), describing the procedures and deadlines needed to correct the absentee vote.

During the voting period, the shareholder may send new voting instructions to the Company, if he or she understands it is necessary, and the voting map of the Company shall consider the last voting instruction submitted.

If there are differences between the Ballot received directly by the Company and the voting instruction contained in the voting map provided by the depository for the same CPF of CNPJ number, the voting instruction of the depository shall prevail, pursuant to the provisions of article 21-W, §2 of CVM Instruction 481/2009.

Vale stresses that:

•                  Ballots sent by shareholders who are not eligible to vote in the Meeting or in the respective vote shall not be considered for purposes of vote calculation;

•                  for the purposes of vote calculation, only the shares held by each shareholder on the date the Meeting is conducted will be considered, regardless of the date the respective Ballot is sent, and if the shareholder sells shares between the date the respective Ballot is sent and the date the Annual Shareholders’ Meeting is conducted, the votes related to the shares sold will be disregarded;

•                  voting instructions from a certain CPF or CNPJ shall be attributed to all the shares held by that CPF or CNPJ, according to the shareholding positions provided by the depository, on the date of the Meeting.

III.                             The Vote

3.1.                           Voting Rights

Pursuant to Article 5 of Vale’s By-Laws, each common share, each class “A” preferred share, and each special class preferred share allows for one vote in the resolutions of the Meeting. Class “A” and special preferred shares do not give the right to vote in resolutions regarding the election of members of the Board of Directors, except as provided in §2 and §3 of Article 11 of the By-Laws.

Thus, shareholders holding common shares may vote in all matters on the Meeting’s agenda. Shareholders holding preferred shares, on their turn, may vote in all matters on the Meeting’s agenda, except for the election of Board of Directors’ members, provided however, the possibility of separate election by shareholders of preferred shares together with shareholders of common shares, as the case may be. For further information, please see item 4.3 below.

The exercise of the right to elect a member of the Board of Directors in separate election may only be exercised upon evidence by the shareholders of unremitting title of the equity interest as required by the By-Laws and the applicable legislation during three (3) months, at least, immediately prior to the Meeting.

IV.                              Matters on the Agenda

All documents regarding the agenda of the Vale Shareholders’ Meeting are available to the shareholders at the main offices of Vale, on its website (www.vale.com) and on the websites of the CVM (www.cvm.gov.br), the B3 (www.b3.com.br), and the Securities and Exchange Commission (www.sec.gov).

4.1                               Amendment to Vale’s By-Laws.

To vote on this matter, the following documents are made available to the shareholders: the report in the form of table, detailing the origin and justification of the proposed amendments, including their possible legal and economic effects, as well as the draft By-Laws of Vale, highlighting the proposed text for each provision of the by-laws to be amended, as set forth in art. 11 of CVM Instruction 481/2009.

4.2.                            Proposal to convert the remaining class “A” preferred shares issued by the Company into common shares.

On 08.11.2017 the term to adhere to the voluntary conversion of class “A” preferred shares issued by Vale into common shares has expired (the “Voluntary Conversion”), one of the steps of the corporate restructuring approved in the Extraordinary Shareholders’ Meeting held on 06.27.2017, with the purpose of transforming Vale into a company without a defined controlling shareholder and of allowing its listing in B3’s special listing segment, Novo Mercado.

As per the material fact notice disclosed on such date, 1,660,581,830 class A preferred shares (including preferred shares represented by preferred ADSs), corresponding to 84.4% of the outstanding preferred shares (excluding shares held in treasury), were delivered by its holders to be converted or exchanged, as the case may be.

The Company sought to identify the main reasons for the non-conversion of the residual portion of the class A preferred shares, having verified that the reasons for which a great number of shareholders kept preferred shares were (a) that they were passive investment funds that have the purpose of following reference index; (b) that they were natural persons that do not actively participate of the market and that, despite the Company’s efforts to disseminate information regarding the conversion, did not learn of the process within the timeframe to request the conversion or that are unable to take such measures because of not knowing their condition as shareholders or due to restrictions of other natures; or (c) operational pitfalls that prevented their manifestation within the term for conversion.

Due to the significant conversion of class A preferred shares and in the Company’s and its shareholders’ best interest, the Company intends to anticipate the unification of the types of class A preferred shares and common shares into one single type, which would not only allow the complete alignment of all of the Company’s shareholders but would also permit the anticipation of the adhesion to B3’s Novo Mercado, together with the clear and proven benefits resulting thereto.

In order to allow the remaining shareholders of class “A” preferred shares to convert their shares, and, simultaneously, anticipate the effects of the migration of Vale to B3’s Novo Mercado, the proposal for conversion of the remaining shares to be deliberated at the Meeting establishes that the conversion shall be carried out in the same ratio as the Voluntary Conversion, that is, 0.9342 common share for each class “A” preferred share (the “Conversion of Remaining Shares”).

The approval of the Conversion of Remaining Shares requires the favorable vote of shareholders representing, at least, fifty percent (50%) of the voting shares.

The Conversion of Remaining Shares shall also be subject to the approval by holders of class “A” preferred shares in a Special Meeting.

In case of approval, the shareholders of preferred shares dissenting from the deliberation approving the Conversion of Remaining Shares shall have the right to withdraw from the Company, pursuant the provisions of art. 137 of Law 6,404/76, for the corresponding equity value of the shares. The withdrawal right shall be exercised within thirty (30) days as of the date of publication of the minutes of the Special Meeting that approves the Conversion of Remaining Shares.

Only dissenting shareholders that hold, uninterruptedly, title of their preferred shares from closing of the trading on 08.18.2017 until the date of the actual exercise of the right to withdraw shall have the withdrawal right. Shares purchased, including through “lease of shares”, as of 08.21.2017, including, shall not entitle their holders to the withdrawal right in connection with the Conversion of Remaining Shares.

As per art. 137, §3rd of Law 6,404/76, if the Conversion of Remaining Shares is approved, the management bodies may, within ten (10) days as of the end of the term for exercise of the withdrawal right, call a shareholders’ meeting to reconsider the deliberation due to the volume of exercised withdrawal.

Accordingly, the actual payment of the withdrawal amount, pursuant to art. 137, §3rd of Law 6,404/76, shall be subject and can only be requested after (a) the end of the 10-day term following the end of the term for exercising the withdrawal right, if management bodies do not exercise their right to call a shareholders’ meeting to ratify or reconsider the deliberation, or, (b) as the case may be, the ratification or reconsideration by the shareholders’ meeting to be duly called by the management bodies.

To vote on this subject, the shareholders are provided with the information required by Exhibits 17 and 20 of CVM Instruction 481/2009.

4.3.                            Election of independent members of the Board of Directors

In accordance with art. 11 of Vale’s current By-Laws, the Board of Directors is comprised by twelve (12) principal members and their respective alternates, one of which shall be elected and removed, in separate voting, by the group of employees of the Company, pursuant to §5th of such article. The unified term of office of the members of the Board of Directors is of two (2) years, reelection being permitted. Therefore, the members  of the Board of Directors to be elected to perform their duties until the Ordinary Shareholders Meeting of 2019 The election of the members of the Board of Directors shall observe the provisions of the applicable legislation and Vale’s By-Laws.

In the Ordinary Shareholders’ Meeting held on 04.20.2017 ten (10) principal members and their respective alternates were elected to the Board of Directors, all for a term of office ending on the 2019’s Ordinary Shareholders’ Meeting, one chair remaining empty for an principal member and his/her alternate.

In the Extraordinary Shareholders’ Meeting held on 06.27.2017, among other matters, the amendment to Vale’s By-Laws was approved in order to have it adapted, to the extent possible, to B3’s Novo Mercado’s rules, as well as to implement certain adjustments and improvements. Such amendments came into force on 08.14.2017.

Among the new provisions of the By-Laws are the increase of the number of Board Members from eleven (11) to twelve (12) principal members and same number of alternates, and the obligation that, at least, twenty percent (20%) of the elected directors (and respective alternates) be Independent Directors (as defined below), expressly declared as such in the General Shareholders’ Meeting that has elected them, being that members elected pursuant to the right established in §§2nd and 3rd of art. 11 of the By-Laws shall also be deemed as independent director.

“Independent Director” means a member of the board of directors that: (i) has no ties to the company, other than an equity interest; (ii) is not a Controlling Shareholder, spouse or close family member (to the second degree) of a Controlling Shareholder, and neither has, nor has had in the three (3) previous years, any ties to any company or entity related to a Controlling Shareholder (excluding persons with ties to public education or government research entities); (iii) in the three (3) previous years has not been an employee or officer of the company, or of the Controlling Shareholder or of a subsidiary of the company; (iv) is not a direct or indirect provider, supplier or buyer of goods and/or services, to an extent that would imply loss of independence; (v) is not an employee or senior manager of any company or entity that is offering or requesting services and/or products to and from the company to an extent that would imply loss of independence; (vi) is not a spouse or close family member (to the second degree) of any senior manager of the company; and (vii) is not entitled to any payment by the company other than the consideration earned as director (excluding cash distributions received in the capacity of an equity holder).

In order to be considered as an Independent Director, before the voting, the candidates shall present a justified statement confirming that they conform to the indecency criteria above.

Thus, currently there are two vacant positions of principal members and their alternates for Vale’s Board of Directors, which shall be filled in the Meeting.

Pursuant to Law 6,404/76, non-controlling shareholders holding (i) common shares that represent, at least, 15% of the voting capital, and (ii) preferred shares without voting rights or restricted voting rights that represent, at least, 10% of the capital stock, are entitled to, in separate voting process elect one member of the Board of Directors and his/her respective alternate. Considering that, as a result of the Voluntary Conversion less than 6% of Vale’s capital stock is represented by outstanding preferred shares, such shareholders will not, severally, be entitled to elect one member through the separate voting process pursuant to Law 6,404/76.

Nonetheless, if the holders of common shares do not reach the quorum of 15% of the total common shares issued by Vale, they shall be entitled to aggregate their shares with the shares held by shareholders of preferred shares to elect one member through the separate election process set forth in art. 141, §5th of Law 6,404/76, as long as these groups of shareholders represent, together, at least, 10% of the capital stock.

The exercise of the right to elect through the separate election process shall only be granted to shareholders that prove title of their shares for three (3) uninterrupted months, provided however, that the Company shall consider, for such purposes, the common shares resulting from the Voluntary Conversion as being held uninterruptedly by its holders.

If the shareholders elect one member of the Board of Directors through the separate election process, they will not be able to participate of the majority election process for the remaining position with the shares cast in the separate election process, such that voting twice with a share is avoided. Likewise, shares cast in the majority election process cannot be used in the separate election process.

The candidates appointed as principal and alternate members of the Board of Directors shall be elected in a majority election process in which only shareholders of common shares issued by Vale are entitled to vote, as per Vale’s By-Laws. The two principal candidates the receive the higher number of votes in the Meeting shall be elected, together with their alternates, to comprise the Board of Directors, provided that, in case there is a separate voting, as per the paragraphs above, only one member and his/her respective alternate may be appointed in the majority election process.

Pursuant to the Press Release of 09.06.2017, the Company was informed by the shareholders signatories of Vale’s Shareholders’ Agreement, executed on 08.14.2017, that such shareholders do not intend to appoint any member to the 2 vacant positions of the Board of Directors.

Attached hereto is the information of the appointed candidates for the vacant positions as principal and alternate members of the Board of Directors, in accordance to items 12.5 and 12.10 of the Reference Form, pursuant to Exhibit A of Instruction CVM n. 552/2014, by virtue of Circular Letter/CVM/SEP/N. 01/2017.

V.            ADDITIONAL INFORMATION

Any questions or clarifications on the matters listed in the Meeting Agenda can be resolved or obtained, as the case may be, through contact with the Investor Relations Office, including through email at vale.ri@vale.com.

VI. PROXY VOTE TEMPLATE

[ACIONISTA], [Qualificação] (“Outorgante”), neste ato nomeia e constitui como seu procurador o(a) Sr(a) [NOME], [NACIONALIDADE], [ESTADO CIVIL], [PROFISSÃO], com carteira de identidade nº [       ] e inscrito no CPF/MF sob o nº [      ], residente e domiciliado [ENDEREÇO], na Cidade [       ], Estado [       ] (“Outorgado”), ao qual confere poderes para representar o(a) Outorgante na Assembleia Geral Extraordinária da Vale S.A., a ser realizada, em primeira convocação no dia 18 de outubro de 2017, às 10h, e, se necessário, em segunda convocação em data a ser informada oportunamente, para assinar o Livro de Registro de Presença de Acionistas da Vale S.A. e a ata dessa Assembleia Geral, e apreciar, discutir e votar os assuntos constantes da respectiva ordem do dia, em conformidade com as orientações estabelecidas abaixo:

[SHAREHOLDER], [Identification] (the “Grantor”), hereby appoints and designates [NAME], [CITIZENSHIP], [MARITAL STATUS], [PROFESSION], with ID no. [    ] and CPF/MF no. [      ], resident and domiciled at [ADDRESS], in the City of [       ], State of [       ] (the “Grantee”), as true and lawful attorney-in-fact to represent the Grantor at Extraordinary Shareholders’ Meetings to be held on first call on October 18, 2017, at 10 a.m., and, if necessary, on second call on a date to be duly informed, with powers to sign the Attendance Book of Vale S.A. Shareholders and the corresponding minutes of such Shareholders’ Meeting, and evaluate, discuss and vote on matters included in the agenda, in accordance with the voting instructions below:

Ordem do dia:	Agenda:

1) Alteração do Estatuto Social da Vale:	1) Amendment to Vale’ By-Laws:.

☐ a favor ☐ contra ☐ abstenção	☐ in favor ☐ against ☐ abstain

2) Conversão das Ações Preferenciais Classe A em Ordinárias:	2) Conversion of Class A Preferred Shares into Common Shares:

☐ a favor ☐ contra ☐ abstenção	☐ in favor ☐ against ☐ abstain

3) Eleição de dois membros independentes do Conselho de Administração:	3) Election of two independent members for the Board of Directors:

Este instrumento é válido por [ ], a partir da data de sua assinatura.	This power of attorney shall remain in effect for [ ] as of the date it is signed.

[Local], [Data].
[Place], [Date].
[Acionista]
[Shareholder]

Exhibit I — Absentee Ballot related to Extraordinary Shareholders Meeting

1. Name or business name of the shareholder (without abbreviations)
2. CNPJ or CPF of the shareholder	2.1. Email address for the Company to send the shareholder confirmation of receipt of the ballot

3.                                     Guidelines for completion

Shareholders opting to exercise their absentee voting rights, under articles 21-A and following of CVM Instruction 481/2009, as amended (“CVM Instruction 481/2009”), must complete this Absentee Ballot (“Ballot”), which shall only be considered valid and the votes cast herein shall only be counted in the quorum for the Extraordinary Shareholders’ Meeting (“Meeting”) of Vale S.A. (“Vale” or “Company”) if the following instructions are observed:

(i) the shareholder must note above his or her name (or business name), as well as its CPF or CNPJ, as applicable, as well as an email address for any contact (to be completed in the appropriate field at the end of this Ballot);
(ii) all the fields must be duly completed;
(iii) all the pages must be initialed; and
(iv) the last page must be signed by the shareholder or its legal representative(s), as applicable and under prevailing law.

The Company does not require certified signatures on Ballots issued in Brazil or notarization of those issued outside of Brazil.

Please note that 10.11.2017 is the last day for RECEIPT of the Ballot through one of the three forms to be listed in item 4 below, and not the last day for it to be sent. If it is received after 10.11.2017, the votes will not be counted.

Shareholders opting to exercise their right to vote through the Ballot must alert to itens 3.1 and 4.3 of the Manual for Participation in the Meeting and observe the other rules and formalities described in the Manual for Participation in the Extraordinary Shareholders’ Meeting and in item 12.2 of the Company’s Reference Form (Rules, policies and practices related to shareholders’ meetings), available on the CVM’s website (www.cvm.gov.br).

4.                                      Delivery guidelines, indicating the ability to send it directly to the Company or send instructions for completion to the depository or custodian

So that this Ballot is considered delivered, the Ballot and other required documents as mentioned below must be received at least seven days prior to the Meeting, i.e., by 10.11.2017 (inclusive). The shareholder opting to vote absentee must send the documents through one of the following alternatives:

1)             Send to Depository: the shareholder should transmit the instructions for completion of this Ballot to the depository of the Company’s issued shares (Banco Bradesco S.A.), only in the case of shares that are not deposited in the central depository, observing the procedures established and the documents required by the depository.

2)             Send to custodian: the shareholder should transmit the instructions for completion of this Ballot to the custodian of its shares, observing the procedures established and documents required by the respective custodian.

3)             Send directly to the Company: the shareholder may send this Ballot to the mailing address shown below, along with the documents required by the Company, as detailed in the Manual to the Meeting. The shareholder may also, if it prefers, send the documents to the Company in advance, by sending digitalized copies of the Ballot and the documents referred to above to the email address vale.ri@vale.com. Either way, it is indispensable that the Company receives the original (physical) copy of the Ballot and copies of the other documents sent before via email by the shareholder, by 10.11.2017.

For more clarifications, access the Manual for participation in the Meeting, available on the websites of the Company (www.vale.com), the Comissão de Valores Mobiliários (www.cvm.gov.br) and the B3 S.A. — Brasil, Bolsa, Balcão (www.b3.com.br) on the internet. If you have questions, contact the Investor Relations Office at the phone number +55 21 3485-3900 or by email at vale.ri@vale.com.

5.                                      Mailing address and e-mail for sending the absentee ballot, in case the shareholder wishes to send the document directly to the Company
Attn: Departamento de Relações com Investidores
Address: Avenida das Américas n. 700, bloco 8, 2 andar, loja 218, Barra da Tijuca, Rio de Janeiro — RJ, CEP 22640-100, to the care of the Investor Relations Office.
email: vale.ri@vale.com

6.                                      Recommendation of the institution hired by the Company to render services of securities depository, with name, physical address and e-mail address and telephone number for contact
Banco Bradesco S.A. (Bradesco)
Telephone number for contact: 0800 701 1616
e-mail: 4010.acecustodia@bradesco.com.br

As informed in the Manual of the Meeting, Bradesco informs that the information above was inserted solely so the shareholder can have a channel to ask any questions related to sending the ballot to the depository agent. However, Bradesco will not accept the receipt of Ballots through electronic mail, and only ballots submitted through any Bradesco branch shall be considered, in the terms and conditions set forth in the Manual of the Meeting.

Resolutions

Simple Resolution 7. Amendment to Vale’s By-Laws: ☐ Approve ☐ Reject ☐ Abstain
Simple Resolution 8. Conversion of all class “A” preferred shares issued by Vale into common shares in the ratio of 0.9342 common share for each class “A” preferred share: ☐ Approve ☐ Reject ☐ Abstain

Election of members to the Board of Directors per candidate — limit of positions to be filled: 2

9.              Election of members to the Board of Directors (the shareholder can vote on many candidates as the number of positions to be filled in the election):

Candidate 1: Isabella Saboya, as effective member

☐ Approve ☐ Reject ☐ Abstain

Candidate 2: Ricardo Reisen de Pinho, as effective member, and Marcio Guedes

Pereira Junior, as alternate
☐ Approve ☐ Reject ☐ Abstain

In case of adoption of election through cumulative voting system voting, do you wish to distribute your vote in percentages per candidates? (NOT APPLICABLE)

☐ Yes ☐ No

Display of all candidates to indicate the % (percentage) of votes to be distributed:
(NOT APPLICABLE)
Candidate 1 - [  ] % percentage of votes to be distributed to this candidate
Candidate 2 - [  ] % percentage of votes to be distributed to this candidate
Candidate 3 - [  ] % percentage of votes to be distributed to this candidate

Separate election process for members of the Board of Directors by non-controlling shareholders of common shares

10.         Shareholders may only fill in this item in case he/she did not fill in item 9 above and have held, uninterruptedly, his/her voting shares during the 3 months immediately before this meeting] Election, in separate election process, of member of the board of directors by non-controlling shareholders of common shares:

Candidate 1: Sandra Guerra, as effective member

☐ Approve ☐ Reject ☐ Abstain

Candidate 2: Marcelo Gasparino da Silva, as effective member, e Bruno C. H. Bastit, as alternate
☐ Approve ☐ Reject ☐ Abstain

If it is found that neither the holders of shares with voting rights nor the holders of preferred shares without voting rights or with restricted votes made up, respectively, the quorum required in items I and II of paragraph 4 of art. 141 of Law No. 6,404 of 1976, do you want your vote to be aggregated to the votes of the preferred shares in order to elect to the board of directors the candidate with the highest number of votes among all of those who, included in this ballot, stand for a separate election?

☐ Yes ☐ No

Separate election process for members of the Board of Directors by directors by non-controlling shareholders of preferred shares. [There is no separate election process exclusively by holders of preferred shares since they do not reach the quorum required by Law.]

11.          [. Shareholders may only fill in this item in case they have held, uninterruptedly, his/her voting shares during the 3 months immediately before this meeting]

Election, in separate election process, of member of the board of directors by non-controlling shareholders of preferred shares:

Candidate 1: Sandra Guerra, as effective member
☐ Approve ☐ Reject ☐ Abstain

Candidate 2: Marcelo Gasparino da Silva, as effective member, e Bruno C. H. Bastit, as alternate
☐ Approve ☐ Reject ☐ Abstain

If it is found that neither the holders of shares with voting rights nor the holders of preferred shares without voting rights or with restricted votes made up, respectively, the quorum required in items I and II of paragraph 4 of art. 141 of Law No. 6,404 of 1976, do you want your vote to be aggregated to the votes of the common shares in order to elect to the board of directors the candidate with the highest number of votes among all of those who, included in this ballot, stand for a separate election?

☐ Yes ☐ No

[City], [date]

Name and signature of Shareholder

Exhibit II — Information about the candidates to the two available positions on the Board of Directors, as set forth in Art. 10 of CVM Instruction 481/2009.

Please refer to the pages at the end of the document

Exhibit III — Report in table form, detailing the origin and justification of the amendments proposed to Vale’s By-Laws, including any legal and economic effects, as well as the draft of Vale’s By-Laws, highlighting the proposal for wording of each provisions of the by-laws to be changed, pursuant to article 11 of CVM Instruction 481/2009

Exhibit IV- Information required pursuant to art. 17 of Instruction CVM n. 481/2009

1. In case of creation of preferred shares or new class of preferred shares:

Not applicable.

2. In case of alteration of the preferences, advantages or conditions for redemption or amortization of preferred shares

(A) Describe, in detail, the proposed alterations

The proposal involves the conversion of the remaining class “A” preferred shares into common shares issued by the Company in the ratio of 0.9342 common share for each class “A” preferred share (“Conversion of Remaining Shares”), in the same the conversion ratio of the voluntary conversion of class “A” preferred shares issued by Vale into common shares on 08.11.2017 (the “Voluntary Conversion”).

(B) Justify, in detail, the proposed alterations

On 08.11.2017 the term to adhere to the voluntary conversion of class “A” preferred shares issued by Vale into common shares has expired (the “Voluntary Conversion”), one of the steps of the corporate restructuring approved in the Extraordinary Shareholders’ Meeting held on 06.27.2017, with the purpose of transforming Vale into a company without a defined controlling shareholder and of allowing its listing in B3’s special listing segment, Novo Mercado.

As per the material fact notice disclosed on such date, 1,660,581,830 preferred shares (including preferred shares represented by preferred ADSs), corresponding to 84.4% of the outstanding preferred shares (excluding shares held in treasury), were delivered by its holders to be converted or exchanged, as the case may be.

The Company sought to identify the main reasons for the non-conversion of the residual portion of the preferred shares, having verified that the reasons for which a great number of shareholders kept preferred shares were (a) that they were passive investment funds that have the purpose of following reference index; (b) that they were natural persons that do not actively participate of the market and that, despite the Company’s efforts to disseminate information regarding the conversion, did not learn of the process within the timeframe to request the conversion or that are unable to take such measures because of not knowing their condition as shareholders or due to restrictions of other natures; or (c) operational pitfalls that prevented their manifestation within the term for conversion.

Due to the significant conversion of preferred shares and in the Company’s and its shareholders’ best interest, the Company intends to anticipate the unification of the types of shares into one single type, which would not only allow the complete alignment of all of the Company’s shareholders but would also permit the anticipation of the adhesion to B3’s Novo Mercado, together with the clear and proven benefits resulting thereto.

(C) Provide detailed analysis of the impacts of the proposed alterations to the holders of preferred shares

Once the Conversion of Remaining Shares is approved by the Extraordinary Shareholders’ Meeting and ratified by the Special Shareholders’ Meeting of shareholders of class “A” preferred shares, they will have their Class A preferred shares issued by Vale in the Company replaced by common shares, subject to the conversion ratio of 0.9342 common share to each class “A” preferred share.

Currently class “A” preferred shares issued by the Company grant its holders the following preferences and advantages: (i) right to vote for all matters submitted to the Shareholders’ Meeting, except voting for election of members of the Board of Directors, provided the opportunity given to its holders to elect, together with the minority shareholders of common shares, one member of the Board of Directors through separate election process, pursuant to §3rd of article 11 of the By-Laws and §5th of article 141 of Law 6,404/76 (after the Voluntary Conversion the shareholders of preferred shares represented 6% of the total capital stock of Vale not being entitled, therefore, to the right granted by §2nd of article 11 of the By-Laws and §4th of article 141 of Law 6,404/76); and (ii) priority to receive minimum dividends corresponding to (a) three percent (3%) of the equity value of the shares, calculated based on the financial statement prepared for the purpose of dividend payment or (b) six percent (6%) of their pro rata share of our paid-in capital, whichever is higher.

Upon conversion into common stock, current holders of class “A” preferred shares shall have the following rights: (i) right to vote for all matters submitted to the Shareholders’ Meeting; (ii) right to participate in the distribution of profits and earnings in equal conditions with the remaining holders of common shares; (iii) right to have their shares included in a potential public tender offer due to the sale of control of the Company whereby equal treatment as that given to the controlling shareholder shall be ensured, as provided for in article 47 of the By-Laws; and (iv) right to have their shares included in a potential public tender offer made by any shareholder that becomes a holder or that became a holder, for any reason, of shares issued by the Company representing twenty-five percent (25%) or more of the common shares issued by the Company, as provided for in article 51 of the By-Laws.

(D) Provide detailed analysis of the impact of the proposed alterations on the rights of holders of other types and classes of shares of the Company

The rights currently granted by the By-Laws to other types and classes of shares issued by Vale will remain in unchanged, therefore the conversion will not affect such rights.

The conversion of Class A preferred shares into common shares have the objective to anticipate the adhesion to B3’s Novo Mercado, with the benefits for all shares of the Company.

Exhibit V — Information required by art. 20 of CVM Instruction 481/2009

(1) Describe the event that originated or that will originate the withdrawal right and its legal grounds

The conversion of class “A” preferred shares issued by the Company into common shares, event provided for in article 137 together with article 136, item II, of Law 6,404/76.

(2) Inform the shares and classes to which the withdrawal right applies to

Class “A” preferred shares issued by the Company dissident of the Meeting that approves the conversion.

(3) Inform the date of the first publication of the call notice of the meeting, as well as date of disclosure of the material fact notice regarding the deliberation that gave or give rise to the withdrawal right

The call notices of the Extraordinary Shareholders’ Meeting and of the Special Shareholders’ Meeting of holders of class “A” preferred shares will be published, for the first time, on September 18, 2017. The Company’s intention when promoting the conversion of class “A” preferred shares into common shares was initially disclosed to the market through the Material Fact Notice of August 18, 2017.

(4) Inform the term for exercise of the withdrawal right and the date that shall be taken into account for purposes of determining which shareholders will be entitled to exercise the withdrawal right

The term for exercising the withdrawal right shall be of thirty (30) days as of the publication of the minutes of the Special Shareholders’ Meeting of holders of class “A” preferred shares that approves the conversion into common shares.

Only dissenting shareholders that hold, uninterruptedly, title of their preferred shares from closing of the trading on 08.18.2017, date of the Material Fact about the conversion, until the date of the actual exercise of the right to withdraw shall have the withdrawal right. Shares purchased, including through “lease of shares”, as of 08.21.2017, including, shall not entitle their holders to the withdrawal right in connection with the mandatory conversion into common shares.

(5) Inform the amount of refund per share

The equity value per share of the Company, based on the equity value as per the Financial Statement of the Company dated December 31, 2016, approved by the Ordinary Shareholders’ Meeting on April 20, 2017, is of R$24.26, amount that shall be used as the price to be paid to potential dissident shareholders of the deliberation regarding the conversion of class “A” preferred shares into common shares that effectively exercise the withdrawal right, observing the possibility of the call of a shareholders meeting to reconsider the conversion.

(6) Inform the calculation of the amount of refund

Pursuant to article 45 of Law 6,404/76, the amount of the refund of the Company is calculated based on its equity value as per the last balance sheet approved in Shareholders’ Meeting.

(7) Inform if the shareholders shall have the right to request the drawing of a special balance sheet

Yes.

(8) In the event that the amount of refund is determined by means of appraisal, list the appraisers or specialized companies recommended by management

Not applicable.

(9) In the event of amalgamation, merger of shares or mergers involving the controlling, controlled and under same control companies

Not applicable

(10) Inform the equity value of each share calculated pursuant to the last approved balance sheet

The equity value per share of the Company, based on the equity value as per the Financial Statement of the Company dated December 31, 2016, approved by the Ordinary Shareholders’ Meeting on April 20, 2017, is of R$24.26.

(11) Inform the price of each class or type of shares to which the withdrawal right applies to in the markets in which it is negotiated, identifying:

(a) Minimum, average and maximum price in the last three (3) years

	Minimum	Average	Maximum
2014	16.00	25.95	31.92
2015	9.32	15.52	20.30
2016	6.57	14.69	27.84
2017	22.85	28.07	34.24

(b) Minimum, average and maximum price in each quarter in the last two (2) years

	Minimum	Average	Maximum
1st Quarter - 2015	15.45	17.95	20.10
2nd Quarter - 2015	14.95	17.11	20.30
3rd Quarter - 2015	12.27	14.58	16.00
4th Quarter - 2015	9.32	12.46	16.26
1st Quarter - 2016	6.57	8.96	12.78
2nd Quarter - 2016	11.24	12.91	16.68
3rd Quarter - 2016	12.78	14.78	16.17
4th Quarter - 2016	15.55	22.08	27.84
1st Quarter - 2017	22.85	29.39	34.24
2nd Quarter - 2017	24.06	25.92	28.97

(c) Minimum, average and maximum price in each month in the last six (6) months

	Minimum	Average	Maximum
March/2017	27.29	29.18	31.87
April/2017	25.37	26.84	28.97
May/2017	24.44	25.69	27.04
June/2017	24.06	25.37	26.91
July/2017	26.71	27.69	29.17
August/2017	28.59	29.91	32.57

(d) Average price for the last ninety (90) days

Average price between 06.15.2017 and 09.12.2017 — R$ 28.70

São Paulo, 12 de Setembro de 2017

VALE S/A.

Avenida das Américas n 700, bloco 8, 2 andar, loja 218, CEP 22640-110

Barra da Tijuca — Rio de Janeiro — RJ

Cc: Fabio Schvartsman, Luciano Siani, Clovis Torres, Isabella Saboya e Sandra Guerra

Ref: Nomination of candidates to the board of directors for the October 2017 extraordinary shareholders meeting.

ABERDEEN ASSET MANAGEMENT PLC on behalf of investment funds under its management - including funds managed by companies from the economic group (Aberdeen) - shareholders of approximately 8.67 million common ADRs, 2.93 million common shares and 123.6 thousand preferred ADRs of Vale S/A, herein present its nomination of the following candidates to the board of directors of Vale S/A as well as the inclusion of the name of the candidates on the proxy form and meeting documents, according to the terms of the CVM Rule No. 481/09.

Under the separate election process according to the terms of the Art. 141 §4, I and Art. 141§ 5 the Law n6.404/76:

1.              SANDRA GUERRA, as effective member of the board of directors of Vale S/A, under the separate election process during the extraordinary general meeting to take place on the 18th of October 2017.

Under the majority election process:

2.              ISABELLA SABOYA, as effective member of the board of directors of Vale S/A, under the majority election process during the extraordinary general meeting to take place on the 18th of October 2017.

Annex: Supporting documents as per CVM Rule No. 481/09

Yours sincerely,

George Andrew Moor Kerr
Director

São Paulo, 13 de Setembro de 2017

VALE S/A.

Avenida das Américas n 700, bloco 8, 2 andar, loja 218, CEP 22640-110

Barra da Tijuca — Rio de Janeiro — RJ

Cc: Fabio Schvartsman, Luciano Siani, Clovis Torres, Isabella Saboya e Sandra Guerra

Ref.: Clarification regarding the nomination of the candidate Sandra Guerra to the board of directors for the October 2017 extraordinary shareholders meeting

ABERDEEN ASSET MANAGEMENT PLC on behalf of investment funds under its management - including funds managed by companies from the economic group (Aberdeen) - shareholders of approximately 8.67 million common ADRs, 2.93 million common shares and 123.6 thousand preferred ADRs of Vale S/A, herein provides clarification regarding the nomination letter dated from the 12 of September 2017:

In the event that the required quorum for the occurrence of the separate election process according to the terms of the Art. 141 §4, I and Art. 141§ 5 of the Law n6.404/76, we clarify the will that the candidate Sandra Guerra should take part at the majority election process.

For the purpose of the local proxy form (boletim de voto), we clarify the intention that Sandra Guerra is presented exclusively as a candidate for the separate voting process.

Yours sincerely,

Peter Taylor
Director

SANDRA GUERRA

•      Career developed as an executive, board director, chair of the board and consultant.

•      Positions as CEO or executive in the c-suite of Brazilian and multinational companies.

•                  Experience includes Board of Directors of listed and non-listed companies; national and international NGOs focused on governance and sustainability and advisory board of family owned company.

•                  As executive or board director, she has been active in the following industries: electric energy, logistics, transportation, textile, waste management, water & sewage, renewable energy, information technology, training and development, communication, internet, radio and television.

•      Participation in strategic planning processes and organizational restructuring.

•                  Experienced in implementing innovative projects, start-ups, and initiatives which have called for a huge transformation effort and. a change in culture and paradigms.

•      Consultant for corporate governance (CG) and board improvement projects

Corporate Governance: 22 years of work developed in this area, having participated in the concept’s introduction in Brazil.

1.              Corporate governance consultant at Better Governance (since 2005)

2.              Board Director - Member of Board of Directors of listed and non-listed companies and member of Advisory Board of family-owned group of companies. Director at not for profit organizations. (since 1995)

3.              Board and Committees chair — experience as chair of the board and chair of audit committee in a holding company and as chair of a not for profit organization. (since 2011).

4.              Creation of IBGC - Co-Founder of the Brazilian Institute of Corporate Governance in 1995. IBGC Board member for 5 years and Executive Officer for a year and a half. (1995-2001). Chair of the Board (2012-2016).

5.              Drafting of the first Brazilian governance code— Participation in the creation of the first Code of Best Practices in 1999, and its review in 2001,2009 and 2015.

6.              Latin American Corporate Governance Roundtable in Brazil — In 2000, she was part of the group bringing to Brazil the first Latin American initiative of the joint effort by OECD — Organization for Economic Cooperation and Development, World Bank and IFC — International Financial Corporation — to start a dialogue on CG policy in the region. The initiative’s main activity is the series of Roundtables in the region, the first of which was held in São Paulo.

7.              Companies Circle of the Latin American Corporate Governance Roundtable — Co-ordinator the reference group of 14 companies in Latin American created by IFC and OECD.(2005-2012)

8.              Board member of ICGN - International Corporate Governance Network, the main world organization on CG for two times (2001 -2004 and 2010 -2012)

9.              Member of the Council of IIRC (International INtegrated Reporting Council) coalition dedicated to the evolution of corporate reporting.

10.       Top 10 Architects of Governance 2004 and Top 10 Stars of Corporate Governance in 2010 — Nominated among the 10 top international personalities who most influenced international CG in 2004 and 2010 — Global Proxywatch, The Newsletter of International Corporate Governance and Shareowner Value- December 2004; December 2010.

11.       Author of “ A caixa-preta da governança. Conselhos de Adminstração revelados por quem vive dentro deles.”[ The black box of governance. Boards of director revealed by who lives inside them’’]. Editora Best Business: Rio de Janeiro. 378 p., 2017.

PROFESSIONAL BACKGROUND

Current positions and activities

Better Governance Consulting Services

Managing Partner	Since 2005

Brazilian-based consultancy dedicated to help companies, organizations and countries to improve corporate governance understanding, awareness and improvement.

Vix Logística S.A.

Member of Board of Directors	Since 2015
Member of Governance and People Committee	Since 2016

Specialized in customized logistics solutions, VIX Logística is one of the largest companies in the country. It operates in leasing and fleet management, people transportation, material handling, automotive logistics and dedicated logistics , with operations ranging from north to south of Brazil and in the Mercosur.

In 2014 , the company closed the year with more than 9000 employees, a turnover of R$ 1.2 billion and a fleet of over 6000 vehicles and equipment. With certifications in quality, environment, health and safety , the pursuit of service excellence has earned achievements and recognitions as the Samarco Excellence Award and also the Supplier Value Award from Vale.

Global Reporting Initiative (GRI)

Member of Board of Directors	Since 2017

GRI is an international independent organization that helps businesses, governments and other organizations understand and communicate the impact of business on critical sustainability issues such as climate change, human rights, corruption and many others.

Past Positions and activities

Copel S.A.

Member of Board of Directors	2016-2017

Copel — Companhia Paranaense de Energia — generates, transmits, distributes and trades electric energy, and also provides telecommunication services. The Company is one of the largest electric power facilities in Brazil. Currently, Copel directly serves 4.4 million customers units in 395 municipalities and 1,113 localities (districts, villas and villages). Copel has 29 own plants (16 hydroelectric power plants, 1 thermal power plant and 12 wind farms), operates 2 hydroelectric power plants under the quota regime, and holds interests in another seven energy generation projects (1 thermal power plant and 6 hydroelectric power plants) in operation, totaling an installed capacity of 5,628.6 MW, referred to Copel’s stake. Copel also holds a 49% interest in other 4 wind farms with 108 MW of installed capacity ready to operate, waiting for the conclusion of the transmission of responsibility from other agents. In addition, another 13 wind farms and two hydroelectric power plants are under construction. In order to transmit and distribute the generated energy, the Company has 5,620 km of transmission lines and 195,052 km of distribution lines, making up Brazil’s third largest distribution network. Its workforce is composed of 8,563 employees. Copel’s shares are traded at B3 (Level 1 of Corporate Governance), New York Stock Exchange and Latibex.

IBGC — Brazilian Institute for Corporate Governance

Chair of the Board of Directors	2012-2016

Leading corporate governance organization in Brazil. Currently, with over 1,500 members, IBGC holds conferences, carries out research and offers courses, from which some 4,000 students have graduated.

IIRC — International Integrated Reporting Council

Member of the Council	2012-2016

A global coalition of regulators, investors, companies, standard setters, the accounting profession and NGOs that are putting together the next step in the evolution of corporate reporting.

Grupo Solví

Member of Board of Directors	2011-2013
Chair of the Board	2012

Solví is the result of the management buyout of Suez Group in Brazil in 2006, a holding company investing in the following industries: waste management, water & sewage, renewable energy and engineering. Its operations were spread in 171 Brazilian cities, besides 16 in Peru. The group registered revenues of BRL 2,2 billion in 2012 and 21.000 employees.

Solví Valorização Energética — SVE

Member of Board of Directors	2013

Grupo Solví’s renewable energy company.

Solví Saneamento

Member of Board of Directors	2012

Grupo Solví’s water and sewage business holding company.

Grupo Itapemirim

Member of Advisory Board	2009-2013

Founded in 1953, in Cachoeiro do Itapemirim, State of Espírito Santo, the family owned group operates in the following industries: passengers transportation, mining, car and truck dealers, roadways restaurants and agribusiness. In the past the group also operated in cargo transportation sector. In its main business — passengers transportation - the group covered in 2012 70% of the country, connecting 22 Brazilian states and serving 70.000 passengers over 10 million kilometers by month.

Companies Circle — The Latin American Corporate Governance Roundtable

Coordinator	2005 - 2012

A reference group in CG in the region comprised of 17 companies, launched by OECD and IFC/World Bank group.

Coteminas S.A.

Member of the Board of Directors	2007-2010

Coteminas S.A. is a vertically integrated textile company, manufacturing textile home and apparel products in twenty two factories in Argentina, Brasil, México and US. Its traditional brand names (Wamsutta, Springmaid, Artex, Santista, Calfat, Garcia, Arco-Íris, Fantasia, among any others) are traded in domestic and global markets. Coteminas is a holding company with revenues in 2009 of R$ 3.100 million and 15 thousand employees. It’s direct subsidiaries are Springs Global Participações S.A. and Companhia Tecidos Santanense. Coteminas trades its shares at B3, in Brazil.

CPM S.A. (later CPM Braxis and now Cap Gemini)

Marketing Officer	2000- 2005
CIO — Chief Information Officer and Marketing Officer	2003

An information technology company providing advisory, outsourcing, and independent integration services; the only non-global brand among IT service leaders operating in the country. At the time, controlled (51%) by a group of investors led by Deutsche Bank Capital Partners, with Bradesco bank (49%) as the Brazilian partner. As Marketing Officer, she conducted an innovation in the company’s marketing processes, and a change in the brand’s perception in the market.

As CIO, led a team made up of 51 members, serving 2,800 users in 4 sites in Brazil, with a R$ 7 million budget, having implemented a profound change in the area.

ICGN — International Corporate Governance Network, London — UK

Member of the Board of Directors	2010-2012 / 2001-2004
Member of Nomination Committee	2012-2015
Member of ICGN Principles Revision Committee	2009

The world’s leading corporate governance organization geared to investors. Its members manage US$ 26 trillion in assets. ICGN tries to reach a global agreement on corporate governance in capital markets and, most importantly, establish the best practices both for issuers and investors.

InVent

Member of the Advisory Board	2002 - 2003

A venture capital company with a total of R$ 40 million of the Fundo IP.com (Investidor Profissional) invested in companies using the internet as a tool in the entertainment, retail, and marketing segments: Via Global, Elefante, O Carteiro, Comunique-se, Central de Desejos.

Mundomedia S.A.

Member of the Board of Directors	2000 - 2002

Online media start-up, managed initially by the founding partners, and later funded by the Fundo IP.com (Professional Investor), which originally owned a 17% stake, but in 2001 took control of the company. Initially, nominated to the Board by one of the founding partners, and later invited by Fundo IP.com to stay on, when the fund took over.

IBGC — Brazilian Institute for Corporate Governance
Co-founder	1995
Chair of the Board	2012-2016
Board Director	1995 - 2001
Executive Officer	1999 - 2001

IIR — Institute for International Research do Brasil	1996 - 1999
Country Manager

Paradygma Marketing e Comunicação	1991 - 1996
Partner, Senior Consultant

Mútua Assessoria de Comunicação	1982 - 1991
Managing Partner

As a journalist on radio and TV stations	1975 — 1987

ACCREDITATIONS

•      Accredited Director of the Board — IBGC — Brazilian Institute of Corporate Governance - 2009

•      Accredited Mediator at CEDR — Centre for Effective Dispute Resolution, in London — 2010.

EDUCATION BACKGROUND, COURSES AND CONFERENCES

•                  M.Sc. in Business Administration at School of Economics, Business and Accountancy of University of São Paulo (USP). Her thesis title was “The roles of the board of directors in listed companies in Brazil” — 2009

•                  Singularity University Global Summit 2017, San Francisco

•                  GNDI —Global Network of Directors Institute/NACD-National Association of Corporate Directors, Global Cyber Summit, 2015 Washington-DC

•                  NACD, BOARDROOM AGENDA: CYBER, 2015 — Washington - DC

•                  IBGC Study Tour: Singapore and Hong Kong - 2017; Germany — 2015; Sidney — 2013; Stockholm and Helsinki — 2011; London and Paris - 2010.

•                  IBGC. Board of Directors Annual Conference. — 2013, 2014, 2015, 2016, 2017

•                  Wharton, Stanford and Chicago Universities - The Directors Consortium - 2005, Chicago

•                  Training for Members of the Board of Directors — IBGC, 2005.

•                  Training on Basic Accounting — IBGC, 2005.

•                  Accounting Training for Non-Accountants — Delloite, 2005.

•                  OECD/World Bank Latin America Corporate Governance Roundtables - São Paulo-2000, Buenos Aires — 2001, Mexico City — 2002, Santiago — 2003, Rio de Janeiro — 2004, Lima — 2005, Buenos Aires- 2006, Medellín — 2007, Mexico —2008, Santiago — 2009, Rio — 2010, Lima - 2011.

•                  ICGN Annual Conference - New York — 2000, Tokyo — 2001, Milan — 2002, Amsterdam — 2003, Rio de Janeiro — 2004, London — 2005, Washington — 2006, Cape Town — 2007, Seoul-2008, Sydney — 2009, Paris — 2011, Rio — 2012, New York —2013.

•                  IBGC — Brazilian Conference on Corporate Governance — 2000, 2001, 2002, 2003. 2004, 2005, 2006, 2007, 2008, 2009, 2010, 2011, 2012, 2013, 2014,2015, 2016.

•                  Bachelor’s degree in Social Communications, having majored in Journalism - Universidade Paulista, SP — 1977.

OTHER INFORMATION

•                  Fluent in English and Spanish, Good working knowledge of French and an average knowledge of Italian.

Sandra Maria Guerra de Azevedo

Current positions: Managing Partner of Better Governance Consulting Services. Sector: Consulting Services (2005- current); Member of the Board of Directors of Vix Logístics SA (2015- current) Sector: Logistics and Transportation; Board of Directors of: Global Reporting initiative (GRI) Sector: Non-Profit Organization (2017 - current),

Previous positions: Board Member of Copel SA Sector: Utilities (2016- 2017), Chairman of the Board of Directors of the Brazilian Institute of Corporate Governance - IBGC Sector; Non-Profit Organization (2012-2016); Member of the advisory board of Solvi Participaçōes Sectors: Waste Treatment; Sanitation; Renewable energy; Construction (2011-2013); Member of the Board of Directors of Coteminas S.A. Sector: Textiles (2007-2010); Board of Directors of the international Corporate Governance Network -ICGN Sector: Non-Profit Organization (2001-2004; 2010-2012); Member of the Nomination Committee (2012-2015) and member of the Principles Revision Committee at ICGN (2009); Member of the Advisory Board (2009-2013) and Coordinator of the Organization and People Committee (2010-2013) of the Itapemirim Group Sector. Transportation; Board Member of the Brazilian Institute of Corporate Governance - IBGC (1995-2001); Member of the Board of Directors of Mundo Media SA (2000-2002) Sector: Digital Media; Member of the Advisory Board of InVent Sector: Internet (2002-2003); Director of Marketing (2000-2005) and also Chief Information Officer (CIO) (2003) of CPM SA Sector: Information Technology; Country Manager of the Institute for International Research of Brazil - IIR Sector: Events, Conferences and Training (1996-1999); Partner and Senior Consultant at Paradygma Marketing and Communication Sector: Marketing (1991-1996); Partner-Director of the Mútua Assessoria de Comunicação Sector: Communication (1982-1991); Several positions held as a journalist on radio and television stations (1975-1987).

Training and certifications: Master in Business Administration from FEAUSP - University of São Paulo. Bachelor in Social Communication, - Journalism - Universidade Paulista, SP. Certified as Board Member of the. IBGC (2009) and Mediator by the Center for Effective in Dispute Resolution (CEDR), London (2010).

CLEARANCE CERTIFICATE FOR MEMBER OF THE BOARD OF DIRECTORS OF VALE S.A.

Name	Sandra Maria Guerra de Azevedo
Nationality	Brazilian
Marital status	Widow
Address	Diogo Jácome St., 518 B 3/232 — São Paulo/ SP
CEP: 04512-001
Position held in the company	Independent director of the Board of Directors
Profession	Businesswoman
Tax ID number (CPF)	947.562.798-72
Identity and general registry entity	RG 5.146.339-8 SSP/SP
Address to receive general quotations	Diogo Jácome St., 518 B 3/232 — São Paulo/SP, CEP: 04512-001

I declare for the proper purposes and under the terms of CVM Instruction no. 367/02, article 147 of Law no. 6.404/76 and article 1.011 of Law 10.046/02 that:

•                  I — I am not barred by special law, nor have I been sentenced for bankruptcy, prevarication, bribery, corruption, embezzlement, against the welfare, public faith or property, or criminal penalty that prohibits me, even if temporarily, the access to public offices,

•                  II — I meet the requirement of good standing established in paragraph 2 of article 147 of Law 6,404/76 and,

•                  III - I do not hold office in an advisory council, board of directors or audit committee in a company that may be considered a competitor of the company, and I do not maintain or represent conflict of interests with the company, in accordance with subsections I and IÌ of paragraph 3 of the art. 147 of the Law 6.404/76.

This statement is signed in 2 (two) copies of equal content, with one counterpart being filed at the company’s headquarters.

Rio de Janeiro, 5th of September, 2017

/s/ Sandra Maria Guerra de Azevedo

Signature
Sandra Maria Guerra de Azevedo

Statement of Independence

I declare, for the proper purposes, that I am an Independent Director, since: (i) I do not have any connection with the company except from equity ownership; (ii) I am not a Controlling Shareholder, spouse or second-degree relative of the controlling shareholder, or I am not or have not been, in the last 3 (three) years, connected to the company or any entity related to the Controlling Shareholder (people linked to public educational institutions and / or research institutions are excluded from this restriction); (iii) I have not been, in the last three (3) years, an employee or director of the company, or the Controlling Shareholder or a company controlled by the company; (iv) I am not a supplier or buyer, direct or indirectly, of services and / or products of the company, in a magnitude that implies in loss of independence; (v) I am not an employee or administrator of a company or entity that is offering or demanding services and / or products to the society, to a degree that implies in loss of independence; (vi) I am not a spouse or second-degree relative of any administrator of the society; and (vii) I will not receive any other remuneration from the company other than that related to the position of director (cash proceeds from equity ownership are excluded from this restriction).

São Paulo, 12th of September, 2017

/s/ Sandra Maria Guerra de Azevedo
Sandra Maria Guerra de Azevedo

Items 12.5 to 12.10 of the Reference Form

12.5-Registration data and professional experience:

Name: Sandra Maria Guerra de Azevedo (Sandra Guerra)

Date of Birth: 04/27/1955

Administrative body: Candidate to the Board of Directors

Date of election: 10/18/2017

Date of Taking Office: until 11/17/2017

Term of office: until the Annual General Meeting of 2019

Number of Terms in Office: N/A

CPF: 947.562.798-72

Profession: Businesswoman

Elective position to be occupied: Independent Director of the Board of Directors (Effective)

Was elected by the controller: No.

Other positions or duties exercised at Vale: N/A

Percentage of participation in meetings: N/A

Has acted or acts as manager in a company which belongs to Vale’s economic group or is controlled by a holder, directly or indirectly, of a relevant stake in Vale (equal to or above 5%): No.

Professional experience / Declaration of possible convictions / Criteria of Independence

Sandra Maria Guerra de Azevedo — 947.562.798-72

Current positions: Managing Partner of Better Governance Consulting Services. Sector: Consulting Services (2005- current); Member of the Board of Directors of Vix Logística SA (2015- current) Sector: Logistics and Transportation; Board of Directors of: Global Reporting initiative (GRI) Sector: Non-Profit Organization (2017 - current),

Previous positions: Board Member of Copel SA Sector: Utilities (2016- 2017), Chairman of the Board of Directors of the Brazilian Institute of Corporate Governance - IBGC Sector: Non-Profit Organization (2012-2016); Member of the advisory board of Solvi Participações Sectors: Waste Treatment; Sanitation; Renewable energy; Construction (2011-2013); Member of the Board of Directors of Coteminas S.A. Sector: Textiles (2007-2010); Board of Directors of the International Corporate Governance Network - ICGN Sector: Non-Profit Organization (2001-2004; 2010-2012); Member of the Nomination Committee (2012-2015) and member of the Principles Revision Committee at ICGN (2009); Member of the Advisory Board (2009-2013) and Coordinator of the Organization and People Committee (2010-2013) of the Itapemirim Group Sector: Transportation; Board Member of the Brazilian Institute of Corporate Governance - IBGC (1995-2001); Member of the Board of Directors of Mundo Media SA (2000-2002) Sector: Digital Media; Member of the Advisory Board of InVent Sector: Internet (2002-2003); Director of Marketing (2000-2005) and also Chief Information Officer (CIO) (2003) of CPM SA Sector: Information Technology; Country Manager of the Institute for International Research of Brazil - IIR Sector: Events, Conferences and Training (1996-1999); Partner and Senior Consultant at Paradygma Marketing and Communication Sector: Marketing (1991-1996); Partner-Director of the Mútua Assessoria de Comunicação Sector: Communication (1982-1991); Several positions held as a journalist on radio and television stations (1975-1987).

Training and certifications: Master in Business Administration from FEAUSP - University of São Paulo. Bachelor in Social Communication, - Journalism - Universidade Paulista, SP. Certified as Board Member of the IBGC (2009) and Mediator by the Center for Effective in Dispute Resolution (CEDR), London (2010).

She is not related to any of the following events: (i) any criminal conviction; (ii) any conviction in an administrative proceeding of the CVM; and (iii) any conviction in the judicial and administrative spheres.

12.6 - Percentage of Participation in Board Meetings of the last fiscal year, carried out by the respective organ that occurred after tenure in Office:

Does not apply.

12.7 - Information mentioned in item 12.5 in relation to the members of the statutory committees, as well as the audit committees, risk, financial and remuneration, even if such committees or structures are statutory:

Does not participate in any committee of the company.

12.8 - Information on acting as a member of statutory committees, as well as on audit committees, risk, financial and remuneration:

Does not participate in any committee of the company.

12.9 - Information on the existence of a marital relationship, stable union or kinship up to the third degree between:

a. Company directors:

There is no kinship between the candidate to the board of directors and the other candidate indicated by Aberdeen Asset Management, nor with the company’s current managers and board directors.

b. (i) manager of the Company and (ii) managers of the Company’s direct or indirect subsidiaries.

There is no kinship between the candidate to the board of directors and the other candidate indicated by Aberdeen Asset Management and the officers and board directors of companies directly or indirectly controlled by the Company.

c. (i) managers of the Company or its subsidiaries, direct or indirect and (ii) direct or indirect controllers of the Company.

There is no kinship between the candidate to the board of directors and the other candidate indicated by Aberdeen Asset Management and the Company’s controllers.

d. (i) Officers and board directors of the Company and (ii) officers and board directors of the Company’s direct and indirect subsidiaries.

There is no relationship between the candidate to the board of directors and the other candidate indicated by Aberdeen Asset Management and the officers and board directors and fiscal council members of the Company’s direct or indirect subsidiaries.

12.10 — Information about relationships of subordination, service or control maintained, in the last 3 (three) fiscal years, between the officers and board directors of the Company.

a. company controlled, directly or indirectly, by the Company.

There were no relationships of service provision, subordination or control in the 3 (three) last fiscal years of the signatory counselor with the other candidate indicated by Aberdeen Asset Management or with the officers and board directors of companies directly or indirectly controlled by the company. Meanwhile, by the principle of maximum transparency, the candidate informs that she has provided corporate governance improvement services to VLI S.A., a company in which Vale S.A. is a member of the Control Group together with three other organizations.

b. Direct or indirect controller of the Company.

Not applicable, since there is no relationship of subordination, service provision or control, maintained in the last three fiscal years between the candidate for the board and the direct or indirect controllers of Vale.

c. If relevant, provide, customer, debtor or creditor of the Company, of your controlled or controlling shareholders or subsidiaries of any of these people.

Not applicable, since there are no relationships of subordination, service provision or control, maintained in the last 3 (three) fiscal years, between the candidate for the board and suppliers, customers, debtors or relevant creditors of Vale, its subsidiaries or its parent companies or controlled of any of these persons. However, due to the principle of maximum transparency, the candidate informs that she is a board member of Vix Logística S.A. who provides definite logistic services to Vale.

/s/ Sandra Maria Guerra de Azevedo
Sandra Maria Guerra de Azevedo

Isabella Saboya de Albuquerque: Member of the Board of Directors of Wiz Soluções e Corretagem de Seguros (formerly FCP PAR Corretora, insurance industry) and vice-chairman of the Board of Directors of IBGC, a non-profit institution. She was a member of the fiscal board of Mills S.A. (2016), from infrastructure sector, member of the Board of Directors and coordinator of the Audit Committee of Br Malls Participações SA (2016/17), from mall industry. She was a partner at Jardim Botanico Investimentos (2009/15) and investidor Profissional (2001/09), both from asset management industry. Member of the Board of Directors of Dimed / Panvel (2006/07) and Casashow (2008/09), both from retail sector. Alternate member of BoD de Mills S.A. (2008/09), infrastructure sector. Member of the Fiscal Council of Café Iguaçú (2002/04), coffee sector, and Dirned Panvel (2004/05), retail sector. Adviser to the CVM presidency (2000 and 2001), having participated in the formulation of the Lei das S.A. Reform Project and the GTMC (Capital Markets Working Group). Worked on the formulation of a Code of Corporate Governance launched by CVM. Head of the analysis department of Banco Icatu (1999-2000), banking sector. Senior analyst at Banco Icatu (1995-2000), banking sector. He graduated in Economics from the Pontifical Catholic University of Rio de Janeiro - PUC-RJ (1993). She is CFA (Certified Financial Analyst - AIMR 2000) and Board Member certified by the IBGC (2015), non-profit institution.

/s/ Isabella Saboya

Statement of Independence

I declare, for the proper purposes, that I am an Independent Director, since: (i) I do not have any connection with the company except from equity ownership; (ii) I am not a Controlling Shareholder, spouse or second-degree relative of the controlling shareholder, or I am not or have not been, in the last 3 (three) years, connected to the company or any entity related to the Controlling Shareholder (people linked to public educational institutions and / or research institutions are excluded from this restriction); (iii) I have not been, in the last three (3) years, an employee or director of the company, or the Controlling Shareholder or a company controlled by the company; (iv) I am not a supplier or buyer, direct or indirectly, of services and / or products of the company, in a magnitude that implies in loss of independence; (v) I am not an employee or administrator of a company or entity that is offering or demanding services and / or products to the society, to a degree that implies in loss of independence; (vi) I am not a spouse or second-degree relative of any administrator of the society; and (vii) I will not receive any other remuneration from the company other than that related to the position of director (cash proceeds from equity ownership are excluded from this restriction).

São Paulo, 13th of September, 2017

/s/ Isabella Saboya de Albuquerque
Isabella Saboya de Albuquerque

CLEARANCE CERTIFICATE FOR MEMBER OF THE BOARD OF DIRECTORS OF VALE S.A.

Name	Isabella Saboya de Albuquerque
Nationality	Brazilian
Marital status	Divorced
Address	Povina Cavalcanti St., 153/1301 Rio de Janeiro —
RJ, CEP: 22610-080
Position held in the company	Independent director of the Board of Directors
Profession	Consultant
Tax ID number (CPF)	017.919.007-55
Identity and general registry entity	RG 08.423.778-3 IFP/RJ
Address to receive general quotations	Povina Cavalcanti St., 153/1301 Rio de Janeiro —
RJ, CEP: 22610-080

I declare for the proper purposes and under the terms of CVM Instruction no. 367/02, article 147 of Law no. 6.404/76 and article 1.011 of Law 10.046/02 that:

•                  I — I am not barred by special law, nor have I been sentenced for bankruptcy, prevarication, bribery, corruption, embezzlement, against the welfare, public faith or property, or criminal penalty that prohibits me, even if temporarily, the access to public offices,

•                  II — I meet the requirement of good standing established in paragraph 2 of article 147 of Law 6.404/76 and,

•                  III - I do not hold office in an advisory council, board of directors or audit committee in a company that may be considered a competitor of the company, and I do not maintain or represent conflict of interests with the company, in accordance with subsections I and II of paragraph 3 of the art. 147 of the Law 6.404/76.

This statement is signed in 2 (two) copies of equal content, with one counterpart being filed at the company’s headquarters.

Rio de Janeiro, 5th of September, 2017

/s/ Isabella Saboya de Albuquerque
signature
Isabella Saboya de Albuquerque

Items 12.5 to 12.10 of the Reference Form

12.5 — Registration data and professional experience:

Name: Isabella Saboya de Albuquerque

Date of Birth: 08/25/1970

Administrative body: Candidate to the Board of Directors

Date of election: 10/18/2017

Date of Taking Office: 11/17/2017

Term of Office: until the Annual General Meeting of 2019

Number of terms in Office: Consecutive - N/A

CPF: 017.919.007-55

Profession: Securities consultant.

Elective position to be occupied: Independent Director of the Board of Directors (Effective)

Was elected by the controlling shareholder: No

Other positions or duties exercised at Vale: N/A

Percentage of attendance at meetings: N/A

Has acted or acts as manager in a company which belongs to Vale’s economic group or is controlled by a holder, directly or indirectly, of a relevant stake in Vale (equal to or above 5%): No. It is worth noting that from April to July 2016, Isabella was a fiscal board member of Bradespar, appointed by minority shareholders (GAP).

Professional experience / Statement of possible convictions / Criteria of Independence

Isabella Saboya de Albuquerque — 017.919.007-55

Isabella Saboya de Albuquerque: Member of the Board of Directors of Wiz Soluções e Corretagem de Seguros (formerly FCP PAR Corretora, Insurance Industry) and vice-chairman of the Board of Directors of IBGC, a non-profit institution. She was a member of the fiscal board of Mills S.A. (2016), from infrastructure sector, member of the Board of Directors and coordinator of the Audit Committee of Br Malls Participações SA (2016/17), from mall industry. She was a partner at Jardim Botanico Investimentos (2009/15) and Investidor Profissional (2001/09), both from asset management industry. Member of the Board of Directors of Dimed / Panvel (2006/07) and Casashow (2008/09), both from retail sector. Alternate member of BoD de Mills S.A. (2008/09), infrastructure sector. Member of the Fiscal Council of Café Iguaçú (2002/04), coffee sector, and Dimed Panvel (2004/05), retail sector. Adviser to the CVM presidency (2000 and 2001), having participated in the formulation of the Lei das S.A. Reform Project and the GTMC (Capital Markets Working Group). Worked on the formulation of a Code of Corporate Governance launched by CVM. Head of the analysis department of Banco Icatu (1999-2000), banking sector. Senior analyst at Banco Icatu (1995-2000), banking sector. He graduated in Economics from the Pontifical Catholic University of Rio de Janeiro - PUC-RJ (1993). She is CFA (Certified Financial Analyst - AIMR 2000) and Board Member certified by the IBGC (2015), non-profit institution.

She is not related to any of the following events: (i) any criminal conviction; (ii) any conviction in an administrative proceeding of the CVM; and (iii) any conviction in the judicial and administrative spheres.

12.6 - Percentage of Participation in Board Meetings of the last fiscal year, carried out by the respective organ that occurred after tenure In Office:

Does not apply.

12.7 - Information mentioned in item 12.5 in relation to the members of the statutory committees, as well as the audit committees, risk, financial and remuneration, even if such committees or structures are statutory:

Does not participate in any committee of the company.

12.8 - Information on acting as a member of statutory committees, as well as on audit committees, risk, financial and remuneration:

Does not participate in any committee of the company.

12.9 - Information on the existence of a marital relationship, stable union or kinship up to the third degree between:

a. Company directors:

There is no kinship between the candidate to the board of directors and the other candidate indicated by Aberdeen Asset Management, nor with the company’s current managers and board directors.

b. (i) manager of the Company and (ii) managers of the Company’s direct or indirect subsidiaries.

There is no kinship between the candidate to the board of directors and the other candidate indicated by Aberdeen Asset Management and the officers and board directors of companies directly or indirectly controlled by the Company.

c. (i) managers of the Company or its subsidiaries, direct or indirect and (ii) direct or indirect controllers of the Company.

There is no kinship between the candidate to the board of directors and the other candidate indicated by Aberdeen Asset Management and the Company’s controllers.

d. (i) Officers and board directors of the Company and (ii) officers and board directors of the Company’s direct and indirect subsidiaries.

There is no relationship between the candidate to the board of directors and the other candidate indicated by Aberdeen Asset Management and the officers and board directors and fiscal council members of the Company’s direct or indirect subsidiaries.

12.10 — Information about relationships of subordination, service or control maintained, in the last 3 (three) fiscal years, between the officers and board directors of the Company.

a. company controlled, directly or indirectly, by the Company.

Not applicable, since there are no relationships of subordination, service rendering or control, maintained in the last 3 (three) fiscal years, between the appointed Director and a company directly or indirectly controlled by Vale.

b. Direct or indirect controller of the Company.

Not applicable, since there are no relationships of subordination, service provision or control, maintained in the last 3 (three) fiscal years between the Director and the direct or indirect controllers of Vale. It is worth mentioning that from April to July 2016. Isabella held the position of fiscal board member of Bradespar, appointed by minority shareholders (GAP).

c. If relevant, provide, customer, debtor or creditor of the Company, of your controlled or controlling shareholders or subsidiaries of any of these people.

Not applicable, since there are no relationships of subordination, service provision or control, maintained in the last 3 (three) fiscal years, between the candidate for the board and suppliers, customers, debtors or relevant creditors of Vale, its subsidiaries or its parent companies or controlled of any of these persons.

/s/ Isabella Saboya de Albuquerque
Isabella Saboya de Albuquerque

Rio de Janeiro, September 13th, 2017.

FOR

VALE S.A.

CNPJ 33.592.510 / 0001-54

A / C Mr. Luciano Siani pires - Executive Director of Finance and Investor Relations

A / C Mr. Gueitiro Matsuo Genso - Chairman of the Board of Directors

Ref: AGM of 2017 - Indication for Election of Members of the Board of Directors.

TEMPO CAPITAL PRINCIPAL FUNDO DE INVESTIMENTO DE AÇÕES, investment fund, registered with the CNPJ/MF under 11.046.362/0001-30, herein represented by its manager, TEMPO CAPITAL GESTÃO DE RECURSOS LTDA, established at, Rua do Carmo, n 8, Grupo 502, Downtown, ZIP COD 20011-020, registered with the CNPJ/MF under n 00.533.944/0001-24, GERAÇÃO FUTURO L. PAR INVESTMENT FUND IN SHARES, registered with CNPJ / MF under 08.935.128 / 0001-59, herein represented by its manager GF GESTÃO DE RECURSOS LTDA., registered with the CNPJ / MF under No. 09.630.188 / 0001-26, with its registered office in the City of Rio de Janeiro, State of Rio de Janeiro, at Praça XV de Novembro, n 20, Group 1201B, Center, VICTOR ADLER, Brazilian, divorced, established at, Rua da Assemblela, 10 - Grupo 2.701 — Dowtown, Rio de Janeiro, RJ enrolled in the CPF under no. 203,840,097-00, OCEANA INVESTIMENTOS ADMINISTRADORA DE CARTEIRA DE VALORES MOBILIÁRIOS LTDA, registered with the CNPJ / MF under 09.326.542/0001-23 established at, Rio de Janeiro, State of Rio de Janeiro, at, Rua Visconde de Pirajá, n430,11 floor, lpanema, ZIP CODE: 22410-002, herein represented according you BY LAW (“Oceana Investimentos”), hereby appoints, OCEANA VALOR MASTER FUNDO DE INVESTIMENTOS DE AÇÕES, investment funds, registered with the CNPJ MF under 18.454.944/0001-02, HAGOP GUEREKMEZIAN, Brazilian, married, registered with the CPF under n 455.968.408-15, HAGOP GUEREKMEZIAN FILHO, Brazilian, single, engineer, ID n 34.201.0001-1, registered with the CPF/MF under n 308.324.198-42, KATHLEEN NIETO GUEREKMEZIAN, Brazilian, single, businesswoman, ID n 34.203.000-0, registered with the CPF MF under 308.324.248-46, REGINA NIETO MOTTA GUEREKMEZIAN, Brazilian, Married, Lawyer, ID 7.334.616-0, registered with the CPF / MF under 141.401.088-51, KAROLINE GUEREKMEZIAN, Brazilian, married, businesswoman, ID n 34.202.000-6, registered with the CPF/MF under 308.324.238-74, JOSÉ PAIS RANGEL, Brazilian, married, lawyer registered OAB/RJ n 22.191 registered with the CPF/MF under 239.775.667-68, MELKEZEDEV SOARES, registered with the CPF / MF under, 564.797.518-68, FLÁVIO GIESTEIRA, registered with the CPF/MF 154.306.078-19, MARCELO GASPARINO DA SILVA, Brazilian, married, lawyer, OAB/DF 20.473, ID 2.302.967, registered with the CPF/MF under 807.383.469-34, individually and jointly by shareholders holders together of ordinary shares and preferred shares with voting rights in this company, hereby present, the nomination of candidates to the Board of Directors of Vale S / A, in accordance with the Market Announcements dated August 24, 2017 and September 6, 2017, formalize, in advance, the nomination of candidates to the Company’s Board of Directors, as follows:, as follows:

1. As a candidate for the Board of Directors, for de planned vacancy in accordance with Item 1 of paragraph 4 of Article 141 of Law 6,404 / 1976, where the voting shareholders are holders of common shares, MARCELO GASPARINO DA SILVA, as the holder and BRUNO C. H. BASTIT, as the alternate;

2. Alternatively, in the event that the quorum of item 1 above is not formed, as a candidate for the Board of Directors, for the planned vacancy in accordance with paragraph 5 of Article 141 of Law 6.404 / 1976, where the voting shareholders together are holders of common and preferred shares, will compete MARCELO GASPARINO DA SILVA as the holder and BRUNO C. H. BASTIT as his alternate.

3. Regardless of the result and the actual accomplishment of the elections listed in items 1 and 2 above, as candidate for the Board of Directors, at least one of the vacancies that will be filled by the majority election process shall be submitted by RlCARDO REISEN DE PINHO as the holder and MARCIO GUEDES PEREIRA JUNIOR, as his alternate.

Attached, we send the curriculum of the two indications, one for a separate election process (Annex 2), another for majority voting process (Annex 3), and documents and information provided in instruction 481, in its art. 21-M, according to guidelines contained in item 12.2 of the Company’s Reference Form (Appendix 4).

It should be emphasized that the purpose of this lawsuit is to enable Brazilian and international investors holding preferred and common shares to exercise, in an equitable manner, equal voting rights with other candidates indicated by other minority shareholders. In order to so, the Company must include the candidates on the American Deposit Receipts (ADRs) Holders’ Voting Note (Proxy Card), since, according to the Brazilian Securities and Exchange Commission (“CVM”), the requirements set forth in Articles 21- A and following, of CVM instruction 481/09 do not apply to the inclusion of applications in the proxy card.

In the same way, in particular, the importance of communicating such candidates to the representatives of non-resident investors in the English language of this present requirement and not least is that disclosure is given in the exact terms of this letter, with full transparency of the form and procedures by which the candidates are positioning themselves, and their respective curricula.

All communications regarding this document may be made in writing and delivered, by electronic mail (E-mail) or by correspondence, with proof of receipt, to the addresses indicated below.

Rua Marquês de Paranaguá, 348, 8th floor. CEP 01303-050

Tel: (11) 3156-2340. Fax: (11) 31562344

At: Dr. Daniel Alves Ferreira - 011 999749155

E-mail: daferreira@mpmae.acv.br

Best regards,

List of other shareholders
/s/ DANIEL ALVES FERREIRA	/s/ GUILHERME PANISSET BARRETO BERNARDES
DANIEL ALVES FERREIRA	GUILHERME PANISSET BARRETO BERNARDES
OAB/SP 140.613	OAB/RJ 183.455

José Pals Rangel
Hagop GuerekmezianHagop
Guerekmezian Filho
Karoline Gherekmezian Velioso
Kathleen Nieto Guerekmezian
Regina Nieto Motta Guerekmezian
Melciezedech Trajano Soares
Oceana Investimentos Ltda
Geração Futuro L. Par
Flavio Giesteira

Tempo Capital Principal FIA
Victor Adler

ATTACHMENT 2 — English version

I - BOARD OF DIRECTORS

1. HOLDER IN ELECTION SEPARATELY BY THE ONs SHARES - SECTION I OF ARTICLE 4 141 LSA: MARCELO GASPARINO DA SILVA, with BRUNO C. H. BASTIT as alternate.

2. If a quorum is not formed in the separate elections of preferred shares or common shares, unifying the two classes - preferred and common: HOLDER ON ELECTION SEPARATELY BY SHARES ONs AND PNs - § 5 ARTICLE 141 LSA: MARCELO GASPARINO DA SILVA as holder, with BRUNO CH BASTIT as his alternate.

EXPERIENCE

MINI CVs OF THE CANDIDATES:

MARCELO GASPARINO DA SILVA

Chairman and member of boards of directors and fiscal, coordinator and member of committees of finance, auditing, risks, legal and related parties in publicly-held companies. Lawyer Specialist in Corporate Tax Administration by ESAG and MBA in Controlling, Auditing and Finance (attending).

He is Chairman of the Board of Directors of ETERNIT (NM), Board Member of AES ELETROPAULO (Level 2), CEMIG (Level 1) and KEPLER WEBER (Level 1), and alternate member of the Fiscal Council of PETROBRAS (Level 1).

He was Chairman of the Board of Directors of Usiminas, a member of the boards of directors of Bradespar, Celesc, Eletrobras, Tecnisa and Vale, as well as Usiminas. He was Fiscal Council Member of Bradespar, AES Eletropaulo, AES Tietê and Eletrobras.

He is Chairman of the Related Party Committee of AES Eletropaulo, member of the Finance, Audit and Risk Committee of CEMIG and of the Audit Committee of AES Eletropaulo.

At AES Eletropaulo, he actively participates in the entire process of preparing the Company for the migration to the Novo Mercado - NM with the segregation of activities, management and managerial positions, review of contracts involving AES Corp and its subsidiaries (related parties) the migration approved on 09/12/17 can be carried out in the shortest possible time, since the Company will no longer have a controlling shareholder in 2017, which will occur in Vale only in 2019.

He was a founding partner of Gasparino, Sachet, Roman, Barros & Marchiori Advogados, where he worked as a lawyer until 2006. He started his executive career as CELESC’s Legal and Institutional Director in 2007.

He participates in the CEO Program FGV 2016/2018 (IBE / FGV / IDE). He attended the Executive Program on Mergers and Acquisitions at London Business School and specific courses in the financial and strategic areas at the IOD - Institute of Directors in London. He is co-founder and Coordinator of the Santa Catarina Chapter, Certified Management Advisor and composes the IBGC Board of Directors. He is a member of the Technical Committee of AMEC and the Corporate Governance Group - GGC.

With a solid background in Corporate Governance, Corporate and Tax Law and experience in boards of directors and tax, he contributed to IBGC and AMEC in the construction of the Brazilian Corporate Governance Code - “CBGC” and from its work in all the companies that it is working on, especially the “APPLY OR EXPLAIN” model, a system that recognizes the practice of corporate governance as a journey that should not translate into a rigid model of regulation applicable equally to all companies.

With passages in companies from the mining, steel and steel transformation, generation, transmission and distribution of energy, natural gas distribution, port, base industry, civil construction, building materials and finishes, vehicle distribution and holding company acquired knowledge in industry, commerce and services, skills that allow constructive contribution in the most diverse subjects and strategies that are dealt with in the boards that participate, such as turnaround, capital structure, merger & acquisitions, sale of non core assets, succession of executives, crisis management, change of corporate governance levels of B3, among others.

PROFESSIONAL QUALIFICATION

CEO Program FGV 2016/2018

(IBE / FGV / IDE)

Examining Board of Directors.

Brazilian Institute of Corporate Governance - IBGC

Component of the Bank of Counselors and Community CCI

IBGC

MBA in Auditing, Controllership and Finance (attending)

Getulio Vargas Foundation - FGV

Specialization in Corporate Tax Administration

SOCIESC / ESAG

Law graduation

Federal University of Santa Catarina - UFSC

PROFESSIONAL EXPERIENCE

Mandates in progress

ETERNIT - Chairman of the Board of Directors - 2017-108

Independent member of the Board of Directors - 2014/2018

• Eternit is a Corporation, an integrated industry and leader in the production of asbestos coatings and chrysotile mineral extraction. It faced the defenses of the crisis of the Brazilian economy that reached critical levels in 2016, generating a strong retraction of its businesses. As Chairman of the Audit, Risks, Legal and Compliance Committee, he took on the responsibility of accompanying the negotiations with the Public Prosecutor’s Office in order to find a continuity solution for the extraction of the chrysotile mineral and a transition process of production with asbestos fiber chrysotile for production with alternative fiber. In this sense the Company has already built an alternative fiber factory produced with Polixxxxx - PP. Elected Chairman in April 2017 was given the task of accompanying and coordinating with legal advisers the negotiations with the Federal Supreme Court - STF, Superior Labor Court - TST, Ministry of Mines and Energy - MME and the Public Ministry of Labor, the transition in a up to 10 years to migrate 100% of production with chrysotile asbestos fiber for alternative fiber production. The subsidiaries Tégula and Comanhia Sulamericana de Cerâmica - CSA, a joint venture with the market leader in South America, the Colombian Corona, are complementary operations and are undergoing a review process by the Board. The Board plays constant follow-up to the board and initiated in 2016 renewal process, initiated by the choice of a new CEO. The goal is to prepare the company for a new development cycle, leveraging the know-how of current executives in strategic positions.

AES Eletropaulo - Independent member of the Board of Directors - 2016/2018

• Eletropaulo Metropolitana SA AES Eletropaulo composes the AES Corp Group and is a concessionaire of electric energy distribution services for Greater São Paulo, with more than 7 million customers and commercializing 43 GWh in 2016 is the largest electricity distributor in the Latin America by distributed energy. Elected by shareholders holding 10% of the preferred shares, the Board is focused on improving and implementing the best corporate governance practices and strict corporate debt control. In view of having been a member of the Board of Directors of companies in the electric power sector such as Eletrobras, he directly and personally follows the judicial process of the CTEEP / Eletrobras case in view of its great relevance and high impact risk to the Company. In 2016 he diverged on the transformation of common and preferred shares to defend exactly the opposite, that the Company that was already in Level 2 of Corporate Governance of the BM & FBovespa (now B3) should seek the unification of its shares, moving towards the Novo Mercado “CBGC” 1.1.1). He supported the proposal for the conversion of the preferred shares into common shares, approved in February 2017, and the migration to the Novo Mercado, whose Extraordinary General Meeting was convened on 09/12/2017. He also proposed the creation of the Audit, Finance and Corporate Risks Committee (“CBGC” 4.1), whose approval occurred in August, which will be discussed in the first quarter of 2017. With the installation of the Related Party Committee for being one of the two independent members, he became part of and presided over the said structure, which will give its opinion on operations with potential risk of conflict of interest (“CBGC” 5.2). He works closely with Manangement in preparing the Company for the migration to the Novo Mercado.

CEMIG - Independent member of the Board of Directors - 2016/2018

• Centrais Energeticas de Minas Gerais SA CEMIG is the largest integrated energy company in Brazil, a group of more than 200 SPEs, with operations in several Brazilian states, Controlling Cemig Distribuição and Cemig Geração e Transmissão, Control of TAESA and LIGHT. It serves more than 10 million consumers, has a generator park formed by 79 hydroelectric, 27 wind, 2 thermal and 1 solar. It totals 8.1 GW of installed capacity and 9.5 thousand km of transmission lines. Elected by a long-term preferred shareholder holding 10% of the Company’s capital stock and whose objective is to actively participate in the Company’s restructuring and recovery process, he actively participates in the Finance, Audit and Corporate Risks Committee that coordinated the renewal of R $ 2.5 billion of the Company’s corporate debt at the end of 2016. The new State Law will streamline Cemig’s recovery process and the three independent members of the Board, three appointed by the FIA Dynamics Energy / Banco Classic / Geração Futuro L Par and one indicated by BNDESPar will play a key role.

In 2017, the sale of Renova Energias Renovaveis assets to AES Tietê, Brookfield and Engie will allow for the financial recovery of the investee, and the announcement of the sale for participation in the control group of Light will equate the corporate debt of the Carioca concessionaire.

• But the biggest challenge is the dispute for the four hydroelectric plants of São Simão, Jaguara, Miranda and Volta Grande, which the Federal Government put up for auction in September at a price of R $ 11 billion, a matter that independent councilors have accompanied daily since they are 2,000 MW of installed capacity that are vital to the Company’s economic-financial balance. Recently an injunction granted in Popular Action has suspended the auction of the four plants, and now a composition is expected with the Ministry of Mines and Energy so that the concession contracts are respected and renewed.

KEPLER WEBER - Independent member of the Board of Directors - 2017/2018

• Kepler Weber S.A. is a company focused in the metal-mechanic sector, with the worldwide position of prominence in the supply of grain storage systems and continuously seeking the forefront in all its segments of operation, having as main objective to be the best in the development of solutions for the public.

With factories in Rio Grande do Sul and Mato Grosso do Sul, it operates in the agribusiness sector, in the post-harvest stage of the grain production chain. We manufacture equipment for the storage, processing and handling of bulk, being specialized in the development of complete solutions in storage for its clients. Our product portfolio consists of metal silos, horizontal and vertical conveyors, dryers and grain cleaning machines.

Trading companies, cooperatives, food processing / industrialization industries, as well as medium and large grain producers, form Kepler Weber’s client portfolio, for which tailor-made turnkey projects are developed.

Corporation has been in the market for more than 85 years and has been a leading exporter in the South American market for more than 40 years. Its agile and integrated structure aims to contribute to the final results of its clients and also to the maximum profitability of its shareholders.

Brazil is among the world’s largest agribusiness powers, with an annual grain production of more than 145 million tons, of which more than 90 million go through a solution Kepler Weber, the largest Brazilian company in the sector of storage, processing and handling of grains.

The Company is in the process of changing its shareholding structure with Previ and Banco do Brasil -BB-BI signing a contract to sell its shares to AGCO do Brasil and the Independent Member was elected to follow this process and preserve the interest of the Company, the other shareholders and its stakeholders, since there is a proposal for the acquisition of the remaining shares.

PROFESSIONAL EXPERIENCE

Completed mandates

USIMINAS - Chairman of the Board of Directors - 2015/2016

Independent member of the Board of Directors - 2012/2016

• Usinas Siderurgicas de Minas Gerais S.A. Usiminas is an integrated company in the production of flat steel and steel transformation and distribution through its subsidiaries Mineração Usiminas - MUSA,

Soluções Usiminas - SU and Usiminas Mecânica - USIMEC. With the entry of the Techint Group into the control block, preferred shareholders led by a shareholder holding 6% of the class joined to elect, for the first time, a member on the Board of Directors. The new executives sought to implement a new management format but there was a cultural conflict and this demanded a lot from the two independent members on issues involving operations between related parties, hence the NSC Group was already a solution provider through technology transfer and the Group TT began proposing several inter-company operations, some of which were highly inquiring. Since his inauguration he has included in the agenda of the Board the focus on core business and an agenda of non-strategic business divestitures such as Usiminas Automotiva, Usimec and even Musa. The first operation came to fruition with the sale of Automotiva, but an attempt to operate between Usimec related parties, coupled with a corporate crisis caused by a problem of compliance issues with the executives indicated by the TT Group, triggered the dismissal of the main executive and the beginning of the largest Brazilian corporate conflict. And at this moment the presence of independent members was vital to avoid paralysis of the Company and even the practice of illegalities. As the Control Group prevented its participation in the Audit Committee from issues related to the 2013 financial statements were not approved by the then Board Member. As the differences remained in 2014 in addition to voting against the financial statements, the independent member voted against the extension of the service contract of the independent external audit company, which at the time generated a lot of controversy but proved to be a wise decision, of the controlling group’s shareholders filed a lawsuit to annul the approvals of the financial statements voted at the AGOs of 2013 and 2014. As a result of a deadlock within the Control Group was elected Chairman of the Board of Directors at Extraordinary General Meeting held on June 6, 04/2016 defeating two candidates and initiating a process that sought to pacify the conflicting shareholders and support management in the face of the significant reduction in steel consumption that occurred in 2014 and which intensified in 2015 and led the Company to a serious situation of financial stress, resulting in the adoption of several extreme measures the primary activities of the Cubatão Plant. As a result of Chairman’s alerts initiated in August 2015, the Board of Directors began renegotiating with financial institutions in order to reflect the financial debt, which resulted in Standstill signed on 03/13/16, followed by capitalization of R $ 1.05 billion at a time when The Company had only R $ 200 million in cash, an operation that only materialized thanks to the involvement of the two independent members of the Board, Mauro Cunha and Marcelo Gasparino, who improved the NSSMC Group proposal by R $ 4.30 to R $ 5.00 the value of the new shares to be issued and reducing the risk of dilution of minority shareholders. Again the time showed that the decisions taken by the then Chairman were correct, since Usiminas was in a process of burning R $ 200 million cash / month and after all the measures approved in the Council until April 2016 the Company maintained the same level of Caixa, around R $ 1 billion, throughout 2016, which improved in 2017 with the reduction of MUSA’s capital stock by R $ 1 billion, and the portion that corresponded to Usiminas was R $ 700 million , and today the steel mill’s cash position exceeds R $ 1.7 billion.

VALE - Alternate member of the Board of Directors - 2016/2017

• Vale is one of the world’s largest miners, a leader in the production of iron ore, pellets and nickel, and is present in 30 countries. Brazilian shareholders are increasingly interested in closely monitoring the performance of their investees and the shareholder Geracão Futuro L Par, holder of a direct position in the capital of the company and indirectly through Bradespar where he elected members in the Board of Directors and in the Fiscal Council decided to support the Company’s management in the face of the extreme reduction in the price of iron ore in 2015 and the tragedy of Mariana in November 2015. In the last five years Vale has been responsible for the largest investment program in its history and the beginning of the production of S11D mine in 2016 will propitiate a new cycle of growth and consolidation of the leadership in ferrono ore market. The resumption of operations of the Samarco joint venture will also be fundamental to overcome this difficult episode in the history of Brazilian mining, and the call of the Company to make it viable. The presence of two independent members on the Board of Directors as from the Ordinary General Meeting held on 10/18/17 of the Company will be a victory for all that the Company’s preferred shareholders and minority shareholders hold and a great opportunity for collaboration by the Company’s Management in the sense of more equity, transparency, compliance and results. to reach 2017.

• Specifically in relation to Vale his experiences in Vale itself, Usiminas, in Bradespar and currently in AES Eletropaulo, which is migrating to B3’s New Market in 2017 and in the Presidency of Eternit’s Board, which controls Sama Minerações Reunidas SA, which faces restrictions to the commercialization of Chrysotile Asbestos in Brazil will be determinant to allow that the arrival to the Board in the middle of a mandate is not prejudiced by the necessary period of learning that all the new member of a Board needs to know about the Company.

BRADESPAR - Independent member of the Board of Directors - 2015/2016

Independent member of the Supervisory Board - 2014/2015

• Bradespar is a holding company that participates in the Control Group of VALE and with representatives on the Board of Directors and in the committees of the subsidiary. The shareholder Geração Futuro L Par holds 6% of the Company’s preferred shares and elected in 2015, for the first time in its history, an independent member of the Board of Directors. The experience was very valuable to the Board member who participated in the strategies discussed by one of the controllers of the largest iron ore producer in the world, as well as resulted in the intention of the minority shareholder to elect an Officer at Vale.

BATTISTELLA - Independent member of the Board of Directors - 2016/2017

• Battistella S.A. operates in the port logistics, heavy vehicles and forestry business, having been the largest Scania operation outside of Sweden, and currently serves the State of Paraná in this proceeding. The Port of Itapoá is a private mixed-use terminal for the handling of containers, capable of receiving large ships, of up to 9,800 TEUs. The forestry activity serves several markets in the Americas, Europe and Asia. Invited by minority shareholders holding 5% of the capital stock to compose the Board of Directors with the purpose of highlighting short-term financial challenges in the face of high leverage led a series of proposals that culminated in the capitalization of the Company in R $ 100 million in December 2016, equating a financial debt of equivalent amount and a relevant tax liability, making possible a recovery of the capacity of payments and return to a situation of sustainability.

CELESC - Independent member of the Board of Directors - 2011/2014

• Centrais Eletricas de Santa Catarina SA is a mixed-capital company that controls Celesc Distribuição SA, a power distribution concessionaire for the State of Santa Catarina, Celesc Geração SA, which owns small hydroelectric plants - PCHs and SC Gás, public service concessionaire for the distribution of natural gas to the State of SC. As an independent member, he played a key role as Coordinator of the Legal and Audit Committee in the review of the Bylaws in 2011 and in the investigation of complaints in contracts that resulted in several corrective measures, as well as in the denunciation of the administrators involved in order to recover the damages caused.

ELETROBRAS - Independent member of the Board of Directors - 2012/2014 and 2016

• Centrais Eletricas Brasileiras S.A. is the largest energy company in Latin America, and a state company that was involved in major scandals of Operation Lava Jato.When the Federal Government issued the Provisional Measure - MP 579/2012, the minority councilor elected not to participate in the vote that would approve the membership and resigned, leaving the minority orphans, without a voice that could present and mainly record arguments that would show how damaging would be the Company’s adhesion to the early renewal of the concessions. Minority shareholders led by the Capital Market Investors Association (AMEC) elected and appointed the Director as a candidate at the Extraordinary Shareholders’ Meeting held on 12/3/12, the same one that also approved the Company’s adhesion to the rules of MP 579/2012. Being elected, he began analyzing and questioning several businesses that were disadvantaged, in addition to proposing measures to improve management and Corporate Governance of Eletrobras. The objective of installing the advisory committees to the Board was raised to the Coordinator of the Audit Committee, Corporate and Legal Risks, where he began reviewing the most critical processes, such as the passive billionaire related to the so-called Compulsory Loan, to the purchasing processes and the strict compliance with the legislation and regulations that affected Eletrobras, its subsidiaries and SPEs. This has caused much discomfort within the Board. The Charter produced and sent by the Director a year after his election to the representative of the Controlling Shareholder, then President Dilma Rousseff one year after the election, added to the votes against the 2012 and 2013 financial statements generated a reaction from the Board and a change of interpretation by the Chairman’s position at the AGM of 2014 prevented the re-election of the Director. In 2016 the shareholders Geração Futuro L Par, / Banco Classico and Fundo Jaburá were invited to return to the Board, which occurred through the Multiple Voting process for the first time in the Company’s history. In three months of performance and again elected Coordinator of the Audit Committee, Corporate and Legal Risks led the Working Group constituted for the revision of the Company’s Bylaws and subsidiaries Furnas, Chesf, Eletronorte and Eletrosul to adapt the requirements of the new State Law, approving draft to be submitted to the MME in the RCA of 07/15/2016. The announcement of a new regulatory framework for the electricity sector in July 2017 caused Eletrobras shareholders to seek the former adviser to understand the repercussions for the Company, which will once again be very damaging. Following the discussions in the Ministry of Mines and Energy- MME and with the President of Eletrobras sought to highlight the impracticability of Eletrobras and that the discharging of the Company’s plants.

On August 21, 17, MME announces the Company’s privatization as a result of a brilliant work carried out in 13 months by the new CEO Wilson Ferreira, who made history at CPFL Energia, who diagnosed that Eletrobras would not survive if kept under public control, with papers in B3 valuing 50% the day after the announcement.

The role of the board member elected by minority shareholders in a state-owned company is essential to evidence problems in business and contracts, as well as to compare their performance with privately held companies, as the State’s inability to become a publicly-held company becomes increasingly evident.

TECNISA - Independent member of the Board of Directors - 2012/2014

•    Tecnisa SA is one of the largest construction companies in Brazil, opened the capital of 2006 and began to face the difficulties of the economic downturn as of 2012. The Board member was propositive in the two years so that the Company re-adjusted its costs to the new reality that presented. However, management was slow to take the necessary actions and was not prepared for the serious real estate crisis that settled in 2014.

AES TIETȆ - Independent member of the Supervisory Board - 2013/2014

•    AES Tietê has hydroelectric plants in the State of São Paulo, is part of the AES Brasil Group, supplied to AES Eletropaulo and commercialized energy in the free market.

Institutional Consultant of the Innovare Award - Period: June 2004 - current (13 years, the oldest external consultant)

•    Conceived by Fundação Getúlio Vargas - FGV with fundamental support from CVRD (current VALE). Function: Consultant for Santa Catarina of the Innovare Prize - The Judiciary of the 21st Century - (http://www.premioinnovare.com.br/) organized by the following institutions: Ministry of Justice, which participates through the Secretariat for Judicial Reform, Association of Brazilian Magistrates - AMB, National Association of Members of the Public Prosecution Service - CONAMP, National Association of Public Defenders - ANADEP, Association of Federal Judges - AJUFE, National Association of Attorneys of the Republic - ANPR and Brazilian Bar Association.

UNISUL - University Professor from 2000 to 2002

•    He taught subjects of financial law and tax law.

MINISTRATED / DIRECTED LECTURES

•    Corporate Governance and its importance in small and public companies - FACISC / ACIVALE 2017

•    Whorkshop Assemblies Season 2017 - AMEC

•    Voting of the Board Member - IBGC Chapter RJ 2016

•    CORPORATE GOVERNANCE IN TIMES OF CRISIS - LIDE / SC 2015

•    CORPORATE GOVERNANCE IN RETAIL - EXPOSUPER-ACATS / IBGC Chapter SC, 2014

•    BUILDING EFFECTIVE ADMINISTRATION ADVICE - IBGC SC / FIESC Nucleus, October 2013.

•    CORPORATE GOVERNANCE AND SUCCESSION IN FAMILY BUSINESSES - LIDE SC / IBGC Núcleo SC, June 2013.

•    ARE YOU PREPARED TO PASS THE BAT? The PANEX case. ACIJS / IBGC Core SC, 2012.

•    CORPORATE GOVERNANCE - Principles and Practices. South Chapter IBGC / FIESC, 2011.

•    ENERGY TAX BRASIL FORUM BRAZIL. National Forum on Energy Taxation - IQPC. TOPIC: Energy chain and large consumption, 2010

COURSES AND SEMINARS

•    17th INTERNATIONAL CONGRESS ON CORPORATE GOVERNANCE. IBGC (participates since 2011)

•    AMEC INVESTORS FORUM 2016 (participates since 2013)

•    17th MEETING COUNCIL PREVI, 2016 (participates since 2011)

•    4th Meeting of Board Members. IBGC, 2016 (participates since 2013)

•    Workshop of Tax Counselors. PREVI, 2013.

•    Technical Workshop Australian Institute of Company Directors / IACD - IBGC 2013

•    ICGN - Annual Conference. Rio de Janeiro 2012

•    ADVANCED COURSE FOR DIRECTOR OF ADMINISTRATION. IBGC 2010

•    MERGES AND ACQUISITIONS PROGRAM - LONDON BUSINESS SCHOOL 2009

BRUNO C. H. BASTIT

Founder & Managing Director - Quetzal Strategy - ESG Advisors (London, UK / New York, USA)

Aug. 14 - Current

•    Independent consultant specialized in emerging markets providing solutions in corporate governance and integrated strategies of sustainability for companies and investors.

•    Assistance to Boards of Directors and Executives in the creation of strategies and governance models for the management of Social, Environmental and Corporate Governance (ESG) risks.

•    Strategic advice for success in communicating with investors.

•    Counseling to integrate ESG strategies in the allocation of assets and investment processes.

Director / Consultant Mr. Governance, South America - Morrow Sodali (London, United Kingdom / São Paulo, Brazil)

Dec. 14 - Jan. 17

•    Morrow Sodali is the largest independent global corporate governance consultancy, proxy solicitation, investor relations and shareholder services and capital markets.

•    Advising the Boards of Directors, executives and teams of R.I. on matters related to corporate governance, ordinary and extraordinary meetings, shareholder activism, strategic communications, IPOs, debt operations and mergers and acquisitions.

Consultant Governance - AMEC, Capital Market Investors Association (São Paulo, Brazil) Sep. 14 - Dec. 14

•    Project focused on state-owned enterprises. He was AMEC’s representative at the OECD round table for LATAM.

Senior Analyst Governance & Sustainability - Hermes Investment (London, UK)

Mar. 09 - Aug. 14

•    Head of the Department of or Responsible for operations in Latin America and Russia - formerly responsible for Africa, India, the Middle East and France.

•    Global Manager for Energy and Extractive Industries - Representative of Hermes at EITI (Extractive Industries Transparency Initiative).

•    Counsel senior executives and members of the Board of Directors on corporate governance and sustainability risks, representing the interests of some of the largest pension funds and institutional investors in the world.

•    In addition to engaging with companies and public policy, responsible for integrating key ESG factors within the Hermes investment process.

Member - ‘Disclosure on Management Approach Working Group’ - GRI, Global Reporting Initiative (Amsterdam, The Netherlands)

Dec. 11 - Jan. 13

•    Responsible for the content development of the G.4 GRI Sustainability Reporting Guidelines.

ESG Analyst - Innovest Strategic Value Advisors (London, UK)

Nov. 07 - Apr 08

•    Responsible for the analysis of European & North American retail companies, focusing on ESG themes and related impacts on competitiveness and financial performance.

VOLUNTEER WORK

Independent Member of the Council - Grassroot Diplomat (Social Enterprise) (London, United Kingdom)

May 16 - Current

•    The only social enterprise serving the global diplomatic community. Our mission is to strengthen relations between governments and civil society by innovating traditional practices of diplomacy.

Global Ambassador - Childreach International / Action for Brazil’s Children Trust (NGO) (London, UK)

Jun. 12 - Current

•    Global NGO working in 5 countries so that children can develop their own potential. In Brazil, ABC Trust is dedicated to helping street children and the most vulnerable youth.

Coordinator of education and health projects - Beguedo International (NGO) (France / Burkina Faso)

Sep. 99 - May 02

•    Responsible for fundraising, logistics and monitoring in France and Burkina Faso.

Project Manager - French Movement for Peace (NGO) (France / Dakar, Senegal)

Oct. 00 - Jun. 02

•    Responsible for the creation of a library in Dakar, including activities for fundraising and logistics management.

ACADEMIC EDUCATION

Masters, International Political Economics - University of Warwick (Coventry, UK)

Oct. 07 - Sep 08

•    Thesis: Market strategies to tackle global warming: A critical assessment of the international trade of CO2 emissions.

Bachelor, Politics, Economics & History of the Middle East - Durham University (Durham, UK)

Oct 03 - Jun 06

Baccalauréat French - Lycée Dominique Villars (Gap, France)

Set. 99 - Jun. 02

PROFESSIONAL QUALIFICATIONS & COURSES

Certification Program for Management Advisers - IBGC (São Paulo, Brazil)

Pending

Certificate of Investment Management (IMC) - CFA Society UK (London, UK)

Pending

Professional Certification for Investor Relations - Investor Relations Society UK (London, UK)

Apr 2016

Leadership in Sustainability Program - LEAD International (London, UK / Sofia, Bulgaria)

Jul. 12 - Mar. 13

LANGUAGES

•    French (Native), English, Spanish and Portuguese (full speaking and writing fluency).

•    Intermediate (spoken and written) knowledge of Arabic.

LECTURES & PUBLIC INTERVENTIONS

•                  “Community relations in Latin America: Going back to basics on the industry’s biggest challenge”, 4th Mining & Investment Latin America Summit (Lima, Peru) — 24 & 25 Oct. 2016

•                  “Crisis Communications: Actionable Strategies”, BNY Mellon 6th Depositary Receipt Issuers’ Conference (DRIC) LATAM (Rio de Janeiro, Brazil) — 28-30 Sep. 2016

•                  “(Re) building bridges: What do IR departments need to know in order to establish a productive dialogue with bondholders?”, Bonds, Loans & Derivatives Brazil 2016 (Sao Paulo, Brazil) — 12-13 Apr. 2016

•                  “Preparing for the 2016 AGM Season: How to respond to international investors’ ESG concerns &

expectations”, BNY Mellon workshop (Sao Paulo, Brazil) — 27 Jan. 2016

•                  “Corporate governance in focus: Understanding & responding to international investors’ expectations”

BNY Mellon’s Annual Mexico and Colombia Depositary Receipt Issuers’ Client Council, (Playa del Carmen, Mexico) — 23 Sep. 2015

•                  “Politics & corporate governance in Brazil: What are the real, nominal & perceived impacts on the

Brazilian economy & on Brazilian debt markets?”, Bonds, Loans & Derivatives Brazil 2015 (Sao Paulo, Brazil) —

20-21 May 2015

•                  “Preparing for the 2015 AGM season”, BNY Mellon workshop (Sao Paulo & Rio de Janeiro, Brazil) —

27-25 Jan. 2015

•                  “The role of institutional investors in Brazilian corporate governance”, representing AMEC, OECD Latin

American Corporate Governance Roundtable Annual Meeting, (Bogota, Colombia) — 18-19 Nov. 2014

•                  “M&A & joint ventures: Managing ESG risks & communicating it successfully to investors”, 2nd Mining &

Investment Latin America Summit (Lima, Peru) — 27-28 Oct. 2014

•                  “ESG communications”, 7th BNY Mellon Investor Relations Seminar (London, UK) — 23 Oct. 2014

•                  “El panorama de gobierno corporativo para las juntas directivas en América Latina”, La Liga de Directores, 1st Edition, (Bogota, Colombia) — 22-23 May 2014

•                  “ESG materiality for investors — An introduction to responsible investment”, Guest lecturer, Cass Business School (London, UK) — 16 Apr. 2014

•                  “How can miners in Latin America maintain positive community relations & reduce environmental impact whilst sustaining growth and investment?”, 1st Mining & Investment Latin America Summit (Lima, Peru) — 18 Nov. 2013

•                  “Corporate democracy - Rights & duties of companies and investors”, 6th Annual AMEC Seminar (São Paulo, Brazil) — 29 Oct. 2013

•                  “Integration of ESG into pension funds’ investment policy”, 2nd Russian Sustainability Investment Forum

(Moscow, Russia) — 10 Oct. 2013

•                  “Russian corporate governance code — Changes, effects & practical solutions”, Sodali / BNY Mellon

Conference (Moscow, Russia) — 9 Oct. 2013

•                  “Activism vs. active ownership: how international investors are getting mobilized to improve competitivity at investee companies”, PREVI 14th Corporate Governance Summit (Rio de Janeiro, Brazil) — 27 Aug. 2013

•                  “ESG materiality for investors”, Guest lecturer, Imperial College (London, UK) — 17 May 2013

•                  “The benefits of carbon reporting for investors”, Carbon Reporting for Business, Investors & Policymakers, event organized by the UK Embassy in Russia (Moscow, Russia) — 12 Mar. 2013

•                  “ESG opportunities & challenges: An institutional investor’s view”, XVIII Jornadas del Plan de Pensiones de Empleados de Telefónica de España (Madrid, Spain) — 3 Oct. 2012

•                  “ESG challenges & opportunities in Russia: An international investor’s perspective”, 1st Russian Sustainability Investment Forum (Moscow, Russia) — 12 Sep. 2012

•                  “Advancing responsible business in Colombia — Engaging with local communities & addressing grievances — An international investor’s perspective”, UNPRI/UNGC Webinar — 29 May 2012

•                  “Political donations in Emerging Markets”, ICGN Conference (London, UK) — 20 Mar. 2012

•                  “Active voting in the Russian Market — An international investor’s perspective”, IPREO Roundtable on

Proxy Voting in Russia (Moscow, Russia) — 14 Feb. 2012

•                  “Key ESG considerations for investors in Russia & CIS”, C5 IPO & SPO in Russia & CIS Conference (London, UK) — 21 Nov. 2011

•                  “Family owned enterprises: An international investor perspective”, IFC Corporate Governance Network

Meeting (Beirut, Lebanon) — 18 Nov. 2011

3. IN NOT HAVING A SEPARATE ELECTION OF ORDINARISTS OR PREFERENTIALISTS, UNITING BOTH OF THE CLASSES, AS A HOLDER IN ELECTION SEPARATELY BY ACTIONS ONs AND PNs - § 5 ARTICLE 141 LSA: MARCELO GASPARINO DA SILVA as holder, AND BRUNO C. H. BASTIT AS alternate.

PROPOSED BY-LAWS OF

V A L E S.A.

BY-LAWS

VALE S.A.

CHAPTER I - NAME, PURPOSE, HEAD OFFICE AND DURATION

Article 1 — Vale S.A., referred to in abbreviated form as Vale, is a joint-stock company governed by the present By-Laws and by applicable legislation.

Sole Paragraph - Vale, its shareholders, directors, executive officers and members of the Fiscal Council are also subjected to the Corporate Governance Level 1 Listing Rules of BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (“Level 1 Listing Rules”).

Article 2 - The purpose of the company is:

I.                            the exploitation of mineral deposits in Brazil and abroad by means of extraction, processing, industrialization, transportation, shipment and commerce of mineral assets;

II.                       the building and operation of railways and the exploitation of own or third party rail traffic;

III.                  the building and operation of own or third party marine terminals, and the exploitation of nautical activities for the provision of support within the harbor;

IV.                   the provision of logistics services integrated with cargo transport, comprising generation, storage, transshipment, distribution and delivery within the context of a multimodal transport system;

V.                        the production, processing, transport, industrialization and commerce of all and any source and form of energy, also involving activities of production, generation, transmission, distribution and commerce of its products, derivatives and subproducts;

VI.                   the carrying-on, in Brazil or abroad, of other activities that may be of direct or indirect consequence for the achievement of its corporate purpose, including research, industrialization, purchase and sale, importation and exportation, the exploitation, industrialization and commerce of forest resources and the provision of services of any kind whatsoever;

VII.              constituting or participating in any fashion in other companies, consortia or associations directly or indirectly related to its business purpose.

Article 3 - The head office and legal venue of the company shall be in the city of Rio de Janeiro, State of Rio de Janeiro, the company being empowered for the better realization of its activities to set up branch offices, subsidiary branch offices, depots, agencies, warehouses, representative offices or any other type of establishment in Brazil or abroad.

Article 4 - The term of duration of the company shall be unlimited.

CHAPTER II - CAPITAL AND SHARES

Article 5 - The paid-up capital amounts to R$77,300,000,000.00 (seventy-seven billion and three hundred million Reais) corresponding to ~~5.416.521.415~~5,304,684,600 (five billion, ~~four~~three hundred and ~~sixteen~~four million, ~~five~~six hundred and ~~twenty one~~eighty-four thousand and ~~four,~~six hundred ~~and fifteen~~) book-entry shares, being R$~~48.660.827.602,05 (forty-eight~~72,772,826,412.91 (seventy-two billion, ~~six~~seven hundred and ~~sixty~~seventy-two million, eight hundred and twenty-s~~even~~ix thousand, ~~six~~four hundred and ~~two~~twelve Reais and ~~five~~ninety-one cents), divided into ~~3.409.733.697  (three~~4,997,544,504 (four billion, ~~four~~nine hundred and ~~nine~~ninety-seven million, ~~seven~~five hundred and ~~thirty-three~~forty-four thousand and ~~six~~five hundred and ~~ninety-seven~~four) common shares and R$~~28.639.172.397,96 (twenty-eight~~4,527,173,587.09 (four billion, ~~six~~five hundred and ~~thirty-nine~~twenty-seven million, one hundred and seventy-t~~wo~~hree thousand, ~~three~~five hundred and ~~nin~~eighty-seven Reais and ~~ninety-six~~nine cents), divided into ~~2.006.787.718 (two billion, six~~307,140,096 (three hundred and seven million, ~~seven~~one hundred and ~~eighty-seven~~forty thousand~~, seven hundred~~ and ~~eighteen~~ninety-six) preferred Class “A” shares, including 12 (twelve) golden shares, all without nominal value.

§ 1 - The shares are common shares and preferred shares. The preferred shares comprise class A and special class.

§ 2 - The special class preferred share shall belong exclusively to the Federal Government. In addition to the other rights which are expressed and specifically attributed to these shares in the current By-Laws, the special class shares shall possess the same rights as the class A preferred shares.

§ 3 - Each common, class A preferred share and special class shares shall confer the right to one vote in decisions made at General Meetings, the provisions of § 4 following being observed.

§ 4 - The preferred class A and special shares will have the same political rights as the common shares, with the exception of voting for the election of Board Members, excepting the provisions set forth in §§ 2 and 3 of Article 11 following, and also the right to elect and dismiss one member of the Fiscal Council, and its respective alternate.

§5 - Holders of class A preferred and special class shares shall be entitled to receive dividends calculated as set forth in Chapter VII in accordance with the following criteria:

a) priority in receipt of dividends specified in § 5 corresponding to: (i) a minimum of 3% (three percent) of the stockholders’ equity of the share, calculated based on the financial statements which served as reference for the payment of dividends, or (ii) 6% (six percent) calculated on the portion of the capital formed by this class of share, whichever higher;

b) entitlement to participate in the profit distributed, on the same conditions as those for common shares, once a dividend equal to the minimum priority established in accordance with letter “a” above is ensured; and

c) entitlement to participate in any bonuses, on the same conditions as those for common shares, the priority specified for the distribution of dividends being observed.

§6 - Preferred shares shall acquire full and unrestricted voting rights should the company fail to pay the minimum dividends to which they are entitled during 3 (three) consecutive fiscal years, under the terms of §5 of Article 5.

Article 6 - The company is authorized to increase its paid-up capital up to the limit of 7,000,000,000 (seven billion) common shares. Within the limit authorized in this article, the Company, as a result of deliberation by the Board of Directors, may increase its paid-up capital independently of amendment to its By-laws, through the issue of common shares.

§ 1 -                      The Board of Directors shall determine the conditions for issuance, including the price and the period of time prescribed for paying up.

§ 2 -                      At the option of the Board of Directors the preemptive right in the issuance of shares, bonds convertible into common shares and subscription bonuses, the placement of which on the market may be by sale on the stock exchange or by public subscription as per the prescriptions set forth in Law no. 6.404/76, may be rescinded.

§ 3 -                      Provided that the plans approved by the General Meeting are complied with, the company shall be entitled to delegate the option of common share purchase to its administrators and employees, with common shares held in Treasury or by means of the issuance of new shares, the shareholders’ preemptive right being excluded.

Article 7 - The special class share shall possess a veto right regarding of the following subjects:

I.                            change of name of the company;

II.                       change of location of the head office;

III.                  change of the corporate purpose with reference to mineral exploitation;

IV.                   the winding-up of the company;

V.                        the sale or cessation of the activities of any part or of the whole of the following categories of the integrated iron ore systems of the company: (a) mineral deposits, reserves and mines; (b) railways; (c) ports and marine terminals;

VI.                   any alteration of the rights assigned to the types and classes of the shares issued by the company in accordance with the prescriptions set forth in the present By-Laws;

VII.              any alteration of the present Article 7 or of any of the other rights assigned to the special class share by the present By-Laws.

CHAPTER III - GENERAL MEETING

Article 8 - The ordinary Shareholders’ General Meeting shall be held within the first four months following the end of the fiscal year and, extraordinarily, whenever called by the Board of Directors.

§ 1 - An Extraordinary Shareholders’ General Meeting shall be competent to discuss the subjects specified in Article 7.

§ 2 - The holder of the special class share shall be formally requested by the company to attend for the purpose of discussing the subjects specified in Article 7 by means of personal correspondence addressed to its legal representative, a minimum period of notice of 15 (fifteen) days being given.

§ 3 - Should the holder of the special class share be absent from the General Meeting called for this purpose or should it abstain from voting, the subjects specified in Article 7 shall be deemed as having been approved by the holder of the said special class.

Article 9 - At an Ordinary or Extraordinary General Meeting, the chair shall be taken by the Chairman, or in his absence by the Vice-Chairman of the Board of Directors of the company, and the Secretary ~~of the Board of Directors shall act as secretary, as per § 15 of Article 11~~shall be appointed by the Chairman of the Meeting.

~~Sole Paragraph~~§ 1 - In the case of temporary absence or impediment of the Chairman or Vice-Chairman of the Board of Directors, the General Meeting of Shareholders shall be chaired by their respective alternates, or in the absence or impediment of such alternates, by ~~an~~another Officer or by a person specially appointed by the Chairman of the Board of Directors.

§ 2 — The minutes of the General Meetings shall be recorded as a summary of the resolutions taken and shall be published, omitting the signatures of the shareholders present, pursuant to legislation in force. In addition, the minutes shall be signed by enough shareholders to constitute the majority needed to approve the matters reviewed.

CHAPTER IV - ADMINISTRATION

Article 10 - The Board of Directors and the Executive Board shall be responsible for the administration of the company.

§1 -                       The members of the Board of Directors and the Executive Board shall take office by means of signing the Minute Book of the Board of Directors or the Executive Board, as the case may be, provided that the investiture of such administrators is subject to prior subscription of the Term of Consent of Administrators in accordance with the provisions of the Level 1 Listing Rules, as well as in compliance with the applicable legal requirements.

§2 -                         The term of office of the members of the Board of Directors and the Executive Board shall be extended until their respective successors have taken office.

§3 -                         The positions of Chairman of the Board of Directors and Chief Executive Officer may not be held by the same person.

§4 -                         The General Meeting shall fix the overall amount for the remuneration of the administrators, benefits of any kind and allowances being included therein, taking into account the responsibilities of the administrators, the time devoted to the performance of their duties, their competence and professional repute and the market value of their duties. The Board of Directors shall apportion the fixed remuneration among its members and the Executive Board.

§5 -                         The Board of Directors shall be supported by technical and consultant bodies, denominated Committees, regulated as set forth in Section II - Committees hereinafter.

SECTION I - BOARD OF DIRECTORS

Subsection I - Composition

Article 11 - The Board of Directors, a joint decision-making body, shall be elected by the General Meeting and shall be formed of 12 (twelve) principal members and their respective alternates, and one of whom shall be the Chairman of the Board and another shall be the Vice-Chairman.

§1 -                         The unified term of office of the members of the Board of Directors shall be 2 (two) years, their re-election being permitted.

§2 -                         Under the terms of Article 141 of Law No. 6,404/76, 1 (one) member and his alternate of the Board of Directors, may be elected and removed, by means of a separate vote at the general meeting of shareholders, excluding the controlling shareholder, by the majority of holders, respectively, of:

I - common shares representing at least 15% (fifteen percent) of the total shares with voting rights; and

II - preferred shares representing at least 10% (ten percent) of share capital.

§3 -                         Having ascertained that neither the holders of common shares or preferred shares have respectively formed the quorum required in sections I and II of §2 above, they shall be entitled to combine their shares to jointly elect a member and an alternate to the Board of Directors, and in such hypothesis the quorum established in section II of §2 of this Article shall be observed.

§4 -                         The entitlement set forth in §2 of this Article may only be exercised by those shareholders who are able to prove uninterrupted ownership of the shares required therein for a period of at least 3 (three) months, immediately prior to the general shareholders meeting which elected the members of the Board of Directors.

§5 -                         From among the 12 (twelve) principal members and their respective alternates of the Board of Directors, 1 (one) member and his alternate shall be elected and/or removed, by means of a separate vote, by the employees of the company.

§6 -                         At least 20% of the elected principal members of the Board of Directors (and their respective alternates) shall be Independent Directors (as defined below), and expressly designated as such in the Minutes of the General Meeting that elected them. Members of the Board of Directors elected pursuant to the provisions of §§ 2 and 3 of this Article 11 shall also be regarded as Independent Directors. If the application of the percentage referenced above results in a fractional number of members of the Board of Directors, the result shall be rounded to the nearest whole number.

§7 -                         The Chairman and the Vice-Chairman of the Board of Directors shall be elected among the members thereof during a Meeting of the Board of Directors to be held immediately after the General Meeting which has elected them, subject to Art. 10, §3.

§8 -                         In the case of impediment or temporary absence, the Vice-Chairman shall replace the Chairman, and during the period of such replacement the Vice-Chairman shall have powers identical to those of the Chairman, the alternate of the Chairman being nevertheless entitled to exercise the right to vote in his capacity as a member of the Board of Directors.

§9 -                         Should a vacancy occur in the office of Chairman or Vice-Chairman, the Board of Directors shall elect the respective alternates in the first Meeting to be held after the vacancy.

§10 -                  During their impediments or temporary absences, the members of the Board of Directors shall be replaced by their respective alternates.

§11 -                  Should a vacancy occur in the office of a member of the Board of Directors or of an alternate, the vacancy shall be filled by nomination by the remaining members of an alternate who shall serve until the next General Meeting, which shall decide on his election. Should vacancies occur in the majority of such offices, a General Meeting shall be convened in order to proceed with a new election.

§12 -                  If the Board of Directors is elected under the multiple vote regime, as established in Article 141 of Law No. 6,404/76, the Chairman of the shareholders meeting shall inform those shareholders present that the common shares which elected a member of the Board of Directors, by means of a separate vote in accordance with §§2 and 3 of Article 11, may not participate in the multiple vote regime and, evidently, may not participate in the calculation of the respective quorum. Once the separate vote has been held, then the ratio may be definitively defined in order to proceed with the multiple vote.

§13-                     With the exception of the principal members and their respective alternates elected by means of separate vote, respectively, by the employees of the company and by the holders of common and/or preferred shares, under §2 of Article 11, whenever the election for the Board of Directors is held under the multiple vote regime, the removal of any member of the Board of Directors, principal or alternate, elected through the multiple vote system by the general shareholders meeting, shall imply the removal of the other members of the Board of Directors also elected through the multiple vote system, and consequently a new election shall be held; in other cases of vacancy, in the absence of an alternate, the first general shareholders meeting shall elect the whole Board.

§14 - Whenever, cumulatively, the election of the Board of Directors is held under the multiple vote system and the holders of common shares or preferred shares or company employees exercise the right established in §§ 2, 3 and 5 above, the shareholder or group of shareholders under vote agreement who hold over 50% (fifty percent) of common shares with voting rights, shall be ensured the right to elect officers in a number equal to those elected by the other shareholders, plus one, irrespective of the number of officers established in the head of Article 11.

~~§15 - The Board of Directors shall have a Secretary, appointed by the Chairman of the Board of Directors, who shall necessarily be an employee or administrator of the company, in whose absence or impediment shall be replaced by another employee or administrator as designated by the Chairman of the Board of Directors.~~

Subsection II — Workings

Article 12 - The Board of Directors shall meet on an ordinary basis once a month and extraordinary whenever called by the Chairman or, in his absence, by the Vice-Chairman of the Board or by any 2 (two) members acting together.

Sole Paragraph - The meetings of the Board of Directors shall be held at the Company’s headquarters, but, under exceptional circumstances, may be held at a different location, being permitted to participate by teleconference, videoconference or other means of communication that could ensure effective participation and authenticity of vote.

Article 13 - Meetings of the Board of Directors shall only be held with the presence of and decisions shall only be taken by the affirmative vote of a majority of its members.

~~§1~~Sole Paragraph -                              The minutes of the meetings of the Board of Directors shall be recorded in the Book of Minutes of Meetings of the Board of Directors which, after having been read and approved by the officers present at the meetings, shall be signed in a number sufficient to constitute the majority necessary for approval of the subjects examined.

~~§2 -         The Secretary shall be responsible for the recording, distribution, filing and safeguard of the respective minutes of the meetings of the Board of Directors, as well as for the issuance of abstracts of the minutes and certificates of approvals of the Board of Directors.~~

Subsection III — Responsibilities

Article 14 - The Board of Directors shall be responsible for:

I.                              electing, evaluating and at any time removing the Executive Officers of the company, and assigning functions to them;

II.                         distributing the remuneration established by the general shareholders meeting among its members and those of the Executive Board;

III.                    assigning the functions of Investor Relations to an Executive Officer;

IV.                     approving the policies relating to selection, evaluation, development and remuneration of members of the Executive Board;

V.                          approving the company’s human resources general policies as submitted to it by the Executive Board;

VI.                     establishing the general guidance of the business of the company, its whollyowned subsidiary companies and controlled companies;

VII.                approving the strategic guidelines and the strategic plan of the company submitted annually by the Executive Board;

VIII.           approving the company’s annual and multi-annual budgets, submitted to it by the Executive Board;

IX.                    monitoring and evaluating the economic and financial performance of the company, and may request the Executive Board to provide reports with specific performance indicators;

X.                         approving investments and/or divestiture opportunities submitted by the Executive Board which exceed the limits established for the Executive Board as defined by the Board of Directors;

XI.                    issuing opinions on operations relating to merger, split-off, incorporation in which the company is a party, as well as share purchases submitted by the Executive Board;

XII.               with the provisions set forth in Article 2 of the present By-Laws being complied with, making decisions concerning the setting-up of companies, or its transformation into another kind of company, direct or indirect participation in the capital of other companies, consortia, foundations and other organizations, by means of the exercise of rights withdrawal, the exercise of non-exercise of rights of subscription, or increase or sale, both direct and indirect, of corporate equity, or in any other manner prescribed by law, including but not limited to, merger, split-off and incorporation in companies in which it participates;

XIII.          approving the corporate risks and financial policies of the company submitted by the Executive Board;

XIV.           approving the issuance of simple debentures, not convertible into share and without collateral submitted by the Executive Board;

XV.                approving the accounts of the Executive Board, substantiated in the Annual Report and the Financial Statements, for subsequent submission to the Ordinary General Meeting;

XVI.           approving the employment of profit for the year, the distribution of dividends and, when necessary, the capital budget, submitted by the Executive Board, to the later direction to the appreciation of the Ordinary Shareholders Meeting;

XVII.      selecting and removing external auditors of the company, based on the Fiscal Council’s recommendation, in accordance with section (ii) of §1º of Article ~~39~~33;

XVIII. appointing and removing the persons responsible for the governance office, the internal auditing and ~~for~~ the Ombud of the company, who shall report directly to the Board of Directors;

XIX.          approving the policies and the annual audit plan of the company submitted by the person responsible for internal auditing, as well as to acknowledge the respective reports and determine the adoption of necessary measures;

XX.               overseeing the management of the company by the Executive Officers and examining at any time, the books and documents of the Company, requesting information about contracts signed or about to be signed, and about any other actions, in order to ensure the financial integrity of the Company;

XXI.          approving alterations in corporate governance rules, including, but not limited to, the process of rendering of accounts and the process of disclosure of information;

XXII.     approving policies of employee conducts based on ethical and moral standards described in the Code of Ethics of the Company, to be observed by all administrators and employees of the Company, its subsidiaries and controlled companies;

XXIII. approving policies to avoid conflicts of interests between the Company and its shareholders or its administrators, as well as the adoption of the measures considered necessary in the event such conflicts arise;

XXIV. approving policies of corporate responsibility of the Company, mainly those related to: the environment, health and labor safety, and social responsibility of the Company, submitted by the Executive Board;

XXV.      establishing criteria for the Executive Board in relation to the purchase of, sale of and placing of liens on non-current assets and for the constitution of encumbrances, the provisions set forth in Article 7 of the present By-Laws being complied with.

XXVI.  ~~approving the provision of guarantees in general, and~~ establishing criteria for the Executive Board ~~in relation to the~~for providing guarantees in general and contracting of loans and financing and for the signing of other contracts;

XXVII. establishing criteria for the Executive Board in relation to the signing of commitments, waiving of rights and transactions of any nature, except for the waiver of its preemptive rights in the subscription and purchase of shares, under section XII of Article 14;

XXVIII. approving any matters which are not the competence of the Executive Board, under the terms of the present By-Laws, as well as matters whose limits exceed the criteria established for the Executive Board, as established in Article 14;

XXIX. approving any reformulation, alteration, or amendment of shareholders’ agreements or consortia contracts, or of agreements among the shareholders or among the consortia parties of companies in which the company participates, as well as approving the signing of new agreements and/or consortia contracts that address subjects of this nature;

XXX. authorizing the negotiation, signing or alteration of contracts of any kind of value between the company and (i) its shareholders, either directly or through intermediary companies (ii) companies which directly or indirectly participate in the capital of the controlling shareholder or which are controlled, or are under joint control, by companies which participate in the capital of the controlling shareholder, and/or (iii) companies in which the controlling shareholder of the company participates, and the Board of Directors may establish delegations, with standards and procedures, which meet the requirements and nature of the operations, without prejudice of keeping the aforementioned group duly informed of all company transactions with related parties;

XXXI. expressing its opinion regarding any matter to be submitted to the General Meeting of Shareholders;

XXXII. authorizing the purchase of shares of its own issuance for maintenance in treasury, cancellation or subsequent sale;

XXXIII. approving the recommendations submitted by the Fiscal Council of the Company in the exercise of its legal and statutory attributions;

XXXIV. expressing its views in favor of or against any tender offer to purchase the company’s shares by means of a substantiated opinion disclosed fifteen (15) days before the publication of the tender offer notice, which opinion shall address, at least: (a) the benefit and opportunity of the tender offer with respect to the interest of all shareholders and the liquidity of the securities owned by them; (b) the repercussions of the tender offer on the company’s interests; (c) the strategic plans disclosed by the offeror in relation to the company; (d) other matters that the Board of Directors deems appropriate, as well as any information required by applicable rules of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários—CVM).

§1 -                         The Board of Directors shall be responsible for appointing, as submitted by the Executive Board, the persons who shall form part of the Administrative, Consulting and Audit bodies of those companies and organizations in which the company participates, directly or indirectly.

§2 - The Board of Directors may, at its discretion, delegate the assignment mentioned in the prior paragraph to the Executive Board.

§3 — Vale and its controlled companies in Brazil or abroad are prohibited from making, directly or indirectly through third parties, any contribution to political movements, including those organized as political parties, and to their representatives or candidates.

SECTION II - COMMITTEES

Article 15 - The Board of Directors, shall have, for advice on a permanent basis, 5 (five) technical and advisory committees, denominated as follows: ~~Executive Development~~Personnel Committee, ~~Strategic~~Compliance and Risk Committee, Finance Committee, ~~Accounting~~Audit Committee and ~~Governance and~~ Sustainability Committee.

§1 - The Board of Directors, at its discretion, may also establish, for its consulting support, other committees to fulfill consultant or technical tasks, other than those permanent committees as set forth in the head of this Article.

§2 - The members of the committees shall be remunerated as established by the Board of Directors, and those members who are administrators of the company shall not be entitled to additional remuneration for participating on the committees.

Subsection I — Mission

Article 16 - The mission of the committees shall be to provide support to the Board of Directors, which includes the follow up of the activities of the Company, in order to increase the efficiency and quality of its decisions.

Subsection II — Composition

Article 17 - The members of the committees shall have proven experience and technical skills in relation to matters that are the object of the respective committee’s responsibility and shall be subject to the same legal duties and responsibilities as the administrators.

Article 18 - The composition of each committee shall be defined by the Board of Directors.

§1 - The members of the committees shall be appointed by the Board of Directors and may belong to such company administration ~~bodies or not~~body , being prohibited the participation of Executive Officers of Vale and with due regard to applicable legal and regulatory provisions.

§2 - The term of management for the members of the committees shall begin as of their appointment by the Board of Directors, and termination shall coincide with the end of the management term of the members of the Board of Directors, and reappointment shall be permitted.

§3 - During their management, members of the committees may be removed from office by the Board of Directors.

Subsection III — Workings and Responsibilities

Article 19 - Standards relating to the workings ~~of each~~and responsibilities of the committees shall be defined by the Board of Directors in the specific Internal Rules of each committee.

§1 - The committees established within the company shall not have decision making power and their reports and proposals shall be submitted to the Board of Directors for approval.

§2 - The committees’ reports do not constitute a necessary condition for the presentation of matters for scrutiny and approval by the Board of Directors.

§3- The Board of Directors shall be responsible for determining that the Audit Committee shall exercise, with exclusivity, the duties contained in Art. 33, §1, (i) to (iv) below.

~~Subsection IV — Responsibilities~~

~~Article 20 — The Board of Directors shall determine the main duties of the committees, including, but not limited to the ones set forth in Article 21 and subsequent articles.~~

~~Article 21 - The Executive Development Committee shall be responsible for:~~

~~I -                         issuing reports on the human resources general policies of the Company submitted by the Executive Board to the Board of Directors;~~

~~II -                    analyzing and issuing reports to the Board of Directors on the proposal for the distribution of the annual, global budget for the remuneration of the administrators and the restatement of the model of the remuneration of members of the Executive Board;~~

~~III -              submitting and ensuring up-to-dateness of the performance evaluation methodology of the members of the Executive Board; and~~

~~IV -               aiding the Board of Directors with the definition of goals for the performance evaluation of the Executive Officers; and~~

~~V -                    follow-up of the development of the succession plan for the Executive Officers.~~

~~Article 22 - The Strategic Committee shall be responsible for:~~

~~I -                         recommending the strategic guidelines and the strategic plan submitted annually by the Executive Board;~~

~~II -                    recommending  investment and/or divestiture opportunities; and~~

~~III -               recommending operations relating to merger, split-off, incorporation in which the Company and its controlled subsidiaries are a party.~~

~~Article 23 - The Finance Committee shall be responsible for:~~

~~I -                         evaluate the corporate risks and financial policies and the internal financial control systems of the Company;~~

~~II -                    evaluate the compatibility between the remuneration level of shareholders and the parameters established in the annual budget and financial scheduling, as well as its consistency with the general policy on dividends and the capital structure of the company;~~

~~III -              evaluate the annual budget and the annual investments plan of Vale;~~

~~IV -               evaluate the annual funding plan and the risk exposure limits of the Company;~~

~~V -                    evaluate the risks management process of the Company; and~~

~~VI -               follow-up the financial execution of capital expenditure projects and ongoing budget.~~

~~Article 24 - The Accounting Committee shall be responsible for:~~

~~I -                         issuing reports on the policies and the Company’s annual auditing plan submitted by the employee responsible for internal auditing, and on its execution;~~

~~II -                    tracking the results of the Company’s internal auditing, and identifying, prioritizing, and submitting actions to be accompanied by the Executive Board to the Board of Directors;~~

~~III -              evaluating the procedures and results of the internal audit, in respect to best practices, when requested by the Board of Directors; and~~

~~IV -               aiding the Board of Directors, if requested by them, in the process of appointing and evaluating the annual performance of the person responsible for the internal auditing of the Company.~~

~~Article 25 - The Governance and Sustainability Committee shall be responsible for:~~

~~I -                                    evaluating the efficiency of the company’s governance practices and the workings of the Board of Directors, and submitting improvements;~~

~~II -                                submitting improvements to the Code of Ethics and Conduct and to the management system in order to avoid conflicts of interests between the company and its shareholders or company administrators;~~

~~III -                         evaluating related party transactions submitted for resolution of the Board of Directors, as well as issuing reports on potential conflicts of interest involving related parties;~~

~~IV -                          evaluating proposals for modifying the Policies which are not attributed to other committees, of the By-Laws and the Internal Regiments of Vale’s Assessment Committees;~~

~~V -                               analyzing and proposing improvements to the Company’s Sustainability Report;~~

~~VI -                          evaluating Vale’s performance regarding sustainability aspects and proposing improvements based on a long-term strategic vision;~~

~~VII -                     aiding the Board of Directors, if requested by them, in the process of appointing and evaluating the annual performance of the person responsible for the internal ombudsman (ouvidoria) of the Company;~~

~~VIII -                aiding the Board of Directors, if requested by them, in the process of evaluating the internal ombudsman (ouvidoria) of the Company when dealing with matters involving the Ombudsman channel (Canal de Ouvidoria) and violations to the Code of Ethics and Conduct.~~

SECTION III - EXECUTIVE BOARD

Subsection I — Composition

Article ~~26~~20 - The Executive Board, which shall be the executive management body of the company, shall consist of 6 (six) to 11 (eleven) members, one of whom shall be the Chief Executive Officer and the others Executive Officers.

§1 - The Chief Executive Officer shall submit to the Board of Directors the names of candidates for the Executive Board with renowned knowledge and specialization in the subject of responsibility of the respective operational area, and may also at any time submit to the Board of Directors a motion to remove.

§2 - The Executive Officers shall have their individual duties defined by the Board of Directors.

§3 - The management term of the members of the Executive Board shall be 2 (two) years, and re-election shall be permitted.

Subsection II — Workings

Article ~~27~~21 - The Chief Executive Officer and other members of the Executive Board shall continue in their respective official capacities when physically distant from headquarters realizing their respective duties on business-related travel. In the case of a permanent vacancy, or an impairment which temporarily impedes an officer from performing his respective duties, or a temporary absence or leave due to extraordinary circumstances, the respective procedures for replacing the Chief Executive Officer and other Executive Officers shall be as follows:

§1~~º~~ -                     In the case of an impairment which temporarily impedes the Chief Executive Officer from performing his respective duties, the Chief Financial Officer shall assume, in addition to his own legal, statutory, and regulatory rights and responsibilities, the legal, statutory, and regulatory responsibilities of Chief Executive Officer, provided that the Board of Directors ratifies such replacement. In the case of the Chief Executive Officer’s temporary absence or leave due to extraordinary circumstances, the Chief Executive Officer shall designate his own substitute, who shall assume all legal, statutory, and regulatory rights and responsibilities of the Chief Executive Officer.

§2~~º~~ -                     In the case of an impairment which temporarily impedes an Executive Officer from performing his respective duties or in the case of an Executive Officer’s temporary absence or leave due to extraordinary circumstances, such Executive Officer shall be replaced, in accordance with the Chief Executive Officer’s nomination, by any of the other Executive Officers, and such nominated Executive Officer shall assume, in addition to his own legal, statutory, and regulatory rights and responsibilities, the legal, statutory, and regulatory responsibilities of the temporarily impaired or absent Executive Officer, excluding voting rights at Executive Board meetings,  for the duration of the temporarily impaired or absent Executive Officer’s term.

§3~~º~~ -                     Should there be a permanent vacancy in the position of Executive Officer, the Chief Executive Officer shall select a substitute officer and submit such officer’s name to the  Board of Directors who shall appoint such substitute officer to complete the remaining term of the vacant executive officer.

§4~~º~~ -                     Should there be a permanent vacancy in the position of the Chief Executive Officer, the Chief Financial Officer shall replace the Chief Executive Officer and shall assume the duties, rights, and responsibilities of both the Chief Executive Officer and the Chief Financial Officer, until the Board of Directors holds an election to fill the position of Chief Executive Officer.

Article ~~28~~22 - In respect of the limits established for each Executive Officer, the decisions on matters affecting his specific operational area, provided that the matter does not affect the operational area of another Executive Officer, shall be taken by himself or in conjunction with the Chief Executive Officer, in matters or situations pre-established by the latter.

Article ~~29~~23 - The Executive Board shall meet on an ordinary basis once each fifteen days and extraordinarily whenever called by the Chief Executive Officer or his substitute, and Executive Board members may participate in ordinary or extraordinary meetings in person, by teleconference, videoconference, or other means of communication that could ensure effective participation and authenticity of the vote.

Sole Paragraph - The Chief Executive Officer shall convene an extraordinary meeting of the Executive Board by virtue of the request of at least 3 (three) members of the Executive Board;

Article ~~30~~24 - The meetings of the Executive Board shall only begin with the presence of the majority of its members.

Article ~~31~~25 - The Chief Executive Officer shall chair the meetings of the Executive Board in order to prioritize consensual approvals amongst its members.

§1 -                         When there is no consent among members of the Board, the Chief Executive Officer may (i) withdraw the issue from the agenda, (ii) attempt to form a majority, with the use of his casting vote or, (iii) in the interests of the company and by grounded presentation, decide individually on the matters raised for joint approval, including those listed in Article ~~32~~26, and in respect of the exceptions stated in §2 following;

§2 -                         Decisions relating to annual and multi-annual budgets and to the strategic plan and the Annual Report of the company shall be taken by majority vote,

considered to be all Executive Officers, provided that the favorable vote of the Chief Executive Officer is included therein.

§3 -                         The Chief Executive Officer shall inform the Board of Directors the utilization of the prerogative concerning item (iii), §1 stated above, in the first Board of Directors meeting which succeed the corresponding decision.

Subsection III — Responsibilities

Article ~~32~~26 - The Executive Board shall be responsible for:

I -                        approving the creation and elimination of Executive Departments subordinated to each Executive Director;

II -                   preparing and submitting to the Board of Directors the company’s general policies on human resources, and executing the approved policies;

III -              complying with and ensuring compliance with the general guidelines and business policies of the Company laid down by the Board of Directors;

IV -               preparing and submitting, annually, to the Board of Directors, the company’s strategic guidelines and the strategic plan, and executing the approved strategic plan;

V -                    preparing and submitting the Company’s annual and multi-annual budgets to the Board of Directors, and executing the approved budgets;

VI -               planning and steering the company’s operations and reporting the company’s economic and financial performance to the Board of Directors, and producing reports with specific performance indicators;

VII -          identifying, evaluating and submitting investment and/or divestiture opportunities to the Board of Directors which exceed the limits of the Executive Board as defined by the Board of Directors, and executing the approved investments and/or divestitures;

VIII - identifying, evaluating and submitting to the Board of Directors operations relating to merger, split-off, incorporation in which the company is a party, as well as share purchases, and conducting the approved mergers, split-offs, incorporations and purchases;

IX -                preparing and submitting the company’s finance policies to the Board of Directors, and executing the approved policies;

X -                     submitting to the Board of Directors the issuance of simple debentures, not convertible into shares and without collateral;

XI -                defining and submitting to the Board of Directors, after the drawing up of the balance sheet, the employment of profit for the year, the distribution of company dividends and, when necessary, the capital budget;

XII -           preparing in each fiscal year the Annual Report and Financial Statements to be submitted to the Board of Directors and the General Meeting;

XIII -      adhering to and encourage adhesion to the company’s code of ethics, established by the Board of Directors;

XIV -       preparing and submitting to the Board of Directors the company’s policies on corporate responsibility, such as the environment, health, safety and social responsibility, and implementing the approved policies;

XV -            authorizing the purchase of, sale of and placing of liens on fixed and non-fixed assets including securities, the contracting of services, the company being the provider or receiver of such, being empowered to establish standards and delegate powers, all in accordance with the criteria and standards established by the Board of Directors;

XVI -       authorizing the signing of agreements, contracts and settlements that constitute liabilities, obligations or commitments on the company, being empowered to establish standards and delegate powers, all in accordance with the criteria and standards established by the Board of Directors;

XVII - proposing to the Board of Directors any reformulation, alteration, or amendment of shareholders’ agreements or of agreements among the shareholders of companies in which the company participates, as well as suggesting the signing of new agreements and consortia contracts that address subjects of this nature;

XVIII-authorizing the opening and closing of branch offices, subsidiary branch offices, depots, agencies, warehouses, representative officer or any other type of establishment in Brazil or abroad;

XIX -      authorizing the undertaking of commitments, waiver of rights and transactions of any nature, liens on securities being excepted, under the terms of section XII of Article 14, being empowered to establish standards and delegate powers in accordance with the criteria and standards established by the Board of Directors;

XX -           establishing and informing the Board of Directors on the individual limits of the Executive Officers, in respect of the limits of the Executive Board jointly, as established by the Board of Directors;

XXI -      establishing, based on the limits fixed for the Board of Directors, the limits throughout the whole of the company’s administrative organization hierarchy.

§1 -                         The Executive Board shall be empowered to lay down voting guidelines to be followed at the General Meetings by its proxies in the companies, foundations and other organizations in which the company participates, directly or indirectly, the investment plans and programs of the company, as well as the respective budgets being complied with, the limit of responsibility being observed as regards, among others, indebtedness, the sale of assets, the waiver of rights and the reduction of corporate equity investments.

§ 2 -                      The Executive Board shall take steps to appoint persons who shall form part of the Administrative, Consultant and Audit bodies of those companies and organizations in which the company participates directly or indirectly.

Article ~~33~~27 - The responsibilities of the Chief Executive Officer are to:

I -                          take the chair at meetings of the Executive Board;

II -                     exercise executive direction of the Company, with powers to coordinate and supervise the activities of the other Executive Officers, exerting his best efforts to ensure faithful compliance with the decisions and guidelines laid down by the Board of Directors and the General Meeting;

III -                coordinate and supervise the activities of the business areas and units that are directly subordinated to him;

IV -                 select and submit to the Board of Directors the names of candidates for Executive Officer posts to be elected by the Board of Directors, and also to propose the respective removal;

V -                               coordinate the decision-making process of the Executive Board, as provided for in Article ~~31~~25 of Subsection II — Workings;

VI -                          indicate, whom among the Executive Officers shall substitute an Executive Officer in case of an impairment that temporarily impedes an officer from performing his respective duties or temporary absence or leave, in compliance to Article ~~27~~21 Subsection II — Workings;

VII -                     keep the Board of Directors informed about the activities of the company;

VIII - together with the other Executive Officers, prepare the annual report and draw up the balance sheet;

Article ~~34~~28 - The Executive Officers are to:

I -                                   organize the services for which they are responsible;

II -                              participate in meetings of the Executive Board, contributing to the definition of the policies to be followed by the company and reporting on matters of the respective areas of supervision and coordination;

III -                         comply with and ensure compliance with the policy and general guidance of the company’s business laid down by the Board of Directors, each Executive Officer being responsible for his business units and specific area of activities;

IV -                          contract the services described in §2º of Article ~~39~~33, in compliance with determinations of the Fiscal Council.

Article ~~35~~29 - The company shall be represented as plaintiff or defendant in courts of law or otherwise, including as regards the signature of documents constituting responsibility for this, by 2 (two) members of the Executive Board, or by 2 (two) proxies established in accordance with § 1 of this Article, or by 1 (one) proxy jointly with an Executive Officer.

§ 1 - Except when otherwise required by law, proxies shall be appointed by a power of attorney in the form of a private instrument in which shall be specified the powers granted and the term of validity of powers of attorney.

§ 2 - The company may, moreover, be represented by a single proxy at the General Meetings of shareholders of the companies, consortia and other organizations in which it participates or for acts arising out the exercise of powers specified in a power of attorney “ad judicia” or: (a) at agencies at any level of government, customs houses and public service concessionaires for specific acts for which a second proxy is not necessary or not permitted; (b) for signing of contract instruments in solemnity or at which the presence of a second proxy is not possible; (c) for signing of documents of any kind which imply in an obligation for the company whose monetary limits shall be established by the Executive Board.

§ 3 - In the case of commitments assumed abroad, the company may be represented by a single member of the Executive Board, or by an attorney in-fact with specific and limited powers according to the present By-Laws.

§ 4 -   Summons and judicial or extrajudicial notifications shall be made in the name of the Executive Officer responsible for Investor Relations, or by proxy as established in § 1 of this Article.

CHAPTER V - FISCAL COUNCIL

Article ~~36~~30 - The Fiscal Council, a permanently functioning body, shall be formed of 3 (three) to 5 (five) principal members and an equal number of alternates, elected by the General Meeting, which shall fix their remuneration.

Article ~~37~~31 - The members of the Fiscal Council shall carry out their duties until the first Ordinary General Meeting to be held following their election, their re-election being permitted.

Article ~~38~~32 - In their absence or impediment, or in cases of vacancy of office, the members of the Fiscal Council shall be replaced by their respective alternates.

Article ~~39~~33 — The Fiscal Council shall be responsible to exercise the functions attributed to it by the applicable prevailing legislation, in these By-Laws, and as regulated by its own Internal Rules to be approved by its members;

§ 1~~º—~~ The Internal Rules of the Fiscal Council shall regulate, in addition to the attributions already established in Law 6.404/76, ~~imperatively,~~ the following, subject to the provisions of Art. 19, §3 of the By-laws:

(i)                                     to establish the procedures to be adopted by the Company to receive, process and treat denunciations and complaints related to accounting, internal accounting controls and auditing matters, and ensure that the procedures for receiving complaints will guarantee secrecy and anonymity to the complainants;

(ii)                                  to recommend and assist the Board of Directors in the selection, remuneration and dismissal of the external auditors of the Company;

(iii)                               to deliberate concerning the contracting of new services that may be rendered by the external auditors of the Company;

(iv)                              to supervise and evaluate the work of the external auditors, and to direct the management of the Company concerning any need to withhold the remuneration of the external auditor, as well as to mediate any disputes between management and the external auditors regarding the financial statements of the Company.

§ 2~~º~~ - For adequate performance of its duties, the Fiscal Council may determine the contracting of services from lawyers, consultants and analysts, and other resources that may be necessary for the performance of its duties, while observing the budget, proposed by the Fiscal Council and approved by the Board of Directors, without prejudice to the provisions established in §8º of Article 163 of Law 6.404/76.

§3~~º~~ - The members of the Fiscal Council shall provide, within at least 30 (thirty) days before the Annual Shareholders’ Meeting is held, their analysis of the management report and the financial statements.

CHAPTER VI - COMPANY PERSONNEL

Article ~~40~~34 - The company shall maintain a social security plan for its employees administered by a foundation established for this purpose, the provisions of prevailing legislation being complied with.

CHAPTER VII - FINANCIAL YEAR AND DISTRIBUTION OF PROFITS

Article ~~41~~35 - The fiscal year of the company shall coincide with the calendar year, thus finishing on December 31, when the balance sheets shall be prepared.

Article ~~42~~36 - After the constitution of the legal reserve, the employment of the remaining portion of the net profit verified at the end of each financial year (which shall coincide with the calendar year) shall, on the motion of the Administration, be submitted to the decision of the General Meeting.

Sole Paragraph - The amount of the interest, paid or credited in the form of interest on stockholders’ equity in accordance with the prescriptions of Article 9, § 7 of Law

# 9,249 dated December 26, 1995 and of relevant legislation and regulations, may be ascribed to the compulsory dividend and to the minimum annual dividend on the preferred shares, such amount for all legal purposes forming the sum of the dividends distributed by the company.

Article ~~43~~37 - The proposal for distribution of profit shall include the following reserves:

I.                                       Tax Incentive Reserve, to be constituted in accordance with the fiscal legislation in force.

II.                                  Investments Reserve, in order to ensure the maintenance and development of the main activities which comprise the company’s purpose, in an amount not greater than 50% (fifty percent) of distributable net profit up to a maximum of the company’s share capital.

Article ~~44~~38 - At least 25% (twenty-five percent) of the net annual profit, adjusted as per the law, shall be devoted to the payment of dividends.

Article ~~45~~39 - At the proposal of the Executive Board, the Board of Directors may determine the preparation of the balance sheets in periods of less than a year and declare dividends or interest on stockholders’ equity on account of the profit verified in these balances as well as to declare for the account of accrued profits or profit reserves existing in the latest annual or semi-annual balance sheet.

Article ~~46~~40 - The dividends and interest on stockholders’ equity mentioned in the Sole Paragraph of Article ~~42~~36 shall be paid at the times and at the places specified by the Executive Board, those not claimed within 3 (three) years after the date of payment reverting in favor of the company.

CHAPTER VIII — SALE OF CONTROL AND CANCELLATION OF THE COMPANY’S REGISTRATION AS A PUBLICLY HELD COMPANY

Article ~~47~~41 - The Sale of Control of the Company, whether through a single transaction or through a series of transactions, shall be undertaken pursuant to conditions precedent or conditions subsequent that the Purchaser undertakes to make a tender offer to purchase the common shares from the company’s common shareholders, in compliance with the terms and conditions provided for under applicable law, so as to ensure them equal treatment as that given to the Selling Controlling Shareholder.

Article ~~48~~42 - The tender offer mentioned in the previous article shall also be required:

I.                                 when there is a remunerated transfer of share subscription rights and other securities or rights related to securities convertible into shares, which may result in the Sale of Control of the Company; or

II.                            in case of transfer of the control of a company holding Control over the company, in which case the Selling Controlling Shareholder shall inform BM&FBOVESPA regarding the amount attributed to the company in this transfer and attach the documents evidencing such amount.

Article ~~49~~43 - Any person who acquires Control under a private agreement entered into with the Controlling Shareholder for the purchase of any amount of shares shall:

I.                                       make the tender offer referred to in Article ~~47~~41 above; and

II.                                  pay, as indicated below, the amount equivalent to the difference between the tender offer price and the amount paid per any share acquired on a stock exchange in the six (6) months prior to the acquisition of Control, duly adjusted for inflation until the payment date. Such amount shall be distributed among all persons who sold the company’s common shares during the trading sessions in which the Purchaser made the acquisitions, proportionally to the net daily selling balance of each, and BM&FBOVESPA will take measures to make the distribution pursuant to its regulations.

Article ~~50~~44 - For the purposes of these By-laws, the following capitalized terms will have the following meanings:

“Administrator(s)” means, when used in the singular, the company’s Officers and members of the Board of Directors referred to individually, or, when used in the plural, the company’s Officers and members of the Board of Directors referred to jointly.

“Control” (as well as its related terms, “Controlling Company”, “Controlled,” or “under Common Control”) means the power effectively used to direct corporate activities and guide the operation of a company’s bodies, directly or indirectly, de facto or de jure, regardless of the equity interest held, as well as to elect the majority of the administrators of a company. There is a rebuttable presumption of control for the person or Group of Shareholders that holds shares assuring it an absolute majority of votes of shareholders attending the last three General Meetings, even if it does not hold shares ensuring the absolute majority of the voting capital.

“Controlling Shareholder” means the shareholder(s) or Group of Shareholders exercising Control of the company.

“Controlling Shares” means the set of shares that directly or indirectly entitles its holder(s) to the individual and/or shared exercise of Control of the company.

“Economic Value” means the value of the company and of its shares as may be determined by a valuation firm using recognized methodology or based on other criteria as may be defined by the CVM.

“Group of Shareholders” means a group of persons tied together by a voting agreement with any person (including, without limitation, any individual or legal entity, investment fund, condominium, securities portfolio, rights agreement or other form of organization, resident, domiciled or headquartered in Brazil or abroad), or which represents the same interest as the shareholder, which may subscribe for and/or acquire shares of the company. Among the examples of a person representing the same interest as the shareholder, which may subscribe for and/or acquire shares of the Company, is any person (i) who is directly or indirectly controlled or managed by such shareholder, (ii) who controls or manages, in any way, the shareholder, (iii) who is directly or indirectly controlled or managed by any person who directly or indirectly controls or manages such shareholder, (iv) in which the controller of such shareholder holds, directly or indirectly, an equity interest equal to or greater than thirty percent (30%) of the capital stock, (v) in which such shareholder holds, directly or indirectly, an equity interest equal to or greater than thirty percent (30%) of the capital stock, or (vi) who directly or indirectly holds an equity interest equal to or higher than thirty percent (30%) of the shareholder’s capital stock.

“Independent Director” is a member of the board of directors characterized by: (i) not having any ties to the company, except as a shareholder; (ii) not being a Controlling Shareholder or spouse or relative up to the second degree of a Controlling Shareholder, or not being or not having been, in the last three (3) years, tied to a company or entity related to the Controlling Shareholder (persons tied to public education and/or research institutions are excluded from this restriction); (iii) not having been, in the last three (3) years, an employee or executive officer of the company, of its Controlling Shareholder or of a company controlled by the company; (iv) not being a direct or indirect supplier or purchaser of services and/or products of the company, in such an amount that would imply loss of independence; (v) not being an employee or administrator of a company or entity that is offering or purchasing services and/or products from the company, in such an amount that would imply loss of independence; (vi) not being a spouse or relative up to the second degree of any manager of the company; and (vii) not receiving any compensation from the company besides that related to the position as a director (cash compensation arising from equity ownership is excluded from such restriction).

“Outstanding Shares” means all shares issued by the company, except for shares held by the Controlling Shareholder, persons or legal entities related to such Controlling Shareholder or Administrators, shares kept in treasury and special class preferred shares.

“Purchaser” means the person to whom the Selling Controlling Shareholder transfers the Controlling Shares in a Sale of Control of the Company.

“Sale of Control of the Company” means the transfer to a third party, for consideration, of Controlling Shares.

“Selling Controlling Shareholder” means the Controlling Shareholder when it advances a Sale of Control of the Company.

Article ~~51~~45 - Any person, shareholder or Group of Shareholders who acquires or becomes, or has become, by any means, the holder of an amount equal to or greater than 25% (twenty-five percent) of the company’s total issued common shares or of its total capital stock, excluding shares held in treasury, shall, within thirty (30) days after the date of acquisition or the event resulting in the ownership of shares in an amount equal to or greater than the aforementioned limit, make or request the registration of, as the case may be, a tender offer for all common shares issued by the company (oferta pública para aquisição, or “OPA”), in compliance with applicable CVM and BM&FBOVESPA regulations and the terms of this article.

§1 - The OPA shall be (i) addressed equally to all shareholders holding common shares issued by the company, (ii) made in an auction to be held at BM&FBOVESPA, (iii) launched at the price determined in accordance with the provisions of § 2 below, and (iv) paid in cash in Brazilian currency for the acquisition of the company’s common shares issued in the OPA.

§2 - The minimum purchase price in the OPA of each common share issued by the company shall be equal to the greater of:

(i)     the Economic Value determined in an appraisal report;

(ii)   120% of the weighted average unit price of the common shares issued by the company during the period of 60 (sixty) trading sessions prior to the OPA; and

(iii)  120% of the highest price paid by the purchasing shareholder during the 12 (twelve) months before the purchasing shareholder attained a significant equity interest.

§3 - The OPA referred to in the head paragraph of this article shall not exclude the possibility of another shareholder of the company or, as the case may be, the company itself, formulating a competing OPA, pursuant to the applicable regulations.

§4 - The person, shareholder or Group of Shareholders shall be required to comply with any standard requests or requirements of the CVM related to the OPA, within the deadlines set forth in the applicable regulation.

§5 - Any person, shareholder or Group of Shareholders that purchases or becomes the holder of other rights, including usufruct or trustee rights, related to the shares issued by the company in an amount equal to or greater than 25% (twenty-five percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury, shall be equally required to, within no later than 60 (sixty) days from the date of such purchase or the event resulting in the ownership of such rights related to shares in an amount equal to or higher than 25% (twenty-five percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury, make or request the registration, as the case may be, of an OPA, as described in this Article ~~51~~45.

§6 - The obligations set forth in Article 254-A of Law No. 6,404/76 and in Articles ~~47~~41, ~~48~~42 and ~~49~~43 hereof shall not exempt the person, shareholder or Group of Shareholders from performing the obligations included in this article.

§7 — Until November 9th, 2020, the provisions set forth in this Article shall not apply:

(i)     to the shareholders or Group of Shareholders bound by a shareholders’ agreement filed at the headquarters of the company on the date that the deliberations approved at the EXTRAORDINARY GENERAL MEETING held on July 27th, 2017 became effective (“Base Date”) and which, on the Base Date, were holders of at least 25% (twenty-five percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury (“Agreement”);

(ii)   to investors who may become party to an Agreement, provided that such investors’ equity participation is acquired in accordance with the terms of the respective Agreement;

(iii)  to partners and/or shareholders of the signatories of an Agreement, who succeed such signatories in the ownership of their equity participation.

§8 - The provisions of this Article ~~51~~45 are not applicable if a shareholder or Group of Shareholders becomes the holder of an amount exceeding 25% (twenty-five percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury, as a result of (a) the merger of another company into Vale, (b) the merger of shares of another company into Vale or (c) the subscription of Vale’s shares, made in a single primary issuance approved at a general shareholders’ meeting convened by the Board of Directors, and which proposal of capital increase has determined the issue price of the shares based on an Economic Value obtained from an economic and financial appraisal report of the company prepared by an expert institution or firm with proven experience in the appraisal of publicly held companies.

§9 - Involuntary increases of equity interest resulting from the retirement of treasury stock, repurchase of shares or reduction of the company’s capital stock through the retirement of treasury stock shall not be included in the calculation of the percentage set forth in the head paragraph of this article.

§10 - If the CVM regulation applicable to the OPA set forth in this article provides for the adoption of a criterion for determining the OPA acquisition price of each share issued by the company that results in an acquisition price higher than the acquisition price established under §2 above, the acquisition price in the OPA set forth in this article shall be that determined pursuant to the terms of the CVM regulation.

Article ~~52~~46 - In the event that any person, shareholder or Group of Shareholders fails to comply with the obligation of making a tender offer in accordance with the rules, proceedings and provisions set forth in this Chapter (the “Defaulting Shareholder”), including with respect to compliance with the deadlines for making and requesting registration of such offering, or compliance with potential requests by CVM:

(i)                 the Board of Directors of the company shall convene an Extraordinary Shareholders’ Meeting, in which the Defaulting Shareholder shall not be entitled to vote, to decide upon the suspension of the exercise of the rights of the Defaulting Shareholder, in accordance with Article 120 of Law No. 6,404/76; and

(ii)              in addition to the obligation of making a tender offer under the terms set forth herein, the Defaulting Shareholder shall be required to cause the acquisition price of each of the company’s common shares in such tender offer to be fifteen percent (15%) higher than the minimum acquisition price determined for such tender offer.

Article ~~53~~47 - In the tender offer to be made by the Controlling Shareholder or by the company with the purpose of canceling the company’s registration as a publicly held company, the minimum offering price shall correspond to the Economic Value as determined in the appraisal report prepared according to the terms contained in the head paragraph and in §1 of Article ~~54~~48, in due compliance with the applicable legal rules and regulations.

Article ~~54~~48 - The appraisal report referred to in Articles ~~51~~45 and ~~53~~47 of these By-laws shall be prepared by a specialized institution or firm with proven experience and with decision-making power independent from the company, its Administrators and/or the Controlling Shareholder(s), and the report shall also meet the requirements of Article 8, §1 of Law No. 6,404/76 and be subject to liability as set forth in §6 of the same article of Law No. 6,404/76.

§1 -       The choice of the specialized institution or firm responsible for determining the company’s Economic Value is attributed exclusively to the general meeting, based on a list of three options submitted by the Board of Directors. The respective resolution, not counting blank votes, shall be taken by majority vote of shareholders representing the Outstanding Shares present at that meeting, which, if initiated at first call shall be attended by shareholders representing at least 20% (twenty percent) of the total Outstanding Shares, or if initiated at second call may be attended by any number of shareholders representing the Outstanding Shares.

§2 -                    The costs for preparation of the appraisal report shall be fully borne by the offeror.

Article ~~55~~49 - The company shall not register any transfer of common shares to the Purchaser or to any person(s) who acquire(s) Control until such person(s) have complied with the provisions set forth in these By-laws, subject to the provisions of Article ~~51~~45.

Article ~~56~~50 - No shareholders’ agreement that provides for the exercise of Control may be filed at the company’s headquarters unless the signatories thereof have complied with the provisions set forth in these By-laws, subject to the provisions of Article 51.

Article ~~57~~51 - Cases not expressly addressed in these By-laws shall be resolved by the General Meeting and in accordance with Law No. 6,404/76.

CHAPTER IX — ARBITRATION

Article ~~58~~52 - The company, its shareholders, Administrators and members of the Fiscal Council and of the Committees undertake to resolve by arbitration before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado) any and all disputes or controversies that may arise between or among them, related to or resulting from, in particular, the application, validity, effectiveness, interpretation, breach and its effects of the provisions of Law No. 6,404/76, these By-laws and the rules issued by the National Monetary Council, the Central Bank of Brazil and the CVM, as well as other rules applicable to the operation of capital markets in general.

Report on the proposed amendments to the Bylaws of Vale S.A.

Below is a report in table format, detailing the origin of, and justification for, the proposed amendments to the Company’s Bylaws and analyzing their possible legal and economic effects:

Current text of By-laws	Proposed text for Bylaws	Justification

Article 5 - The paid-up capital amounts to R$77,300,000,000.00 (seventy-seven billion and three hundred million Reais) corresponding to 5.416.521.415 (five billion, four hundred and sixteen million, five hundred and twenty one thousand and four, hundred and fifteen) book-entry shares, being R$48.660.827.602,05 (forty-eight billion, six hundred and sixty million, eight hundred and twenty-seven thousand, six hundred and two Reais and five cents), divided into 3.409.733.697 (three billion, four hundred and nine million, seven hundred and thirty-three thousand and six hundred and ninety-seven) common shares and R$28.639.172.397,96 (twenty-eight billion, six hundred and thirty-nine million, one hundred and seventy-two thousand, three hundred and ninety-seven Reais and ninety-six cents), divided into 2.006.787.718 (two billion, six million, seven hundred and eighty-seven thousand, seven hundred and eighteen) preferred Class “A” shares, including 12 (twelve) golden shares, all without nominal value.

Article 5 - The paid-up capital amounts to R$77,300,000,000.00 (seventy-seven billion and three hundred million Reais) corresponding to ~~5.416.521.415~~ 5,304,684,600 (five billion, ~~four~~ three hundred and ~~sixteen~~ four million, ~~five~~ six hundred and ~~twenty one~~ eighty-four thousand and ~~four~~ six, hundred ~~and fifteen~~) book-entry shares, being ~~R$48.660.827.602,05~~ 72,772,826,412.91 (~~forty-eight~~seventy-two billion, ~~six~~seven hundred and ~~sixty~~ seventy-two million, eight hundred and twenty-~~seven~~six thousand, ~~six~~ four hundred and ~~two~~twelve Reais and ~~five~~ ninety-one cents), divided into ~~3.409.733.697 (three~~ 4,997,544,504 (four billion, ~~four~~ nine hundred and ~~nine~~ninety-seven million, ~~seven~~five hundred and ~~thirty-three~~ forty-four thousand and ~~six~~five hundred and ~~ninety-seven~~four) common shares and R$~~28.639.172.397,96 (twenty-eight~~4,527,173,587.09 (four billion, ~~six~~five hundred and ~~thirty-nine~~ twenty-seven million, one hundred and seventy-~~two~~three thousand, ~~three~~five hundred and ~~nin~~eighty-seven Reais and ~~ninety-six~~nine cents), divided into ~~2.006.787.718 (two billion, six~~307,140,096 (three hundred and seven million, ~~seven~~one

This amendment is a result of the corporate restructuring approved in the the Extraordinary General Meeting held on 06.27.2017 and of the requests for conversion of class A preferred shares into common shares filed by holders of 84.4% of the existing preferred shares, as reported in the Material Fact disclosed on 08.11.2017. Legal and Economic Effects. This amendment only aims to reflect the change in the corporate capital resulting from the merger of Valepar S.A. into Vale, and the conversion of 1,660,581,830 class A preferred shares issued by the Company into common shares at a ratio of 0.9342 common share for each preferred share, as informed in the Material Fact disclosed on 08.11.2017.

Current text of By-laws	Proposed text for Bylaws	Justification
(…)	hundred and ~~eighty-seven~~forty thousand, ~~seven hundred~~ and ~~eighteen~~ninety-six) preferred Class “A” shares, including 12 (twelve) golden shares, all without nominal value. (…)

Article 9 - At an Ordinary or Extraordinary General Meeting, the chair shall be taken by the Chairman, or in his absence by the Vice-Chairman of the Board of Directors of the company, and the Secretary of the Board of Directors shall act as secretary, as per § 15 of Article 11.

Sole Paragraph - In the case of temporary absence or impediment of the Chairman or Vice-Chairman of the Board of Directors, the General Meeting of Shareholders shall be chaired by their respective alternates, or in the absence or impediment of such alternates, by an Officer specially appointed by the Chairman of the Board of Directors.

Article 9 - At an Ordinary or Extraordinary General Meeting, the chair shall be taken by the Chairman, or in his absence by the Vice-Chairman of the Board of Directors of the company, and the Secretary ~~of the Board of Directors shall act as secretary, as per § 15 of Article 11.~~ shall be appointed by the Chairman of the Meeting.
~~Sole Paragraph~~ § 1 - In the case of temporary absence or impediment of the Chairman or Vice-Chairman of the Board of Directors, the General Meeting of Shareholders shall be chaired by their respective alternates, or in the absence or impediment of such alternates, by ~~an~~ another Officer or by a person specially appointed by the Chairman of the Board of Directors.
§ 2 — The minutes of the General Meetings shall be recorded as a summary of the resolutions taken and shall be published, omitting the signatures of the shareholders present, pursuant to legislation in force. In addition, the minutes shall be signed by enough shareholders to constitute the majority needed to approve the matters reviewed.

The amendments in article 9 of the Bylaws aims to establish that (i) the Secretary of the General Meeting will be appointed by the President of the General Meeting; (ii) in cases of temporary absence or impediment of the Chairman or Vice-Chairman of the Board or of their respective alternates, any person appointed by the Chairman of the Board of Directors may chair the Meeting; and (iii) the minutes of the meetings shall be drawn up in summary form, published with the omission of the signatures of the shareholders and shall be valid with the signature by by enough shareholders to constitute the majority needed to approve the matters reviewed, as provided for in Article 130 of Law 6,404/76. Legal and Economic Effects. These amendments aim to make the procedure of the meetings and the preparation of the minutes more flexible

Current text of By-laws	Proposed text for Bylaws	Justification

Article 11 — (…)
§15 - The Board of Directors shall have a Secretary, appointed by the Chairman of the Board of Directors, who shall necessarily be an employee or administrator of the company, in whose absence or impediment shall be replaced by another employee or administrator as designated by the Chairman of the Board of Directors.

Article 11 — (…)
~~§15 - The Board of Directors shall have a Secretary, appointed by the Chairman of the Board of Directors, who shall necessarily be an employee or administrator of the company, in whose absence or impediment shall be replaced by another employee or administrator as designated by the Chairman of the Board of Directors.~~

Exclusion of Paragraph 15 of Article 11 of the Bylaws, which refers to the Secretary of the Board of Directors, which will be extinguished due to the creation of the Company’s governance office, according to the wording proposed for item XVIII of article 14 of the Bylaws. Legal and Economic Effects. This amendment aims to avoid overlapping of functions, in view of the creation of the Company’s governance office.

Article 13 — (…)
§1 - The minutes of the meetings of the Board of Directors shall be recorded in the Book of Minutes of Meetings of the Board of Directors which, after having been read and approved by the officers present at the meetings, shall be signed in a number sufficient to constitute the majority necessary for approval of the subjects examined.
§2 - The Secretary shall be responsible for the recording, distribution, filing and safeguard of the respective minutes of the meetings of the Board of Directors, as well as for the issuance of abstracts of the minutes and certificates of approvals of the Board of Directors.

Article 13 — (…)
~~§1~~ Sole Paragraph - The minutes of the meetings of the Board of Directors shall be recorded in the Book of Minutes of Meetings of the Board of Directors which, after having been read and approved by the officers present at the meetings, shall be signed in a number sufficient to constitute the majority necessary for approval of the subjects examined.
~~§2 - The Secretary shall be responsible for the recording, distribution, filing and safeguard of the respective minutes of the meetings of the Board of Directors, as well as for the issuance of abstracts of the minutes and certificates of approvals of the Board of Directors.~~

Exclusion of Paragraph 2 of Article 13 of the Bylaws, which refers to the Secretary of the Board of Directors, which will be extinguished due to the creation of the Company’s governance office, according to the wording proposed for item XVIII of article 14 of the Bylaws. Legal and Economic Effects. This amendment aims to avoid overlapping of functions, in view of the creation of the Company’s governance office.

Current text of By-laws	Proposed text for Bylaws	Justification

Article 14 - The Board of Directors shall be responsible for:
(…)
XVII. selecting and removing external auditors of the company, based on the Fiscal Council’s recommendation, in accordance with section (ii) of §1º of Article 39;
(…)

XVIII. appointing and removing the person responsible for the internal auditing and for the Ombud of the company, who shall report directly to the Board of Directors;
(…)

XXVI. approving the provision of guarantees in general, and establishing criteria for the Executive Board in relation to the contracting of loans and financing and for the signing of other contracts;

(…)

Article 14 - The Board of Directors shall be responsible for:
(…)
XVII. selecting and removing external auditors of the company, based on the Fiscal Council’s recommendation, in accordance with section (ii) of §1º of Article ~~39~~ 33;
(…)

XVIII. appointing and removing the person responsible for the governance office, the internal auditing and ~~for~~ the Ombud of the company, who shall report directly to the Board of Directors;
(…)

XXVI. ~~approving the provision of guarantees in general, and~~ establishing criteria for the Executive Board ~~in relation to the~~ for providing guarantees in general and contracting of loans and financing and for the signing of other contracts;
(…)

§3 — Vale and its controlled companies in Brazil or abroad are prohibited from making, directly or indirectly through third parties, any contribution to political movements, including those organized as political parties, and to their representatives or candidates.

Legal and Economic Effects. There are no legal and economic effects, since it is a mere update of the cross reference.

This amendment reflects the creation of the Company’s governance office, which will be directly subordinated to the Board of Directors and whose responsible person will be appointed and removed by such body. Legal and Economic Effects. There are no legal and economic effects.

This amendment aims to clarify the wording on the general providing of guarantees by the Company. Legal and Economic Effects. There are no legal and economic effects.

Inclusion of a clause to expressly prohibit the Company and its subsidiaries in Brazil and abroad from making any contribution to political movements, and to their representatives or candidates. Legal and Economic Effects. This amendment is in accordance with the decision issued by the Federal Supreme Court in Direct Unconstitutionality Action (ADIN) No. 4,650

Current text of By-laws	Proposed text for Bylaws	Justification
and Law No. 13,165/2015, which excluded the possibility of election donations by legal entities, and aims to reflect the observance, by the Company, of the highest ethical and governance standards.

Article 15 - The Board of Directors, shall have, for advice on a permanent basis, 5 (five) technical and advisory committees, denominated as follows: Executive Development Committee, Strategic Committee, Finance Committee, Accounting Committee and Governance and Sustainability Committee.

(…)

Article 15 - The Board of Directors, shall have, for advice on a permanent basis, 5 (five) technical and advisory committees, denominated as follows: ~~Executive Development~~ Personnel Committee, ~~Strategic~~ Compliance and Risk Committee, Finance Committee, ~~Accounting~~Audit Committee and ~~Governance and~~ Sustainability Committee.

(…)

The proposal aims only to reflect the creation and new denomination of the Advisory Committees. Legal and Economic Effects. There are no legal and economic effects., since it is a mere change of name of the advisory committees of the Board of Directors.

Article 18 — (…) §1 - The members of the committees shall be appointed by the Board of Directors and may belong to company administration bodies or not. (…)

Article 18 — (…)
§1 - The members of the committees shall be appointed by the Board of Directors and may belong to company administration ~~bodies or not.~~body or not, being prohibited the participation of Executive Officers of Vale and with due regard to applicable legal and regulatory provisions.
(…)

Wording adjustment on the appointment of the members of the advisory committees of the Board of Directors. Legal and Economic Effects. There are no legal and economic effects, since it is only a wording to clarify the rules on the appointment of the committee members.

Subsection III — Workings Article 19 - Standards relating to the workings of each committee shall be defined	Subsection III — Workings and Responsibilities Article 19 - Standards relating to the workings ~~of each~~ and responsibilities of the committees	Amendment in the title and caput of article 19 in order to determine wich attributions of the Committees will be defined by the Board of Directors in the respective regiments of the committees.

Current text of By-laws	Proposed text for Bylaws	Justification
by the Board of Directors. (…)

shall be defined by the Board of Directors in the specific Internal Rules of each committee.
(…)

§3- The Board of Directors shall be responsible for determining that the Audit Committee shall exercise, with exclusivity, the duties contained in Art. 33, §1, (i) to (iv) below.

Legal and Economic Effects. The amendment aims to bring greater efficiency and flexibility to the performance of the committees, since any changes in their attributions will no longer depend on statutory changes, and may be carried out directly by the Board of Directors in the internal regiments of the committees.

Inclusion of paragraph 3 in article 19 to establish the Board of Directors is in change to determine that the exercise of certain functions currently assigned by the Bylaws to the Fiscal Council, in addition to the attributions conferred to the Fiscal Council by article 163 of Law 6,404/1976, will be exercised, with exclusivity, by the Audit Committee.

Legal and Economic Effects.
By reason of such amendment, the Company’s Board of Directors may decide that the duties of the Audit Committee, which are currently conferred by the Bylaws to the Fiscal Council, will be exercised exclusively by the Audit Committee. Thus, the Fiscal Council would only exercise the attributions provided for in article 163 of Law 6,404/1976.

Subsection IV — Responsibilities	~~Subsection IV — Responsibilities~~	Exclusion of Subsection IV, articles 20 to 25

Current text of By-laws	Proposed text for Bylaws	Justification

Article 20 — The Board of Directors shall determine the main duties of the committees, including, but not limited to the ones set forth in Article 21 and subsequent articles.
Article 21 - The Executive Development Committee shall be responsible for:
I - issuing reports on the human resources general policies of the Company submitted by the Executive Board to the Board of Directors;
II - analyzing and issuing reports to the Board of Directors on the proposal for the distribution of the annual, global budget for the remuneration of the administrators and the restatement of the model of the remuneration of members of the Executive Board;
III - submitting and ensuring up-to-dateness of the performance evaluation methodology of the members of the Executive Board; and
IV - aiding the Board of Directors with the definition of goals for the performance evaluation of the Executive Officers; and
V - follow-up of the development of the succession plan for the Executive Officers.
Article 22 - The Strategic Committee shall be responsible for:
I - recommending the strategic guidelines and the strategic plan submitted annually by the Executive Board;

~~Article 20 — The Board of Directors shall determine the main duties of the committees, including, but not limited to the ones set forth in Article 21 and subsequent articles.~~
~~Article 21 - The Executive Development Committee shall be responsible for:~~
~~I - issuing reports on the human resources general policies of the Company submitted by the Executive Board to the Board of Directors;~~
~~II - analyzing and issuing reports to the Board of Directors on the proposal for the distribution of the annual, global budget for the remuneration of the administrators and the restatement of the model of the remuneration of members of the Executive Board;~~
~~III - submitting and ensuring up-to-dateness of the performance evaluation methodology of the members of the Executive Board; and~~
~~IV - aiding the Board of Directors with the definition of goals for the performance evaluation of the Executive Officers; and~~
~~V - follow-up of the development of the succession plan for the Executive Officers.~~
~~Article 22 - The Strategic Committee shall be responsible for:~~
~~I - recommending the strategic guidelines and the strategic plan submitted annually by the Executive Board;~~
~~II - recommending investment and/or divestiture opportunities; and~~
~~III - recommending operations relating to~~

of the Bylaws, in order of the amendment in the caput of article 19, according to which the attributions of the advisory committees of the Board of Directors will be established by the Board of Directors itself, in the respective regiments interns.

Legal and Economic Effects.
The amendment aims to bring greater efficiency and flexibility to the work of the committees, since possible changes in their attributions will no longer depend on statutory changes, and may be carried out directly by the Board of Directors in the internal regiments of the committees.

Current text of By-laws	Proposed text for Bylaws	Justification

II - recommending investment and/or divestiture opportunities; and
III - recommending operations relating to merger, split-off, incorporation in which the Company and its controlled subsidiaries are a party.
Article 23 - The Finance Committee shall be responsible for:
I - evaluate the corporate risks and financial policies and the internal financial control systems of the Company;
II - evaluate the compatibility between the remuneration level of shareholders and the parameters established in the annual budget and financial scheduling, as well as its consistency with the general policy on dividends and the capital structure of the company;
III - evaluate the annual budget and the annual investments plan of Vale;
IV - evaluate the annual funding plan and the risk exposure limits of the Company;
V - evaluate the risks management process of the Company; and
VI - follow-up the financial execution of capital expenditure projects and ongoing budget.
Article 24 - The Accounting Committee shall be responsible for:
I - issuing reports on the policies and the Company’s annual auditing plan submitted by the employee responsible for internal

~~merger, split-off, incorporation in which the Company and its controlled subsidiaries are a party.~~
~~Article 23 - The Finance Committee shall be responsible for:~~
~~I - evaluate the corporate risks and financial policies and the internal financial control systems of the Company;~~
~~II - evaluate the compatibility between the remuneration level of shareholders and the parameters established in the annual budget and financial scheduling, as well as its consistency with the general policy on dividends and the capital structure of the company;~~
~~III - evaluate the annual budget and the annual investments plan of Vale;~~
~~IV - evaluate the annual funding plan and the risk exposure limits of the Company;~~
~~V - evaluate the risks management process of the Company; and~~
~~VI - follow-up the financial execution of capital expenditure projects and ongoing budget.~~
~~Article 24 - The Accounting Committee shall be responsible for:~~
~~I - issuing reports on the policies and the Company’s annual auditing plan submitted by the employee responsible for internal auditing, and on its execution;~~
~~II - tracking the results of the Company’s internal auditing, and identifying, prioritizing,~~

Current text of By-laws	Proposed text for Bylaws	Justification

auditing, and on its execution;
II - tracking the results of the Company’s internal auditing, and identifying, prioritizing, and submitting actions to be accompanied by the Executive Board to the Board of Directors;
III - evaluating the procedures and results of the internal audit, in respect to best practices, when requested by the Board of Directors; and
IV - aiding the Board of Directors, if requested by them, in the process of appointing and evaluating the annual performance of the person responsible for the internal auditing of the Company.
Article 25 - The Governance and Sustainability Committee shall be responsible for:
I - evaluating the efficiency of the company’s governance practices and the workings of the Board of Directors, and submitting improvements;
II - submitting improvements to the Code of Ethics and Conduct and to the management system in order to avoid conflicts of interests between the company and its shareholders or company administrators;
III - evaluating related party transactions submitted for resolution of the Board of Directors, as well as issuing reports on potential conflicts of interest involving related parties;

~~and submitting actions to be accompanied by the Executive Board to the Board of Directors;~~
~~III - evaluating the procedures and results of the internal audit, in respect to best practices, when requested by the Board of Directors; and~~
~~IV - aiding the Board of Directors, if requested by them, in the process of appointing and evaluating the annual performance of the person responsible for the internal auditing of the Company.~~
~~Article 25 - The Governance and Sustainability Committee shall be responsible for:~~
~~I - evaluating the efficiency of the company’s governance practices and the workings of the Board of Directors, and submitting improvements;~~
~~II - submitting improvements to the Code of Ethics and Conduct and to the management system in order to avoid conflicts of interests between the company and its shareholders or company administrators;~~
~~III - evaluating related party transactions submitted for resolution of the Board of Directors, as well as issuing reports on potential conflicts of interest involving related parties;~~
~~IV - evaluating proposals for modifying the Policies which are not attributed to other committees, of the By-Laws and the Internal Regiments of Vale’s Assessment Committees;~~
~~V - analyzing and proposing improvements to the Company’s Sustainability Report;~~
~~VI - evaluating Vale’s performance regarding~~

Current text of By-laws	Proposed text for Bylaws	Justification

IV - evaluating proposals for modifying the Policies which are not attributed to other committees, of the By-Laws and the Internal Regiments of Vale’s Assessment Committees;
V - analyzing and proposing improvements to the Company’s Sustainability Report;
VI - evaluating Vale’s performance regarding sustainability aspects and proposing improvements based on a long-term strategic vision;
VII - aiding the Board of Directors, if requested by them, in the process of appointing and evaluating the annual performance of the person responsible for the internal ombudsman (ouvidoria) of the Company;
VIII - aiding the Board of Directors, if requested by them, in the process of evaluating the internal ombudsman (ouvidoria) of the Company when dealing with matters involving the Ombudsman channel (Canal de Ouvidoria) and violations to the Code of Ethics and Conduct.

~~sustainability aspects and proposing improvements based on a long-term strategic vision;~~
~~VII - aiding the Board of Directors, if requested by them, in the process of appointing and evaluating the annual performance of the person responsible for the internal ombudsman (ouvidoria) of the Company;~~
~~VIII - aiding the Board of Directors, if requested by them, in the process of evaluating the internal ombudsman (ouvidoria) of the Company when dealing with matters involving the Ombudsman channel (Canal de Ouvidoria) and violations to the Code of Ethics and Conduct.~~

Article 31 — (…)
§1 - When there is no consent among members of the Board, the Chief Executive Officer may (i) withdraw the issue from the agenda, (ii) attempt to form a majority, with the use of his casting vote or, (iii) in the

Article ~~31~~ 25 — (…)
§1 - When there is no consent among members of the Board, the Chief Executive Officer may (i) withdraw the issue from the agenda, (ii) attempt to form a majority, with the use of his casting vote or, (iii) in the interests of

Legal and Economic Effects. There is no, because it is a mere update of the cross reference.

Current text of By-laws	Proposed text for Bylaws	Justification

interests of the company and by grounded presentation, decide individually on the matters raised for joint approval, including those listed in Article 32, and in respect of the exceptions stated in §2 following;
(…)

the company and by grounded presentation, decide individually on the matters raised for joint approval, including those listed in Article ~~32~~ 26, and in respect of the exceptions stated in §2 following;
(…)

Article 33 — (…)
V - coordinate the decision-making process of the Executive Board, as provided for in Article 31 of Subsection II — Workings;
VI - indicate, whom among the Executive Officers shall substitute an Executive Officer in case of an impairment that temporarily impedes an officer from performing his respective duties or temporary absence or leave, in compliance to Article 27 Subsection II — Workings;
(…)

Article ~~33~~ 27 — (…)
V - coordinate the decision-making process of the Executive Board, as provided for in Article ~~31~~ 25 of Subsection II — Workings;
VI - indicate, whom among the Executive Officers shall substitute an Executive Officer in case of an impairment that temporarily impedes an officer from performing his respective duties or temporary absence or leave, in compliance to Article ~~27~~ 21 Subsection II — Workings;
(…)

Legal and Economic Effects. There is no, because it is a mere update of the cross reference.

Article 34 — (…) IV - contract the services described in §2º of Article 39, in compliance with determinations of the Fiscal Council.	Article ~~34~~ 28 — (…) IV - contract the services described in §2º of Article ~~39~~ 33, in compliance with determinations of the Fiscal Council.	Legal and Economic Effects. There is no, because it is a mere update of the cross reference.

Article 39 — (…) § 1º- The Internal Rules of the Fiscal Council shall regulate, in addition to the attributions already established in Law 6.404/76, imperatively, the following: (…)

Article ~~39~~ 33 — (…)
§ 1~~º~~- The Internal Rules of the Fiscal Council shall regulate, in addition to the attributions already established in Law 6.404/76, ~~imperatively,~~ the following, subject to the provisions of Art. 19, §3 of the By-laws:

Inclusion of a cross-reference in Paragraph 1 of Article 39 to predict that certain duties currently conferred by the Bylaws to the Fiscal Council, in addition to those provided for in article 163 of Law 6,404/1976, may be exercised, exclusively, by the Audit

Current text of By-laws	Proposed text for Bylaws	Justification
	(…)	Comitee.

Article 46 - The dividends and interest on stockholders’ equity mentioned in the Sole Paragraph of Article 42 shall be paid at the times and at the places specified by the Executive Board, those not claimed within 3 (three) years after the date of payment reverting in favour of the company.

Article ~~46~~ 40 - The dividends and interest on stockholders’ equity mentioned in the Sole Paragraph of Article ~~42~~ 36 shall be paid at the times and at the places specified by the Executive Board, those not claimed within 3 (three) years after the date of payment reverting in favour of the company.

Legal and Economic Effects. There is no, because it is a mere update of the cross reference.

Article 49 — (…) I. make the tender offer referred to in Article 47 above; and (…)	Article ~~49~~ 43 — (…) I. make the tender offer referred to in Article ~~47~~ 41 above; and (…)	Legal and Economic Effects. There is no, because it is a mere update of the cross reference.

Article 51 — (…)
§5 - Any person, shareholder or Group of Shareholders that purchases or becomes the holder of other rights, including usufruct or trustee rights, related to the shares issued by the company in an amount equal to or greater than 25% (twenty-five percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury, shall be equally required to, within no later than 60 (sixty) days from the date of such purchase or the event resulting in the ownership of such rights related to shares in an amount equal to or higher than 25% (twenty-five percent) of

Article ~~51~~ 45 — (…)
§5 - Any person, shareholder or Group of Shareholders that purchases or becomes the holder of other rights, including usufruct or trustee rights, related to the shares issued by the company in an amount equal to or greater than 25% (twenty-five percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury, shall be equally required to, within no later than 60 (sixty) days from the date of such purchase or the event resulting in the ownership of such rights related to shares in an amount equal to or higher than 25% (twenty-five percent) of the total common

Legal and Economic Effects. There is no, because it is a mere update of the cross reference.

Current text of By-laws	Proposed text for Bylaws	Justification

the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury, make or request the registration, as the case may be, of an OPA, as described in this Article 51.
§6 - The obligations set forth in Article 254-A of Law No. 6,404/76 and in Articles 47, 48 and 49 hereof shall not exempt the person, shareholder or Group of Shareholders from performing the obligations included in this article.
(…)
§8 - The provisions of this Article 51 are not applicable if a shareholder or Group of Shareholders becomes the holder of an amount exceeding 25% (twenty-five percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury, as a result of (a) the merger of another company into Vale, (b) the merger of shares of another company into Vale or (c) the subscription of Vale’s shares, made in a single primary issuance approved at a general shareholders’ meeting convened by the Board of Directors, and which proposal of capital increase has determined the issue price of the shares based on an Economic Value obtained from an economic and financial appraisal report of the company prepared shares issued by the company or of the total capital stock, excluding the shares held in treasury, make or request the registration, as the case may be, of an OPA, as described in this Article ~~51~~ 45.

§6 - The obligations set forth in Article 254-A of Law No. 6,404/76 and in Articles ~~47~~ 41, ~~48~~ 42 and ~~49~~ 43 hereof shall not exempt the person, shareholder or Group of Shareholders from performing the obligations included in this article.
(…)
§8 - The provisions of this Article ~~51~~ 45 are not applicable if a shareholder or Group of Shareholders becomes the holder of an amount exceeding 25% (twenty-five percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury, as a result of (a) the merger of another company into Vale, (b) the merger of shares of another company into Vale or (c) the subscription of Vale’s shares, made in a single primary issuance approved at a general shareholders’ meeting convened by the Board of Directors, and which proposal of capital increase has determined the issue price of the shares based on an Economic Value obtained from an economic and financial appraisal report of the company prepared by an expert institution or firm with

Current text of By-laws	Proposed text for Bylaws	Justification
by an expert institution or firm with proven experience in the appraisal of publicly held companies.	proven experience in the appraisal of publicly held companies.

Article 53 - In the tender offer to be made by the Controlling Shareholder or by the company with the purpose of canceling the company’s registration as a publicly held company, the minimum offering price shall correspond to the Economic Value as determined in the appraisal report prepared according to the terms contained in the head paragraph and in §1 of Article 54, in due compliance with the applicable legal rules and regulations.

Article ~~53~~ 47 - In the tender offer to be made by the Controlling Shareholder or by the company with the purpose of canceling the company’s registration as a publicly held company, the minimum offering price shall correspond to the Economic Value as determined in the appraisal report prepared according to the terms contained in the head paragraph and in §1 of Article ~~54~~ 48, in due compliance with the applicable legal rules and regulations.

Legal and Economic Effects. There is no, because it is a mere update of the cross reference.

Article 54 - The appraisal report referred to in Articles 51 and 53 of these By-laws shall be prepared by a specialized institution or firm with proven experience and with decision-making power independent from the company, its Administrators and/or the Controlling Shareholder(s), and the report shall also meet the requirements of Article 8, §1 of Law No. 6,404/76 and be subject to liability as set forth in §6 of the same article of Law No. 6,404/76.
(…)

Article ~~54~~ 48- The appraisal report referred to in Articles ~~51~~ 45 and ~~53~~ 47 of these By-laws shall be prepared by a specialized institution or firm with proven experience and with decision-making power independent from the company, its Administrators and/or the Controlling Shareholder(s), and the report shall also meet the requirements of Article 8, §1 of Law No. 6,404/76 and be subject to liability as set forth in §6 of the same article of Law No. 6,404/76.
(…)

Legal and Economic Effects. There is no, because it is a mere update of the cross reference.

Article 55 - The company shall not register any transfer of common shares to the Purchaser or to any person(s) who	Article ~~55~~ 49 - The company shall not register any transfer of common shares to the Purchaser or to any person(s) who acquire(s)	Legal and Economic Effects. There is no, because it is a mere update of the cross reference.

Current text of By-laws	Proposed text for Bylaws	Justification
acquire(s) Control until such person(s) have complied with the provisions set forth in these By-laws, subject to the provisions of Article 51.	Control until such person(s) have complied with the provisions set forth in these By-laws, subject to the provisions of Article ~~51~~ 45.

Article 56 - No shareholders’ agreement that provides for the exercise of Control may be filed at the company’s headquarters unless the signatories thereof have complied with the provisions set forth in these By-laws, subject to the provisions of Article 51.

Article ~~56~~ 50 - No shareholders’ agreement that provides for the exercise of Control may be filed at the company’s headquarters unless the signatories thereof have complied with the provisions set forth in these By-laws, subject to the provisions of Article ~~51~~ 45.

Legal and Economic Effects. There is no, because it is a mere update of the cross reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: September 29, 2017		Director of Investor Relations